As confidentially submitted to the Securities and Exchange Commission on February 3, 2021
pursuant to the Jumpstart our Business Startups Act

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

REGENCELL BIOSCIENCE HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

Cayman Islands	2833	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

11/F First Commercial Building

33-35 Leighton Road

Causeway Bay, Hong Kong

+ 852 2155 0823

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

302-738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

Joan Wu, Esq. Arila Zhou, Esq. Hunter Taubman Fischer & Li LLC 800 Third Avenue, Suite 2800 New York, NY 10022 Tel: 212.530.2208	Mitchell Nussbaum, Esq. Angela M. Dowd, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 Tel: 212.407.4000

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum offering price per share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(6)
Ordinary Shares, par value US$0.01 per share(1) (3)			$	$
Underwriter’s warrants(4)
Ordinary Shares, par value US$0.01 per share, underlying Underwriter’s warrants(5)			$	$
Total			$	$

(1)	Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act. Includes the offering price of ordinary shares that the Underwriters have the option to purchase to cover over-allotments, if any.

(2)	In accordance with Rule 416(a), the Registrant is also registering an indeterminate number of additional Ordinary Shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions.

(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act.

(4)	No separate fee is required pursuant to Rule 457(i) of the Securities Act.

(5)	The Registrant will issue to the Underwriter warrants to purchase a number of Ordinary Shares equal to an aggregate of 2.5% of the total number of Ordinary Shares (the “Underwriter Warrants”) sold in the offering (exclusive of any Ordinary Shares that may be issued upon exercise by the Underwriter of the over-allotment option). The Underwriter Warrants will have an exercise price of 110% of the public offering price per Ordinary Shares sold in the offering. The Underwriter Warrants are exercisable commencing six (6) months immediately following the closing of this offering for a period of five (5) years after the closing of this offering, at any time, and from time to time, in whole or in part. As estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act. Resales of Ordinary Shares issuable upon exercise of the Underwriter Warrants on a delayed or continuous basis pursuant to Rule 415 under the Securities Act are also registered hereby.

(6)	To be paid upon first non-confidential filing of registration statement with the Securities and Exchange Commission.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED [  ], 2021

[●] Ordinary Shares

REGENCELL BIOSCIENCE HOLDINGS LIMITED

This is an initial public offering of our ordinary shares. We are offering on a firm commitment basis, [●] ordinary shares, US$0.01 par value per share (“Ordinary Shares”). The estimated initial public offering price per Ordinary Share is between $____ and $______. We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “RGCB.” There can be no assurance that we will be successful in listing our Ordinary Shares on the Nasdaq Capital Market; however, we will not complete this offering unless we receive approval for listing on Nasdaq Capital Market.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 14 to read about factors you should consider before buying our Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. Please read the disclosures beginning on page iii of this prospectus for more information.

Mr. Yat-Gai Au, our founder, director, and Chief Executive Officer (the “CEO”), currently own approximately __% of our Ordinary Shares. Upon the closing of this offering, Mr. Yat-Cai Au will continue to own a controlling interest in us and we will meet the definition of a “controlled company” under the corporate governance standards for Nasdaq listed companies and we will be eligible to utilize certain exemptions from the corporate governance requirements of the Nasdaq Stock Market.

	Per Share		Total
Public offering price	$	[●]	$	[●]
Underwriter discount (1)	$	[●]	$	[●]
Proceeds to us, before expenses	$	[●]	$	[●]

(1)	We have agreed to reimburse the underwriters for certain expenses. See the section titled “Underwriting” beginning on page 101 of this prospectus for additional disclosure regarding underwriter compensation and offering expenses.

We have granted the representative of the underwriters an option to purchase from us, at the public offering price, up to additional      Ordinary Shares, less the underwriting discounts and commissions, within 45 days from the date of this prospectus to cover over-allotments, if any. If the representative of the underwriters exercises the option in full, the total underwriting discounts and commissions payable will be $        , and the total proceeds to us, before expenses, will be $           ..

The underwriters expect to deliver the shares to purchasers in the offering on or about ______, 2021.

Sole Book-Running Manager

Maxim Group LLC

The date of this prospectus dated [●], 2021.

i

About this Prospectus

We and the underwriter have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Other Pertinent Information

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

●	“Hong Kong” is to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this prospectus only;

●	“HKD” or “HK$” refers to the legal currency of Hong Kong;

●	“Regencell Bioscience Holdings” is to Regencell Bioscience Holdings Limited, a Cayman Islands exempted company incorporated under the laws of Cayman Islands;

●	“Regencell Bioscience Ltd.” is to Regencell Bioscience Limited, a Hong Kong limited liability company organized under the laws of Hong Kong and a wholly-owned subsidiary of Regencell Bioscience Holdings Limited;

●	“Regencell (BVI) Ltd.” is to Regencell (BVI) Limited, a British Virgin Islands business company organized under the laws of British Virgin Islands;

●	“Regencell Ltd.” is to Regencell Limited, a Hong Kong limited liability company organized under the laws of Hong Kong and a wholly-owned subsidiary of Regencell Bioscience Holdings Limited;

●	“Shares”, “shares” or “Ordinary Shares” are to the Ordinary Shares of Regencell Bioscience Holdings Limited, par value $0.01 per share;

●	“TCM” refers to Traditional Chinese Medicine;

●	“The TCM Practitioner” or “our TCM Practitioner” refers to our strategic TCM research partner, Mr. Sik-Kee Au, father of our Chief Executive Officer and director; and

●	“We”, “us”, “RGCB”, the “Company” or the “Group” are to one or more of Regencell Bioscience Holdings and its affiliated entities.

Our business is conducted in Hong Kong through our Hong Kong subsidiary Regencell Bioscience Ltd. since our inception, using Hong Kong dollars, the currency of Hong Kong. In October 2020, we opened our California office where we will conduct preliminary market research on TCM. Currently, we are not actively developing the U.S. market and will conduct preliminary market research on TCM once our TCM products achieve success in Hong Kong. Our consolidated financial statements are presented in United States dollars. In this prospectus, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of Hong Kong dollars to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

ii

FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus, including under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and elsewhere that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

●	the timing of the development of future services;

●	projections of revenue, earnings, capital structure and other financial items;

●	the development of future company-owned branches;

●	statements regarding the capabilities of our business operations;

●	statements of expected future economic performance;

●	statements regarding competition in our market; and

●	assumptions underlying statements regarding us or our business.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. We discuss our known material risks under the heading “Risk Factors” below. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

iii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Ordinary Shares, discussed under “Risk Factors,” before deciding whether to buy our Ordinary Shares.

Our Company

We are an early-stage bioscience company that focuses on research, development, and commercialization of TCM for the treatment of neurocognitive disorders and degeneration, specifically Attention Deficit Hyperactivity Disorder (“ADHD”) and Autism Spectrum Disorder (“ASD”). Our goal is to improve the lives of ADHD and ASD patients, their families and caregivers and become a market leader for the best treatment of ADHD and ASD globally. We started in Hong Kong in 2014 with main operation and assets in Hong Kong. We aim to launch three liquid-based standardized TCM formulae candidates for mild, moderate, and severe ADHD and ASD patients in Hong Kong first and subsequently to other markets as we deem appropriate.

We strategically partner with Mr. Sik-Kee Au, our TCM Practitioner, the father of our CEO and director. As of the date hereof, the TCM Practitioner has standardized the adjustable formula into three fixed formulae for mild, moderate and severe conditions. As a result, we have three standardized TCM formulae candidates under development targeting mild, moderate, and severe ADHD and ASD patients, each consisting of a standard base formula and a fixed adjusted formula. We plan to commence our second research study using those three standardized TCM formulae candidates in the second quarter of 2021.

Our three liquid-based standardized TCM formulae candidates are derived from a TCM base formula developed by our TCM Practitioner based on his TCM brain theory, known as “Sik-Kee Au TCM Brain Theory™”, and has demonstrated some improvement in patients’ condition in our first research study. The activity and specificity of the TCM base formula have been optimized by the TCM Practitioner in his prior ADHD and ASD treatment. The TCM brain theory is not recognized in general literature of TCM or elsewhere. However, the TCM Practitioner has prescribed the TCM base formula based on his TCM brain theory for over 30 years to treat ADHD, ASD and many neurological disorders and obtained satisfactory clinical treatment results.

We have been headquartered in Hong Kong since our inception. In October 2020, we opened our California office where we conduct preliminary market research on TCM. Currently, we are not actively developing the U.S. market and will conduct preliminary market research on TCM once our TCM-based products obtain regulatory approvals and achieve success in Hong Kong. We have been keeping books and records in Hong Kong since our inception. Our research study and supplement of TCM raw materials are in Hong Kong. As we are still at the stage of conducting TCM research, we have not applied for regulatory approvals; we have no sales, marketing or distribution capabilities or experience, and no granted patents or pending patent applications; and we have not generated revenues since inception.

Our Business Plan and Growth Strategy

Our goal is to improve the lives of ADHD and ASD patients, their families and caregivers and become a market leader for the best treatment of ADHD and ASD globally. The TCM Practitioner has been treating ADHD and ASD patients for over 30 years and we intend to commercialize the TCM formulae utilized in his treatment first in Hong Kong and subsequently globalize the use of such TCM formulae in order to address the unmet medical needs of the growing ADHD and ASD patient population in other countries such as the U.S. We are committed to:

●	showing in a quantifiable and systematic way, the TCM formulae utilized in the TCM Practitioner’s treatment is effective for the treatment of ADHD and ASD;
●	filing patent applications in Hong Kong and abroad;
●	standardizing the TCM Practitioner’s formulae in our second research study;

●	setting up of centralized production facilities to support our application for the approval and registration of our proprietary Chinese medicine (“pCm”);
●	branding and commercializing our standardized TCM formulae candidates;
●	developing markets in other locations globally; and
●	conducting further research and development on TCM base formula for other applications.

As of the date hereof, we have completed our first research study with the TCM Practitioner and have three standardized TCM formulae candidates under development targeting mild, moderate, and severe ADHD and ASD patients, each consisting of a standard base formula and a fixed adjusted formula. We plan to commence our second research study using those three standardized TCM formulae candidates in the second quarter of 2021. We intend to conduct further investigation and research on the application of the TCM base formula for other neurological illnesses. We will also commercialize our standardized TCM formulae candidates by building our own specialized sales and marketing organization initially in Hong Kong after obtaining necessary approvals from Hong Kong regulatory agencies.

TCM Industry in Hong Kong

We conduct our research and operation in Hong Kong and plan to commercialize our standardized TCM formulae candidates for ADHD and ASD patients in the Hong Kong market first. Whilst Hong Kong is part of the People’s Republic of China (“PRC”), the TCM industry and regulations in the PRC are inapplicable to us in Hong Kong because Hong Kong and the PRC are regarded as two separate markets and jurisdictions in law. Under the “One Country, Two Systems”, Hong Kong retains its own systems and way of life after the handover of sovereignty to the PRC in 1997. The Legislative Council of Hong Kong, Chinese Medicine Council, Chinese Medicines Board, and Chinese Medicine Regulatory Office of Department of Health of Hong Kong are independent and separate entities from the PRC.

The Hong Kong Basic Law (the “Basic Law”), being Hong Kong’s constitutional document, gives legal effect to the “One Country, Two Systems” policy. Pursuant to the Basic Law, the laws previously in force in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law shall be maintained, except for any that contravene the Basic Law, and subject to any amendment by the Legislative Council of Hong Kong. The socialist system and policies shall not be practiced in Hong Kong, and the previous capitalist system and way of life shall remain unchanged for 50 years. Hence, within Hong Kong’s legal system, the laws and regulations of the PRC do not apply.

TCM Industry

TCM has a long history in Hong Kong. The TCM industry in Hong Kong is regulated by the Hong Kong Chinese Medicine Ordinance (“HKCMO”), which was passed by the Legislative Council of Hong Kong in July 1999. The Chinese Medicine Council of Hong Kong, or the Council, is a statutory body established in September 1999 under the Hong Kong Chinese Medicine Ordinance. The Council is responsible for implementing regulatory measures for Chinese medicine. The Council implemented the licensing system of TCM traders and the registration system of proprietary Chinese medicine (“pCm”) by phases. The role of TCM is now well established and the dispensation, storage, and labeling of Chinese herbal medicines have been regulated since 2003. The safety, efficacy and quality of pCm will be assessed by the Hong Kong Chinese Medicines Board before the products being allowed to be registered. The dispensation, storage and labeling of TCM will also be regulated.

As of June 2020, there were over 10,000 TCM practitioners in Hong Kong, compared with 14,600 doctors of western medicine. These TCM practitioners have an important role to contribute to Hong Kong’s health care system. Since the supportive initiatives were launched by the Hong Kong government in 1997, the TCM industry has grown into one of the main industries in the healthcare sector. According to the list on the website of the Council, as of December 2020, there are over 6,000 TCM stores, wholesalers, and other distribution channels in Hong Kong.

The Hong Kong Government is committed to promoting TCM, and has implemented measures including creation of a network of institutions of high standing for research and development work, development of new drugs for enhancement of the competitiveness of the Chinese medicine industry, and setting up of research funds for the support of research in Chinese medicine. Under the Hong Kong Government’s policy direction to promote the development of “evidence-based” TCM and out-patient TCM services in the public sector, as well as to provide training placements for local TCM degree program graduates, the Hong Kong Hospital Authority was tasked to establish a total of 18 Chinese Medicine Centers for Training and Research (“CMCTRs”) in each of the 18 districts of Hong Kong since 2003. In 2018, the total number of attendances at the 18 CMCTRs was about 1.2 million. In the 2018-19 Hong Kong Government Budget, a Chinese Medicine Development Fund of HK$500 million was set up to facilitate applied research and Chinese medicine specialization. Part of the fund is dedicated to promoting public awareness and nurturing talents for Chinese medicine hospital.

Key Differences between Regulated Pharmaceutical Industry and TCM Industry in Hong Kong

Currently in Hong Kong, there are several U.S. Food and Drug Administration (“FDA”) and Hong Kong Pharmacy and Poisons Board approved drugs available to treat ADHD and ASD symptoms that are manufactured by global pharmaceutical companies. However, we are a TCM bioscience company focusing on TCM holistic treatments and do not compete directly with those pharmaceutical companies. There are several key differences between the regulated pharmaceutical drug industry and the TCM industry in Hong Kong. For example, pharmaceutical drugs are regulated under the Pharmacy and Poisons Ordinance (“PPO”), while TCM is regulated under the HKCMO. Apart from the PPO, the Import and Export Ordinance, the Undesirable Medical Advertisements Ordinance, the Antibiotics Ordinance and the Dangerous Drugs Ordinance also provide regulations in the control of pharmaceutical drugs in Hong Kong, while TCM is not regulated by such ordinances and only adheres to the HKCMO. Furthermore, all pharmaceutical manufacturers with manufacturing capability in Hong Kong must comply with the Hong Kong Good Manufacturing Practices (“GMP”), whereas TCM manufacturers are not required to have GMP certifications. In terms of registration, pharmaceutical drugs sold in the Hong Kong market must be registered with the Hong Kong Pharmacy and Poisons Board, while pCm formulae products are registered with the Hong Kong Chinese Medicines Board.

TCM is a holistic treatment that provides progressive improvement over time while pharmaceutical drugs target to short term symptomatic relief. Based on research provided by Persistence Market Research, no large TCM companies are providing similar ADHD and ASD products in the Hong Kong market. As such, the TCM ADHD and ASD markets are highly fragmented and there is no large TCM competitor in our target market.

Our Research and Competitive Strengths

Our TCM Practitioner

We strategically partner with the TCM Practitioner, the father of Mr. Yat-Gai Au, our CEO and director. Pursuant to the strategic partnership agreement and the supplemental agreement (collectively, the “Partnership Agreements”) we have with the TCM Practitioner, we have exclusive rights and ownership of (1) all his TCM formulae for patients suffering from ADHD and ASD disorders and (2) the intellectual property rights of the TCM formulae, including research and development, trademark, copyright, patent, and any other intellectual property rights in relation to the TCM formulae that the TCM Practitioner develops. Pursuant to the Partnership Agreements, the TCM Practitioner is responsible for research and development of TCM formulae for ADHD and ASD patients, however, any inventions, TCM formulae, utilities, improvements, research, discoveries, designs, processes, methods of manufacture, and products conceived or made by the TCM Practitioner in relation to his TCM research shall be the sole and exclusive property of us. To support the TCM Practitioner’s continued research on ADHD and ASD under his TCM theory, we undertake to pay for all reasonable costs and expenses incurred by the TCM Practitioner in conducting research, testing, attending meetings/seminars, compiling records, or performing any similar acts in relation to the development of the TCM formulae. In furtherance of our research, development, and commercialization of TCM formulae candidates, we have direct supervision and control over the TCM Practitioner’s TCM formulae research pursuant to the Partnership Agreements. We have full discretion to assign, refine, update, or redesign the TCM Practitioner’s research tasks from time-to-time pursuant to the Partnership Agreements.

The TCM Practitioner has been practicing TCM under the guidance of the HKCMO in his clinic in Hong Kong since 1999 and has accumulated in-depth experience of TCM research and clinical practice. For over 30 years the TCM Practitioner has focused his TCM study on TCM thesis of his father, who was a renowned TCM doctor in Hong Kong in the 1950s, and other traditional treatises of TCM. He is experienced in treating patients suffering from a wide range of neurocognitive disorders and degeneration. In particular, the TCM Practitioner has treated over 100 children afflicted with ADHD and ASD during his practice. He has always been passionate about treating patients and donating back to society with his skills and knowledge. He decided to dedicate all his efforts to treat people afflicted with incurable diseases, illnesses, and disorders. Prior to starting his TCM clinical practice, the TCM Practitioner founded a successful technology and property business in California. The TCM Practitioner graduated from the University of California, Berkeley with a Bachelor’s and Master’s Degrees in Electrical Engineering in Circuit Design and Network Theory. He was the pioneer who invented the prototype high-density recording drive on flexible media while working at IBM, which later became known as Iomega Corporation.

TCM Research Studies and Standardized TCM Formulae Candidates

TCM Research Study

Seven (7) of the TCM Practitioner’s patients in Hong Kong, who were clinically diagnosed with ADHD or ASD by their healthcare professionals at different levels of severity, voluntarily consented through their parents or guardians to participate in our first research study in November 2018 and March 2019. In the first research study, the TCM Practitioner treated the enrolled patients with the use of the personalized TCM formulae. The personalized TCM formulae were comprised of two formula components, a base formula and an adjustable formula targeting different severity of symptoms. The base TCM formula is the product of “Sik-Kee Au TCM Brain Theory™”, which is used to treat ADHD and ASD by the TCM Practitioner over his 30 years of practice. The adjustable formula is “personalized” to each patient for different severity of symptoms. The enrolled patients’ ages ranged from five to twelve years old. Six of the enrolled patients completed a three-month treatment and one completed a two-month treatment. Under the treatment by the TCM Practitioner, the enrolled patients consumed liquid-based TCM twice a day, which was prepared based on personalized TCM formulae by our TCM Practitioner, and temporarily stopped consuming any other medicines. All the enrolled patients and their parents were required to meet with the TCM Practitioner in his clinic weekly and provide regular reports to update the patients’ symptoms and conditions by phone.

We used globally accepted assessment tools such as Autism Treatment Evaluation Checklist (“ATEC”) and Vanderbilt ADHD Diagnostic Parent Rating Scale (“VADRS”), together with additional assessments, written observations, photos, videos, and parent testimonials to track the enrolled patients’ progress. Within three months of using our TCM formulae, our research showed that the enrolled patients had gained improvements in their speech, communication, sociability, cognition, and behavior. The enrolled patients using the personalized TCM formulae prescribed by the TCM Practitioner experienced better bowel movement, sweating, and temporary fatigue as part of the improvement process. Please see the “Research and Development” section for more details.

Standardized TCM Formulae Candidates and Second Research Study

As of the date hereof, the TCM Practitioner has standardized the adjustable formula into three fixed formulae for mild, moderate and severe conditions. As a result, we have three standardized TCM formulae candidates under development targeting mild, moderate, and severe ADHD and ASD patients, each consisting of a standard base formula and a fixed adjusted formula. We plan to commence our second research study using those three standardized TCM formulae candidates in the second quarter of 2021.

The standardized TCM formulae candidates were developed on the premise of “Sik-Kee Au TCM Brain Theory™”, which explains why a healthy brain is essential in restoring the body’s systems to normal from disorders and illnesses such as ADHD and ASD. The TCM brain theory is not recognized in general literature of TCM or elsewhere. However, the TCM Practitioner has prescribed the TCM base formulae based on his TCM brain theory for over 30 years to treat ADHD, ASD and many neurological disorders and obtained satisfactory clinical treatment results. According to the TCM brain theory, the blockage of or reduced blood flow, and damage of the interconnecting central nervous system, endocrine system and blood circulatory system disrupt the production of hormones and transmission of neurotransmitters, such as melatonin, dopamine, and norepinephrine, leading to a defective encoding and decoding of functions, and resulting in deficient or abnormal social behaviors that are the hallmarks of ADHD and ASD. Our standardized TCM formulae candidates aim to address the fundamental cause of the disorders to achieve an optimal outcome compared to available stimulant and non-stimulant medications currently available in the market. TCM takes a holistic approach, using natural ingredients to treat different elements within the body. The fundamental properties and treatment process of TCM are different from the mainstream stimulant and non-stimulant medications. TCM takes a holistic approach, using natural ingredients to treat different elements within the body. Every bodily function is taken into consideration when preparing the TCM formulae for the patients so that the optimal results of the treatment could be reached. This explains the improvements in both their symptoms and overall health. As provided in the Partnership Agreements, we continue to work closely with the TCM Practitioner to include those treatments in our future development.

We seek to protect our standardized TCM formulae candidates, including TCM base formula and the fixed adjusted TCM formulae, and technology that we consider commercially important by filing patent applications in Hong Kong and abroad. In addition, we also rely on trade secrets or TCM related regulatory protection to protect our intellectual property. Our trade secrets and confidential information include unpatented know-how, technology and other proprietary information, to maintain our competitive position and to protect our TCM formulae candidates. We seek to protect these trade secrets and confidential information, in part, by entering into non-disclosure and confidentiality agreements with parties that have access to them. Further, we also rely on or intend to rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or will apply to register a number of these trademarks. We have received trademark certificates for “腦還原®” (directly translates as “brain restoration”) and “RGC Regencell®” from the Hong Kong Registrar of Trade Marks in July 2020. We also filed a trademark application for “Sik-Kee Au TCM Brain Theory™” in January 2021.

Regulatory Approvals Prior to Commercialization in Hong Kong

Subject to the outcome of further research and development, if we commercialize our TCM formulae candidates in Hong Kong, the Company will need to receive include a manufacturer license issued by the Hong Kong Chinese Medicines Board, which was established in 1999 under HKCMO. Once we receive the license and complete pCm registrations for our standardized TCM formulae candidates, our standardized pCm formulae products can be manufactured and sold over the counter without the supervision and prescription of a TCM practitioner in Hong Kong.

When applying for registration of pCm in Hong Kong, we will be required to provide sufficient documents to show the safety, stability, quality and efficacy of our pCm formulae products to the Hong Kong Chinese Medicines Board. To show the efficacy of our pCm formulae products, documents required include reference materials in which the claimed therapeutic functions are supported by research studies, interpretation and principle of formulating a prescription and a summary report on all the product efficacy documents. To prove the safety, stability and quality of our pCm formulae products, we will work with accredited laboratories, a list of which is provided by the Hong Kong Chinese Medicines Board, to conduct all the necessary tests, such as heavy metals and toxic element test and pesticide residues test. As for the application of manufacturer license, the major documents required are a brief floor plan of the premise and a list of manufacturing equipment. GMP certification is not required for the manufacturing of pCm in Hong Kong.

Our current primary roles include recruiting and arranging patients to be treated by the TCM Practitioner, collecting research data from patients, conducting analysis over research data, and planning for commercialization of our standardized TCM formulae candidates.

Time and Cost Estimate Prior to the Commercialization of Our Standardized TCM Formulae Candidates in Hong Kong

We estimate that it will take us approximately four years to commercialize our standardized TCM formulae candidates in Hong Kong, including as follows:

●	Approximately one year to complete our second research study, including enrollment of qualified patients for treatment by qualified TCM practitioner(s) with the use of our standardized TCM formulae candidates, assessment and analysis;
●	Approximately one year to develop an efficient centralized production process to manufacture our liquid-based standardized TCM formulae candidates, in which six months to set up our centralized production facility after our second research study;
●	Approximately one year to prepare for efficacy documents and conduct tests, including safety, quality and stability tests upon completion of our second research study, during which time we will also apply for manufacturer license for our pCm formulae products with the Hong Kong Chinese Medicines Board; and
●	Approximately one year or more for review process of our pCm registration application after submission of our application to the Hong Kong Chinese Medicines Board.

Our estimated costs prior to the commercialization of our pCm formulae products in Hong Kong aggregate to a total amount of approximately US$19.3 million including:

●	Second research study – US$2.3 million;

●	Staff salaries – US$11.0 million;

●	Product and intellectual properties registration and legal expenses – US$0.7 million;

●	Facilities rental, renovations and equipment – US$4.2 million;

●	Marketing and conferences – US$0.4 million; and
●	Miscellaneous – US$0.7 million.

Risks and Challenges

Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by similar companies. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more carefully in the section titled “Risk Factors.”

Risks Related to Our Business

●	We are an early stage TCM bioscience company with a limited operating history and have not generated revenue or applied for any regulatory approvals, nor have distribution capabilities or experienced or any granted patents or pending patent applications, and may never be profitable;
●	We have limited sources of working capital and will need substantial additional financing;

Risks Related to Our Product Development, Regulatory Approval, Manufacturing and Commercialization

●	If we are unable to obtain regulatory approval and ultimately commercialize our standardized TCM formulae candidates or experiences significant delays in doing so, our business, financial condition, results of operations, and prospects will be materially and adversely affected;
●	The assessment tools used in our research study have inherent biases, and our reliance on data collected from these standard assessment tools, if inaccurate, may cause us to direct our resources inefficiently;
●	If we encounter difficulties enrolling patients in our research studies, our TCM formulae development could be delayed or otherwise adversely affected;
●	Our TCM formulae candidates may cause undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following regulatory approval, if any;
●	Our success depends on our ability to obtain and protect our intellectual property; and
●	Adverse publicity associated with our standardized TCM formulae candidates, ingredients or network marketing program, or those of similar companies, could harm our financial condition and operating results.

General Company Related Risks

●	There is uncertainty regarding our ability to continue as a going concern, indicating the possibility that we may be required to curtail or discontinue our operations in the future. If we discontinue our operations, you may lose all of your investment;

●	Our future operating results are difficult to predict and may vary significantly from quarter to quarter, which may adversely affect the price of our ordinary shares;

●	Certain agreements that we entered into with our lenders contain, and future debt agreements may contain, restrictions that may limit our flexibility in operating our business;

●	We are wholly dependent on certain key personnel and Mr. Sik-Kee Au, our TCM Practitioner and the father of our founder, director, and CEO, and loss of these individuals could have a material adverse effect on our business, financial condition and results of operations; and

●	We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Risks Related to the Offering and Our Ordinary Shares

●	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders;
●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses;
●	We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively;

●	If you purchase ordinary shares in this offering, you will experience immediate and substantial dilution;
●	Our founder and CEO will continue to own a significant percentage of our Ordinary Shares and will be able to exert significant control over matters subject to shareholder approval; and
●	As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Risks Related to Doing Business in Hong Kong

●	Because our business is conducted in Hong Kong dollars and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments; and
●	Certain political risks exist associated with conducting business in Hong Kong.

In addition, we face other risks and uncertainties that may materially affect our business prospect, financial condition, and operations. You should consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before investing in our Ordinary Shares.

Our Securities

Our authorized share capital consists of US$1,000,000 divided into 100,000,000 shares, par value US$0.01 per share. Holders of Ordinary Shares are entitled to one vote per share. [Upon adoption of the amended Memorandum and Articles of Association, the authorized capital will consist of [*] Ordinary Shares, and [*] preference shares.]

Corporate Information

Our principal executive offices are located at 11/F First Commercial Building, 33-35 Leighton Road, Causeway Bay, Hong Kong, and our phone number is +852 2155 0823. We maintain a corporate website at http://www.regencellbioscience.com/. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus.

Our Corporate History and Structure

We are a holding company incorporated in the Cayman Islands on October 30, 2014. We have no substantive operations other than holding all of the issued and outstanding shares of Regencell Bioscience Ltd. and Regencell Ltd.

Regencell Bioscience Holdings Ltd. owns 100% equity interest of Regencell Bioscience Ltd., which was incorporated in Hong Kong on May 12, 2015. Currently, we conduct research and development activities in the TCM industry through Regencell Bioscience Ltd., which has entered Partnership Agreements with the TCM Practitioner. In October 2020, Regencell Bioscience Ltd. entered into a leasing agreement with Regus in California,

Regencell Bioscience Holdings Ltd. owns 100% equity interest of Regencell Ltd., which was incorporated in Hong Kong on November 20, 2014. Currently, Regencell Ltd. has no operation and is reserved for future expansion use.

Our CEO and director, Mr. Yat-Gai Au, beneficially owns 100% of Regencell Bioscience Holdings Ltd. through Regencell (BVI) Ltd. Regencell (BVI) Ltd. was incorporated pursuant to the BVI Business Companies Act, 2004, on May 25, 2017, and has no operation since its inception. Mr. Yat-Gai Au has been the sole shareholder of Regencell (BVI) Ltd. since its inception. On September 28, 2020, Regencell (BVI) Ltd. acquired all equity interest of Regencell Bioscience Holdings Ltd. from Mr. Yat-Gai Au.

The following diagram illustrates our corporate structure as of the date of this prospectus.

Going Concern

Our consolidated financial statements as of and for the years ended June 30, 2020 and 2019 were prepared assuming that we will continue as a going concern and do not include any adjustments that might be necessary if we are unable to continue as a going concern. There were substantial doubts about our ability to continue as a going concern at the audit report date of our consolidated financial statement as of and for the years ended June 30, 2020 and 2019. Our independent registered public accounting firm, Friedman LLP, has issued their opinion with an explanatory paragraph in connection with the consolidated financial statements for the years ended June 30, 2020 and 2019 included in our annual report that expresses substantial doubt about our ability to continue as a going concern. As of June 30, 2020, and 2019, we have outstanding shareholder loans amounting to approximately $3.07 million and $2.08 million, respectively, from Mr. Yat-Gai Au, the founder and CEO. On November 10, 2020, we entered into a loan agreement with Mr. Yat-Gai Au to evidence the existing loan and document our oral agreements of the terms and conditions of such existing loan when such loan was initially generated. The loan agreement also sets forth that the Mr. Yat-Gai Au will continue to make loan to the us for daily operation and research activities. The use of loan shall be agreed and determined by both parties before granting the loan. All loans shall bear 0% interest per annual. The maturity date of such loans is June 30, 2021, subject to indefinite extension if agreed by the parties in writing. On February 2, 2021, a loan extension agreement was entered by Mr. Yat-Gai Au and us, pursuant to which Mr. Yat-Gai Au agreed to provide up to US$3 million in the form of loan or make payments on behalf of us during the period from January 1, 2021 to June 30, 2022 to support our operations and research activities for the period from January 1, 2021 to June 30, 2022 and further extend the maturity of the existing loans from June 30, 2021 to December 31, 2022. We acknowledge that uncertainty remains over our ability to meet our liabilities as they fall due. If we cannot secure the financing needed to continue as a viable business, our shareholders may lose some or all of their investment in us.

Implications of Our Being an “Emerging Growth Company” and “Foreign Private Issuer”

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting for two years.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Certain of these reduced reporting requirements and exemptions were already available to us due to the fact that we also qualify as a “smaller reporting company” under SEC rules. For instance, smaller reporting companies are not required to obtain an auditor attestation and report regarding management’s assessment of internal control over financial reporting, are not required to provide a compensation discussion and analysis, are not required to provide a pay-for-performance graph or CEO pay ratio disclosure, and may present only two years of audited financial statements and related MD&A disclosure.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards. As such, we may rely on home country practice to be exempted from the corporate governance requirements that we have a majority of independent directors on our board of directors and the audit committee of our board of directors has a minimum of three members. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards. However, following this offering, we will voluntarily have a majority of independent directors and our audit committee will consist of three independent directors.

Controlled Company

Upon the completion of this offering, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Yat-Gai Au, our founder, director and CEO, will beneficially own [ ]% of our Ordinary Shares and will be able to exercise [ ]% of the total voting power of our issued and outstanding shares, assuming the full exercise of the over-allotment option by the underwriter and the exercise of the warrants.

Upon the completion of this offering, our directors, executive officers and principal shareholders will continue to have substantial control over our company. Our affiliates will be able to exercise [ ]% of the total voting power of our issued and outstanding shares, assuming the full exercise of the over-allotment option by the underwriter and the exercise of the warrants.

As long as our officers and directors, either individually or in the aggregate, own at least 50% of the voting power of our Company, we are a “controlled company” as defined under Nasdaq Marketplace Rules.

For so as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our CEO must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors.

THE OFFERING

Ordinary Shares offered by us	[●] Ordinary Shares (excluding the over-allotment discussed below).

Price per Ordinary Share	$[●] per Ordinary Share.

Over-allotment	The underwriters have an option for a period of 45 days to purchase up to additional Ordinary Shares solely to cover over-allotments, if any.

Ordinary Shares outstanding prior to completion of this offering	[●] Ordinary Shares

Ordinary Shares outstanding immediately after this offering	[●] Ordinary Shares, assuming no exercise of the underwriters’ over-allotment option.
Ordinary Shares to be subscribed by independent directors	[●] Ordinary Shares

Use of proceeds	We intend to use the proceeds from this offering for research and development of our TCM formulae and products, human resources development, clinical and regulatory development approval, intellectual property applications, and for working capital and general corporate purposes. See “Use of Proceeds” on page 36 for more information.

Proposed Nasdaq Capital Market Trading Symbol and Listing	We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “RGCB.” No assurance can be given that such listing will be approved or that a liquid trading market will develop for our Ordinary Shares; however, we will not complete this offering unless we receive approval for listing on Nasdaq Capital Market.

Lock-up	We and our directors, officers any other holder(s) of three percent (3.0%) or more of our outstanding ordinary share have agreed with the representative not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our Ordinary Shares or securities convertible into Ordinary Shares for a period of 180-days commencing on the effective date of this prospectus. See “Underwriting.”.

Transfer Agent	Vstock Transfer, LLC

Risk factors	The Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors,” beginning on page 14 for a discussion of factors to consider before deciding to invest in our Ordinary Shares.

The number of Ordinary Shares that are and will be outstanding immediately before and after this offering as shown above is based on [____] shares outstanding as of January___, 2021, which, as used throughout this prospectus, unless otherwise indicated, excludes the Ordinary Shares issuable upon the exercise of the warrants to be issued to the representative of the underwriter, and assuming no exercise of over-allotment option by the underwriter.

SUMMARY CONSOLIDATED FINANCIAL DATA

In the table below, we provide you with historical selected financial data for the years ended June 30, 2020 and 2019. This information is derived from our consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Years Ended June 30,
	2020	2019
Consolidated Statements of Operations and Comprehensive Loss:
Operating Expenses	$812,371	$390,990
Loss from Operations	$812,371	$390,990
Earnings per share, basic and diluted	$(81.24)	$(39.10)
Weighted average number of ordinary shares outstanding	10,000	10,000

	June 30, 2020	June 30, 2019
Consolidated Balance Sheet Data:
Current assets	$386,979	$243,307
Total assets	$514,018	$243,307
Current liabilities	$3,164,910	$2,081,828
Total liabilities	$3,164,910	$2,081,828
Shareholder’s deficit	$(2,650,892)	$(1,838,521)
Working capital (deficit)	$(2,777,931)	$(1,838,521)

RISK FACTORS

Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment. You should not invest in this offering unless you can afford to lose your entire investment.

Risks related to Our Financial Position and Need for Capital

We are an early stage TCM bioscience company with a limited operating history.

We are an early stage TCM bioscience company with a limited operating history that focuses on research, development, and commercialization of TCM for children afflicted by ADHD and ASD and we have not generated any revenue. We have incurred operating losses since our formation. We incurred total net losses of US$0.81 million and US$0.39 million, respectively, for the fiscal years ended June 30, 2020 and 2019. The likelihood of success of our business plan and growth strategy must be considered in light of the problems, substantial expenses, difficulties, complications and delays frequently encountered in connection with developing and expanding early-stage businesses and the regulatory and competitive environment in which we operate.

Accordingly, you should consider our prospectus in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development, especially early stage bioscience research companies such as ours. Potential investors should carefully consider the risks and uncertainties that a company with a limited operating history will face. In particular, potential investors should consider that we cannot assure you that we will be able to, among other things:

●	successfully implement or execute our current business plan, and we cannot assure you that our business plan is sound;

●	successfully manufacture and commercialize our standardized liquid-based TCM formulae treatment for mild, moderate, and severe ADHD and ASD patients after our second research studies;

●	successfully complete the research studies to obtain regulatory approval for the marketing of our TCM formulae candidates;

●	obtain, secure, maintain and, as necessary, defend our intellectual property rights;

●	attract and retain an experienced management and research team;

●	launch commercial sales of our standardized liquid-based TCM formulae candidates, whether alone or in collaboration with others;

●	raise sufficient funds in the capital markets or otherwise to effectuate our business plan; and

●	utilize the funds that we do have and/or raise in this offering or in the future to efficiently execute our business strategy.

If we cannot successfully execute any one of the foregoing, our business may fail and your investment will be adversely affected.

We have not generated revenue from any TCM formulae candidates or applied for any regulatory approvals, nor have distribution capabilities or experienced or any granted patents or pending patent applications, and may never be profitable.

Our ability to become profitable depends upon our ability to generate revenue. As the date hereof, we have not applied any regulatory approvals, no granted or pending patent applications and we have no distribution capabilities or experience, and we have not generated any revenue from our development stage TCM formulae candidates and we do not know when, or if, we will generate any such revenue. We do not expect to generate significant revenue unless and until we obtain marketing approval of our standardized TCM formulae candidates, produce and commercialize products based on such TCM formulae. Our ability to generate future revenue from sales of products based on our TCM formulae depends heavily on our success in many areas, including but not limited to:

●	obtaining favorable results from and progress the research studies of our TCM formulae candidates;

●	developing and obtaining regulatory approval for registration for our TCM formulae candidates;

●	identifying, assessing and/or developing potential new TCM formulae candidates for ADHD and ASD;

●	accurately identifying demand for our product candidates;

●	continued consumer interest in treatments to the symptoms of ADHD and ASD;

●	obtaining market acceptance of our liquid-based TCM formulae treatment, if approved for marketing, as viable treatment options for ADHD and ASD;

●	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter; and

●	attracting, hiring and retaining qualified personnel.

We have limited sources of working capital and will need substantial additional financing

The working capital required to implement our business plan will most likely be provided by funds obtained through offerings of our equity, debt, debt-linked securities, and/or equity-linked securities, and, in the future, revenues generated by us. No assurance can be given that we will have revenues sufficient to sustain our operations or that we would be able to obtain equity/debt financing in the current economic environment. If we do not have sufficient working capital or raise additional funds, we may delay the completion of or significantly reduce the scope of our current business plan; delay some of our research and development; postpone the hiring of new personnel; or, under certain dire financial circumstances, substantially curtail or cease our operations.

Our inability to obtain sufficient additional financing would have a material adverse effect on our ability to implement our business plan and, as a result, could require us to significantly curtail or potentially cease our operations. Our ability to complete additional financings is dependent on, among other things, the state of the capital markets at the time of any proposed offering, market reception of the Company and the likelihood of the success of our business model and offering terms. There is no assurance that we will be able to obtain any such additional capital through asset sales, equity or debt financing, or any combination thereof, on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs and to support our operations. If we do not obtain adequate capital on a timely basis and on satisfactory terms, our revenues and operations and the value of our Ordinary Shares and Ordinary Share equivalents would be materially negatively impacted and we may cease our operations.

Risks Related to Our Product Development, Regulatory Approval, Manufacturing and Commercialization

Our standardized TCM formulae candidates for mild, moderate, and severe ADHD and ASD patients are still in development. If we are unable to obtain regulatory approval and ultimately commercialize our standardized TCM formulae and/or products based on our TCM formulae or experiences significant delays in doing so, our business, financial condition, results of operations, and prospects will be materially and adversely affected.

Currently, three standardized TCM formulae candidates for mild, moderate, and severe ADHD and ASD patients are under research and development. None current formulae candidate is currently in the process of the regulatory approval and commercialization. Our ability to generate revenues from our standardized TCM formulae candidates are dependent on the completion of our research and development, receipt of regulatory approval and successfully commercializing products based on such formulae, which may never occur. Each of our TCM formulae candidates will require additional research and development, regulatory approval in Hong Kong and other jurisdictions where we plan to sell, development of manufacturing supply and capacity, substantial investment, and significant marketing efforts before we generate any revenue from product sales. The success of our three standardized TCM formulae candidates for mild, moderate, and severe patients will depend on several factors, including the following:

●	successful enrollment in, and completion of, research studies;

●	receipt of regulatory approvals from applicable regulatory authorities for planned research studies, future research studies, or drug registrations, manufacturing, and commercialization;

●	successful completion of all safety studies required to obtain regulatory approval in Hong Kong and other jurisdictions in which our standardized TCM formulae candidates intend to sell;

●	developing commercial manufacturing capabilities to the specifications for our candidates for clinical supply and commercial manufacturing;

●	making and maintaining arrangements with third-party TCM raw material suppliers or manufacturers;

●	obtaining and maintaining patent, trade secret, and other intellectual property protection and/or regulatory exclusivity for our standardized TCM formula candidates;

●	launching commercial sales of our standardized liquid-based TCM formulae treatment, if and when approved, whether alone or in collaboration with others;

●	acceptance of the standardized liquid-based TCM formulae treatment, if and when approved, by patients and the medical community;

●	effectively competing with other therapies and alternative drugs, particularly those for ADHD and ASD;

●	successfully enforcing and defending intellectual property rights and claims; and

●	maintaining a continued acceptable safety profile of the standardized TCM formulae candidates following regulatory approval.

The success of our business is highly dependent upon our ability to develop and commercialize our standardized TCM formulae candidates for ADHD and ASD, of which has research studies currently on-going. As a result, our business is substantially dependent on our ability to complete the research and development of, obtain regulatory approval for, and successfully commercialize our standardized liquid-based TCM formulae treatment and other TCM formulae candidates for ADHD and ASD patients in a timely manner.

We cannot commercialize standardized TCM formulae candidates in Hong Kong, where we intend to launch our first standardized TCM formulae and products, without first obtaining regulatory approval from authorities concerned in Hong Kong. Similarly, we cannot commercialize standardized TCM formulae candidates in the U.S. or globally without receipt of regulatory approvals from applicable regulatory authorities for our TCM formulae or, alternatively, compliance with regulatory requirements applicable to non-drug products, as applicable. The process to develop, obtain regulatory approval for, and commercialize standardized TCM formulae candidates is long, complex, and costly and approval may not be granted. Obtaining regulatory approval in one jurisdiction does not mean that regulatory approval will be obtained in any other jurisdiction. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. No assurance can be given that we can obtain regulatory approval in Hong Kong, even if our TCM formulae candidates, which to be proved its efficiency, were to successfully obtain approval from the Hong Kong Chinese Medicines Board, we would still need to seek approval in other jurisdictions where we plan to market the product. Any safety issues, product recalls, or other incidents related to products approved and marketed in one jurisdiction may impact approval of those products by another jurisdiction. If we are unable to obtain regulatory approval for our standardized TCM formulae candidates in one or more jurisdictions, or any approval contains significant limitations imposed on certain standardized TCM formulae candidates, we may not be able to obtain sufficient funding or generate sufficient revenue to continue the development of our TCM formulae candidates or any other TCM formulae candidates that we may acquire or develop in the future.

Our research and development of TCM formulae candidates is at an early stage of development and all of our TCM formulae candidates may require significant interactions with regulatory authorities and investments before their respective commercial launches. If we are unable to advance our TCM formulae candidates to final development, meet regulatory requirements, including obtaining regulatory approval, where applicable, or ultimately commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.

Our research and development of TCM formulae is at an early stage and will require significant investment and regulatory approvals prior to commercialization. Each of our TCM formulae candidates will require additional research and development, obtaining regulatory approval, such as obtaining manufacturing supply, substantial investment, and significant marketing efforts before it generates any revenue from product sales. We are not permitted to market or promote any of our standardized TCM formulae candidates before our receipt of regulatory approval from the Hong Kong Chinese Medicines Board, or comparable regulatory authorities, and we may never receive such regulatory approval for any such standardized TCM formulae candidates.

The success of our product candidates will depend on several factors, including but not limited to the following:

●	receipt of regulatory approvals from applicable regulatory authorities for drug product candidates or, alternatively, compliance with regulatory requirements applicable to non-drug products;

●	establishing current GMP-compliant supply and commercial manufacturing operations or deciding with GMP-compliant third-party manufacturers for supply and commercial manufacturing;

●	obtaining and maintaining patent and trade secret protection or regulatory exclusivity for our product candidates;

●	launching commercial sales of our product candidates, if and when approved or allowed for marketing, whether alone or in collaboration with others; and

●	maintaining a continued acceptable safety profile of the product candidates following approval or commercialization.

We cannot be certain that research and development of any of our TCM formulae candidates will be successful or that we will obtain regulatory approval or be able to successfully commercialize any product based on our TCM formulae and generate revenue. Success in our research studies does not ensure that application of regulatory approval will be successful. Our research studies may fail to demonstrate that our TCM formulae candidates are safe and effective for their proposed uses. Any such failure could cause us to abandon further development of any one or more of our TCM formulae candidates and may delay development of other TCM formulae candidates. Any delay in, or termination of, our development will delay and possibly preclude the filing with regulatory authorities and, ultimately, our ability to commercialize the TCM formulae candidates and generate revenue.

The assessment tools used in our research study have inherent biases, and our reliance on data collected from these standard assessment tools, if inaccurate, may cause us to direct our resources inefficiently.

The assessment tools we used in our research study include Autism Treatment Evaluation Checklist (ATEC), Gilliam Autism Rating Scale (GARS), Vanderbilt ADHD Diagnostic Parent Rating Scale (VADRS), and Swanson, Nolan, and Pelham (SNAP)-IV 26-item Parent Rating Scale (SNAP-IV-26). These assessment tools are globally recognized and accepted methods of scoring severity levels of ADHD and ASD patients.

We believe that these assessment tools serve a useful purpose in helping us to evaluate whether our TCM formulae candidates are having their intended effects, and that they may thus enable us to identify more promising TCM formulae candidates, to direct our resources efficiently, and to provide data support for our future application of pCm registrations with the Hong Kong Chinese Medicine Council. We also believe that these assessment tools may eventually allow us to monitor patient compliance with study protocols.

However, these assessment tools have some inherent biases, such as parental expectations, social desirability and recall bias. If our understanding and use of these assessment tools is inaccurate or flawed, or if the parents of enrolled ADHD and ASD patients fail to observe and record accurately, then we will not only fail to realize any benefits from using these assessment tools, but may also be led to invest time and financial resources inefficiently in attempting to develop inappropriate TCM formulae candidates.

If we encounter difficulties enrolling patients in our research studies, our TCM formulae development could be delayed or otherwise adversely affected.

We conduct research studies involving TCM formulae candidates whose activity and specificity have been optimized by our TCM Practitioner in his prior ADHD and ASD treatment. Timely completion of research studies in accordance with the protocols depends, among other things, on our ability to enroll a sufficient number of patients who meet the research study criteria and remain in the study until the conclusion. We may experience difficulties enrolling and retaining appropriate patients in its research study for a variety of reasons, including but not limited to:

●	the size and nature of the patient population;

●	patient eligibility criteria defined in the research study protocol;

●	the size of study population required for statistical analysis of the study’s primary endpoints;

●	the design of the study and changes to the design of the study;

●	our ability to recruit personnel with the appropriate competencies and experience;

●	competing research studies for similar therapies or other new therapeutics, which will reduce the number and types of patients available;

●	patients’ perceptions as to the potential advantages and side effects of the TCM formulae being studied in relation to other available therapies, including any new drug candidates or treatments that may be approved for the indications we are investigating;

●	our ability to obtain and maintain patient consents;

●	patients enrolled in research study that may not complete a research study; and

●	the availability of approved therapies that are similar to our TCM formulae candidates.

Even if we are able to enroll a sufficient number of patients in our research study, delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned research studies, which could prevent completion of these studies and adversely affect our ability to advance the development of our TCM formulae candidates.

Results of our earlier studies on personalized TCM formulae may not be predictive of future research study results. Failure can occur at any stage of research and development.

The results of research studies of our personalized TCM formulae may not be predictive of the results of standardized TCM formulae candidates. Standardized TCM formulae candidates may fail to show the desired safety and efficacy despite positive results of personalized TCM formulae. Based upon negative or inconclusive results, we, along with our TCM Practitioner or any potential future collaborator may decide, or regulators may require us, to conduct additional research studies. In addition, data obtained from research studies are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit, or prevent regulatory approval.

In addition, we do not know whether future research studies will begin on time, need to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. Research studies can be delayed or aborted for a variety of reasons, including delay or failure to:

●	recruit suitable patients to participate in research studies and have such patients complete the research studies or return for post-treatment follow-up;

●	address any patient safety concerns that arise during the course of a research study;

●	ensure that patients comply with and complete research study protocol;

●	initiate or add a sufficient number of research study sites;

●	manufacture sufficient quantities of TCM formulae candidate for use in research studies and ensure research study material is provided to research study sites in a timely manner; and

●	obtain the statistical analysis plan to be used to evaluate the research study data.

Qualified patient enrollment is a significant factor in our research studies and is affected by many factors, including the size and nature of the patient population, the eligibility criteria for the studies, the design of the research study, competing research studies and patients’ perceptions as to the potential advantages of the TCM formulae being studied in relation to other available therapies.

If we experience delays in the start or completion of, or termination of, any research studies of our TCM formulae candidates, the commercial prospects of our TCM formulae candidates may be affected, and our ability to generate product revenues will be delayed. In addition, any delays in completing our research studies will increase our costs, slow down our TCM formulae candidates’ development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may negatively harm our business, financial condition and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of research studies may also ultimately lead to the denial of regulatory approval of our TCM formulae candidates.

Our TCM formulae candidates may cause undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following regulatory approval, if any.

Potential undesirable side effects caused by our TCM formulae candidates may cause it to interrupt, delay, or halt research studies or could cause regulatory authorities to interrupt, delay, or halt our research studies or could result in a more restrictive label or the delay or denial of regulatory approval by the Hong Kong Chinese Medicines Board, or other regulatory authorities. We may observe some potential side effects in future research studies that could affect patient recruitment or the ability of enrolled patients to complete the study or result in potential product liability claims. Any of these occurrences may harm our business, financial condition, and prospects significantly.

Our research studies assessed a sample of the potential patient population. With a limited number of patients and duration of exposure, rare and severe side effects of our TCM formulae candidates may only be uncovered with a large number of patients exposed to the TCM formulae treatment. If our TCM formulae candidates receive regulatory approval and we, our partners, or others identify undesirable side effects caused by such standardized liquid-based TCM formulae treatment after such approval, a number of potentially significant negative consequences could result, including:

●	the Hong Kong Chinese Medicines Board or other comparable regulatory authorities may withdraw or limit their approval of such standardized TCM formulae candidates;

●	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

●	we may be required to change the way such standardized TCM formulae candidates are distributed or administered, conduct additional research studies, or change the labeling of our TCM formulae treatment;

●	the Hong Kong Chinese Medicines Board or other comparable regulatory authorities may require a risk evaluation and mitigation strategy, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools;

●	we may be subject to regulatory investigations and government enforcement actions;

●	we may decide to remove such TCM formulae treatment from the marketplace;

●	we could be sued and held liable for injury caused to individuals exposed to or taking our TCM formulae treatment; and

●	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected TCM formulae treatment and could substantially increase the costs of commercializing our TCM formulae treatment, if approved, and significantly impact our ability to successfully commercialize our TCM formulae candidates and generate revenue.

If any of our TCM formulae candidates are approved for marketing and commercialization and we are unable to develop manufacture, sales, marketing and distribution capabilities on our own or enter into agreements with third parties to produce and sell our products on acceptable terms, we will be unable to successfully commercialize any such future therapeutics.

We currently have no sales and marketing, or distribution capabilities or experience. In order to commercialize our standardized TCM formulae candidates, if approved, we must build marketing and sales capabilities or decide to make arrangements with third parties to produce and sell products, and we may not be successful in doing so. Building the requisite sales, marketing or distribution capabilities will be expensive and time-consuming and will require significant attention of our leadership team to manage. Any failure or delay in the development of our sales, marketing or distribution capabilities would adversely impact the commercialization of our products. The competition for talented individuals experienced in selling and marketing TCM products is intense, and we cannot assure you that we can assemble an effective team. Additionally, we may choose to collaborate with third parties on the commercialization of our standardized TCM formulae candidates. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize our standardized TCM formulae candidates if and when we receive regulatory approval or any such commercialization may experience delays or limitations.

We may be subject to additional risks related to operating in foreign countries either ourselves or through a third-party, including:

●	differing regulatory requirements in foreign countries;

●	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

●	economic weakness, including inflation or political instability in particular foreign economies and markets;

●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

●	foreign taxes, including withholding of payroll taxes;

●	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

●	difficulties staffing and managing foreign operations;

●	workforce uncertainty in countries where labor unrest is more common than in the United States;

●	potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;

●	challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

●	business interruptions resulting from geopolitical actions, including war and terrorism.

If we fail to increase our brand recognition, we may face difficulty in obtaining new customers or patients.

We believe that developing, maintaining and enhancing our brand recognition in a cost-effective manner outside of that market is critical to achieving widespread acceptance of our future products and is an important element in our effort to build our customer or patient base. Successful promotion of our brand and products in the TCM and medical industry will depend largely on our ability to maintain a sizeable and active customer or patient base, our marketing efforts and ability to provide reliable and useful products and treatments at competitive prices. Brand promotion activities may not yield increased revenue in the near future, and even if they do, any increased revenue may not offset the expenses we will incur in building our brand. If we fail to successfully promote and maintain our brand during our commercialization period, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough customers or patients to the extent necessary to realize a sufficient return on our brand-building efforts, in which case our business, operating results and financial condition, would be materially adversely affected.

Our success depends on our ability to obtain and protect our intellectual property.

The TCM formulae are the core of our business operation and TCM research and development. We seek to protect the TCM formulae candidates and technology that we consider commercially important by filing patent applications in Hong Kong and abroad or rely on our trade secrets. Although we intend to file for patent applications with the authorities concerned in Hong Kong, there is no assurance that they will be granted, or that, if granted, any of our future patents will be held valid and enforceable against third-party infringement, or that our formulae will not infringe any third-party patent or intellectual property.

Any patents relating to our formulae, if granted, may not be sufficiently broad to protect them. In addition, our patents, if granted, may be challenged, potentially invalidated or potentially circumvented. Our patents, if granted, may not afford us protection against competitors with similar formulae or permit the commercialization of our products without infringing third-party patents or other intellectual property rights.

Further, we also rely on or intend to rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or will apply to register a number of these trademarks. We have received trademark certificates for “腦還原®” (directly translates as “brain restoration”) and “RGC Regencell®” from the Hong Kong Registrar of Trade Marks in July 2020. We also filed a trademark application for “Sik-Kee Au TCM Brain Theory™” in January 2021. While we also intend to seek to protect the trademarks in the U.S. and in other countries, we may be unsuccessful in obtaining registrations and/or otherwise protecting these trademarks out of Hong Kong. However, third parties may oppose our trademark applications or otherwise challenge our use of the trademarks. Further, our competitors may infringe our trademarks, or we may not have adequate resources to enforce our trademarks. Effective trademark protection may not be available or may not be sought in every country in which our products are made available in the future. In the event that our trademarks or applications are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing these new brands.

Third parties may make claims challenging the inventorship or ownership of our TCM formulae. In addition, we may face claims by third parties that our agreements with employees, contractors or consultants obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such intellectual property. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property or may lose our exclusive rights in that intellectual property. Either outcome could harm our business and competitive position.

We also rely on trade secrets, including unpatented know-how, technology and TCM related regulatory protection, to maintain our competitive position in our TCM research. While our current employment agreements with our employees contain provisions protecting our confidential information, including the knowledge of proprietary Chinese medicine, prescriptions, techniques, and skills, we may seek to protect, in part, by entering into separate confidentiality agreements with licensees, suppliers, employees and consultants in the future. These agreements may be breached and there may not be adequate remedies in the event of a breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Moreover, our trade secrets and proprietary technology may otherwise become known or be independently developed by our competitors. If patents are not issued with respect to products arising from research, we may not be able to maintain the confidentiality of information relating to these products.

Adverse publicity associated with our TCM formulae candidates, ingredients or network marketing program, or those of similar companies, could harm our financial condition and operating results.

The results of our operations may be significantly affected by the public’s perception of our TCM formulae candidates and the overall TCM treatment industry. This perception is dependent upon opinions concerning:

●	the safety and quality of our TCM formulae and ingredients;

●	the safety and quality of similar products and ingredients distributed by other TCM companies; and

●	our sales force.

Adverse publicity concerning any actual or purported failure to comply with applicable laws and regulations regarding product claims and advertising, good manufacturing practices, or other aspects of our business, whether or not resulting in enforcement actions or the imposition of penalties, could have an adverse effect on our goodwill and could negatively affect our sales and ability to generate revenue. In addition, our consumers’ perception of the safety and quality of products and ingredients as well as similar products and ingredients distributed by other companies can be significantly influenced by media attention, publicized scientific research or findings, widespread product liability claims and other publicity concerning our TCM formulae candidates or ingredients or similar products and ingredients distributed by other companies. Adverse publicity, whether or not accurate or resulting from consumers’ use or misuse of our TCM formulae treatment, that associates consumption of our TCM formulae treatment or ingredients or any similar products or ingredients with illness or other adverse effects, questions the benefits of our or similar products or claims that any such products are ineffective, inappropriately labeled or have inaccurate instructions as to their use, could negatively impact our reputation or the market demand for our TCM formulae treatment.

Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products.

As to the products we intend to manufacture, we must manage our supply chain for raw materials and delivery of our products. Our raw material used in research study is currently sourced by the TCM Practitioner from a Hong Kong vendor under the Hong Kong Chinese Medicine Regulatory Office guideline. Local administrative bodies and physical infrastructure built to protect local interests pose transportation challenges for raw material transportation as well as product delivery in Hong Kong. In addition, profitability and volume could be negatively impacted by limitations inherent within the supply chain, including competitive, governmental, legal, natural disasters, and other events that could impact both supply and price. Any of these occurrences could cause significant disruptions to our supply chain, manufacturing capability and distribution system that could adversely impact our ability to produce and deliver some of our products.

Our raw materials are not sourced from endangered species of animals or plants. All of our raw materials are readily available in over 6,000 TCM stores, wholesalers, and other distribution channels in Hong Kong.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

We employ individuals who previously worked with other companies, including our competitors or potential competitors. Although we try to ensure that our employees, contractors, or consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third party. Litigation may be necessary to defend against these claims. If we fail in defending any such claims or settling those claims, in addition to paying monetary damages or a settlement payment, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We face risks related to health epidemics and outbreaks, including the SARS-Cov-2 (or COVID-19) pandemic, which could significantly disrupt our ongoing research studies, and therefore our receipt of necessary regulatory approvals could be delayed or prevented.

We face risks related to health epidemics or outbreaks of communicable diseases. For example, the recent outbreak around the world, including in Hong Kong, the U.S., the European Union members, China and many other countries, of the highly transmissible and pathogenic COVID-19. The outbreak of such communicable diseases could result in a widespread health crisis that could adversely affect general commercial activity and the economies and financial markets of many countries, which in the case of COVID-19 has occurred. In addition, the COVID-19 pandemic may have a severe effect on our ongoing and future research studies of many TCM formulae candidates. The extent to which the COVID-19 pandemic may impact our research studies will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration and geographic reach of the outbreak, the severity of COVID-19, and the effectiveness of actions to contain and treat COVID-19 in Hong Kong. The continued spread of COVID-19 globally could adversely impact our research study operations, including our ability to recruit and retain patients if an outbreak outlasts in Hong Kong. Disruptions or restrictions on our ability to travel to monitor data from our enrolled patients, or to conduct research studies, or the ability of patients enrolled in our studies to travel, as well as temporary closures of our facilities would negatively impact our research study activities. As a result, the expected timeline for data readouts of our research studies on enrolled patients and certain regulatory filings may be negatively impacted, which would adversely affect our ability to obtain regulatory approval for and to commercialize our product candidates, increase our operating expenses and have a material adverse effect on our financial results.

General Company Related Risks

We have a very limited operating history, which may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We commenced our operations in Hong Kong through our wholly-owned subsidiary Regencell Bioscience Ltd. in 2015. Our operations to date have been limited to organizing and staffing the company, partnering with the TCM Practitioner to conduct research studies, identifying potential partnerships and TCM formulae candidates, acquiring TCM raw materials, and conducting research and development activities for our TCM formulae candidates. We have not yet demonstrated the ability to successfully complete large-scale, pivotal research studies. We have also not yet applied for or obtained regulatory approval for, or demonstrated an ability to manufacture or commercialize, any of our TCM formulae candidates. Consequently, any predictions about our future success, performance, or viability may not be as accurate as they could be if it had a longer operating history or approved products on the market.

Our limited operating history, particularly in light of the evolving TCM formulae research and development industry in which we operate, may make it difficult to evaluate our current business and prospects for future performance. Our short history makes any assessment of our future performance or viability subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by early-stage companies in evolving fields as we seek to transition to a company capable of supporting commercial activities. In addition, as a new business, we may be more likely to encounter unforeseen expenses, difficulties, complications, and delays due to limited experience. If we do not address these risks and difficulties successfully, our business will suffer.

There is uncertainty regarding our ability to continue as a going concern, indicating the possibility that we may be required to curtail or discontinue our operations in the future. If we discontinue our operations, you may lose all of your investment.

We incurred total net losses of US$0.81 million and US$0.39 million, respectively, for the fiscal years ended June 30, 2020 and 2019, and have completed only the preliminary stages of our business plan. We anticipate incurring additional losses before realizing any revenues. We may need additional financing in order to meet our continuing obligations and ultimately, to attain profitability. The financial statements do not include any adjustments that might result from the uncertainty about our ability to continue our business. If we are unable to obtain enough financing from outside sources before we produce enough revenues, we may be forced to sell our assets, or curtail or discontinue our operations. If this happens, you could lose all or part of your investment.

Our future operating results are difficult to predict and may vary significantly from quarter to quarter, which may adversely affect the price of our ordinary shares.

Our limited research progress of our standardized TCM formulae candidates, together with our history of losses, make prediction of future operating results difficult. You should not rely on our past performance as any indication of future growth rates or operating results. Our valuation and the price of our securities likely will fall in the event our operating results do not meet the expectations of analysts and investors. Comparisons of our quarterly operating results are an unreliable indication of our future performance because they are likely to vary significantly based on many factors, including:

●	our inability to enroll enough mild-to-moderate ADHD and ASD patients into our second research studies;

●	the success of our standardized TCM formulae candidates to treat individuals with ADHD or ASD, and the possible future introduction of new products and treatments for ADHD or ASD;

●	the successful completion of future research studies, and the possibility that the results of any future study may be adverse to our product and services, or reveal some heretofore unknown risk to patients from treatment in the personalized TCM formulae; the failure by us to make professional presentation and publication of positive outcomes data from these research studies;

●	our ability to commercialize the standardized TCM formulae candidates in Hong Kong once we obtain permission from the Hong Kong Chinese Medicines Board;

●	the expansion and rate of success of our marketing and advertising efforts to ADHD and ASD patients, and the rate of success of our direct sales force in Hong Kong;

●	failure of third-party contract manufacturers to deliver products or provide services in a cost effective and timely manner;

●	our failure to compete with other treatment for ADHD and ASD;

●	actions relating to ongoing Chinese Medicine Ordinance of Hong Kong compliance;

●	unanticipated delays in the development and introduction of our future products and/or our inability to control costs;

●	the effects of global or local pandemics or epidemics and governmental responses, such as COVID-19; and

●	general economic conditions as well as those specific to our customers and markets.

Therefore, you should expect that our results of operations will be difficult to predict, which will make an investment in our company uncertain.

Future debt agreements may contain, restrictions that may limit our flexibility in operating our business.

Documents governing our future indebtedness, or in connection with additional capital raises, if any, may contain, numerous financial and operating covenants that limit the discretion of management with respect to certain business matters. Restrictive covenants included in the above-mentioned credit facility include restrictions on, among others, our ability to incur or permit additional indebtedness and change the nature of our business.

Our ability to comply with these and other provisions of the existing loan agreement is dependent on our future performance, which will be subject to many factors, some of which are beyond our control. The breach of any negative covenants in our current or future agreements could result in an event of default, as may be defined in such agreements, thereby leading to a potential default interest rate or immediate repayment of any borrowed amounts. These restrictive covenants which may be in place from time to time and a lack of compliance by us could limit our flexibility in operating our business. We currently entered into a loan agreement with Mr. Yat-Gai Au, our CEO and director, which is subject to written amendment by both parties to extend the term of loans. We cannot guarantee you that we can extend the loans with him in the future without being requested to accept additional restrictions in connection with our future business operations.

We are wholly dependent on certain key personnel and our strategic partner, Mr. Sik-Kee Au, the father of our founder, director, and CEO, and loss of these individuals could have a material adverse effect on our business, financial condition and results of operations.

Our success is, to a certain extent, attributable to the management, and research and development expertise and potential sales and marketing of key personnel. We are dependent on the services of Mr. Yat-Gai Au, our founder, director, and CEO, and Dr. Yi-Chung Chao, our Chief Medical Officer (“CMO”) and director, for the continued growth and operation of our Company, and critical to our overall management, as well as the continued development of our strategic direction, due to their experience, personal and business contacts in Hong Kong and the US.

Our success of developing standardized TCM formulae candidates is wholly dependent upon our strategic partnership with Mr. Sik-Kee Au, the TCM Practitioner, the father of Mr. Yat-Gai Au, our director and CEO, for the continued research and development of the formulae candidates for the Company. The whole basis of our TCM research is the TCM formulae transferred by the TCM Practitioner, which was developed by TCM Practitioner’s brain theory. We may not be able to retain our partnership with the TCM Practitioner for any given period of time. We are reliant upon TCM Practitioner to provide these research services and have little control over his availability or expertise, except our Partnership Agreements with the TCM Practitioner. Although we have no reason to believe that he will terminate the partnership relationship with us, the interruption or loss of his services would adversely affect our ability to effectively run our business and pursue our research on standardized TCM formulae candidates as well as our results of operations. We also highly rely upon Dr. Yi-Chung Chao’s collection and analysis over the research data of our research study. The loss of any of these individuals could have a material adverse effect upon our business, financial condition, and results of operations. We do not carry key man life insurance for any of our key personnel, nor do we foresee purchasing such insurance to protect against the loss of key personnel.

We may not be able to hire and retain qualified personnel to support our growth and if we are unable to retain or hire these personnel in the future, our ability to improve our products and implement our business objectives could be adversely affected.

We must attract, recruit and retain a sizeable workforce of technically competent employees. Competition for senior management and personnel in Hong Kong is intense and the pool of qualified candidates in Hong Kong is very limited. We may not be able to retain the services of our senior executives or personnel, or attract and retain high-quality senior executives or personnel in the future. This failure could materially and adversely affect our future growth and financial condition.

We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

In connection with audits of our financial statements for the fiscal years ended June 30, 2020 and 2019, our management identified material weaknesses in the design and operation of our internal controls because:

●	Our lack of sufficient skilled staff with U.S. GAAP knowledge and the SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; and

●	Our lack of an audit committee and internal audit function to establish formal risk assessment process and internal control framework.

As defined under standards established by the Public Company Accounting Oversight Board (“PCAOB”), a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

In addition, in order to address the material weakness in internal control over financial reporting of the Company, we have: (a) continued our efforts to set up the internal audit department, and enhance the effectiveness of the internal control system; and (b) continued our efforts to implement necessary review and controls at related levels and all important documents and contracts will be submitted to the office of its CEO for retention.

All internal control systems, no matter how well designed, have inherent limitations including the possibility of human error and the circumvention or overriding of controls. Further, because of changes in conditions, the effectiveness of internal controls may vary over time. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

We cannot be certain that these measures will successfully remediate the material weakness or that other material weaknesses will not be discovered in the future. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our ordinary shares to decline. In addition, it could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods. Because of our status as an emerging growth company, you will not be able to depend on any attestation from our independent registered public accountants as to our internal control over financial reporting for the foreseeable future.

We may not be able to compete effectively against our competitors.

We are at the early stage of the development of our liquid-based TCM formulae treatment and have not sold any products successfully. We expect to face competition in the future that may result in revenue reductions for the liquid-based TCM formulae treatment that we plan to deliver. We will be at a competitive disadvantage in obtaining the facilities, employees, financing and other resources required to provide services demanded by prospective customers. Our opportunity to obtain customers may be limited by our financial resources and other assets. We expect to be less able than our larger competitors, such as international pharmaceutical companies, to cope with generally increasing costs and expenses of doing business.

Our business model may not be sufficient to ensure our success in our intended market.

Our survival is currently dependent upon the success of our efforts to gain ADHD and ASD patients’ acceptance of liquid-based TCM formulae treatment that will ultimately represent a very small segment in our targeted industry when it is completed. Should our target market not be as responsive to our products as we anticipate, we may not have in place alternate products or services that we can offer to ensure our survival.

Our TCM formulae treatment may not be a desired for purchase by patients, or potential competitors may develop services that imitate or compete with ours or prospective offers and take our targeted revenue stream away from us or reduce our ability to command profitable revenue streams for our products. If our competitors, such as those international pharmaceutical companies, develop more successful products to cure ADHD or ASD or offer competitive products at lower price, our revenue, margins, and profitability will not suffer.

Our TCM business is subject to inherent risks relating to product liability and personal injury claims.

TCM companies, similar to pharmaceutical companies, are exposed to risks inherent in the manufacturing and distribution of TCM products, such as with respect to improper filling of prescriptions, labeling of prescriptions, inadequacy of warnings, and unintentional distribution of counterfeit products. In addition, product liability claims may be asserted against us with respect to any of the products we sell and as a distributor, we are required to pay for damages for any successful product liability claim against us, although we may have the right under applicable Hong Kong laws, rules and regulations to recover from the relevant manufacturer for compensation we paid to our customers in connection with a product liability claim. We may also be obligated to recall affected products. If we are found liable for product liability claims, we could be required to pay substantial monetary damages. Furthermore, even if we successfully defend ourselves against this type of claim, we could be required to spend significant management, financial and other resources, which could disrupt our business, and our reputation as well as our brand name may also suffer.

Risks Related to the Offering and Our Ordinary Shares

The initial public offering price of our Ordinary Shares may not be indicative of the market price of our Ordinary Shares after this offering. In addition, an active, liquid and orderly trading market for our Ordinary Shares may not develop or be maintained, and our stock price may be volatile.

Prior to this offering, our Ordinary Shares were not traded on any market. An active, liquid and orderly trading market for our Ordinary Shares may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our Ordinary Shares could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Ordinary Shares, you could lose a substantial part or all of your investment in our Ordinary Shares. The initial public offering price will be determined by us, based on numerous factors and may not be indicative of the market price of our Ordinary Shares after this offering. Consequently, you may not be able to sell shares of our Ordinary Shares at prices equal to or greater than the price paid by you in this offering.

The following factors could affect our share price:

●	our operating and financial performance;

●	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

●	the public reaction to our press releases, our other public announcements and our filings with the SEC;

●	strategic actions by our competitors;

●	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

●	speculation in the press or investment community;

●	the failure of research analysts to cover our Ordinary Shares;

●	sales of our Ordinary Shares by us or other shareholders, or the perception that such sales may occur;

●	changes in accounting principles, policies, guidance, interpretations or standards;

●	additions or departures of key management personnel;

●	actions by our shareholders;

●	domestic and international economic, legal and regulatory factors unrelated to our performance; and

●	the realization of any risks described under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Ordinary Shares. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States holders of our Ordinary Shares could be subject to adverse United States federal income tax consequences.

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such taxable year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the current and anticipated value of our assets and the composition of our income and assets, we do not expect to be a PFIC for United States federal income tax purposes for our current taxable year ending June 2021 or in the foreseeable future. However, the determination of whether or not we are a PFIC according to the PFIC rules is made on an annual basis and will depend on the composition of our income and assets and the value of our assets from time to time. Therefore, changes in the composition of our income or assets or the value of our assets may cause us to become a PFIC. The determination of the value of our assets (including goodwill not reflected on our balance sheet) may be based, in part, on the quarterly market value of our Ordinary Shares, which is subject to change and may be volatile.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one or more taxable years.

If we are a PFIC for any taxable year during which a United States person holds Ordinary Shares, certain adverse United States federal income tax consequences could apply to such United States person. See “Taxation—Passive Foreign Investment Company.”

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS ABOUT THE PFIC RULES, THE POTENTIAL APPLICABILITY OF THESE RULES TO THE COMPANY CURRENTLY AND IN THE FUTURE, AND THEIR FILING OBLIGATIONS IF THE COMPANY IS A PFIC.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the JOBS Act. We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.07 billion of revenues in a fiscal year, have more than $700 million in market value of our Ordinary Shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Ordinary Shares to be less attractive as a result, there may be a less active trading market for our Ordinary Shares and our stock price may be more volatile.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

In the course of auditing our consolidated financial statements as of and for the years ended June 30, 2020, and 2019, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as well as other control deficiencies. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to (1) our lack of sufficient skilled staff with U.S. GAAP knowledge and the SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; and (2) our lack of an audit committee and internal audit function to establish formal risk assessment process and internal control framework. As a result, we have taken the following actions to strengthen our U.S. GAAP financial reporting capabilities and our internal audit function:

(1)	On December 3, 2021 the board of directors passed a resolution to appoint three independent directors and form an audit committee comprising three independent directors upon effectiveness of this registration statement;

(2)	On January 18, 2021, we hired an experienced CFO with listed companies’ financial reporting and internal control experience;

(3)	On January 26, 2021, we hired an experienced U.S. GAAP accountant to manage the company’s U.S. GAAP financial reporting process; and

(4)	The Company has begun searching for an internal control service provider for the audit committee to consider.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our first required annual report for the prior fiscal year after completion of this offering. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this offering, we will be a publicly listed company in the United States. As a publicly listed company, we will be required to file periodic reports with the SEC upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our non-publicly traded competitors are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual general meetings will be governed by Cayman Islands law requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Ordinary Shares.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq Stock Market listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

Recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and an act signed into law all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for “Restrictive Market” companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors. The proposed definition of “Restrictive Market” means a jurisdiction that Nasdaq determines to have secrecy laws, blocking statutes, national security laws or other laws or regulations restricting access to information by regulators of U.S.-listed companies in such jurisdictions. Nasdaq may consider the geographic locations of the company’s principal business segments, operations or assets; board and shareholders’ meetings; headquarters or principal executive offices; senior management and employees; and books and records.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, U.S. President Donald J. Trump signed into law on December 18, 2020 the Holding Foreign Companies Accountable Act, which will require the SEC to propose rules within 90 days after its enactment to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over the counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. We could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Enactment of the Holding Foreign Companies Accountable Act or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ordinary shares could be adversely affected. In addition, enactment of the Holding Foreign Companies Accountable Act will result in prohibitions on the trading of the ordinary shares on The Nasdaq Capital Market or other U.S. exchange if our auditor fails to be inspected by the PCAOB for three consecutive years.

We believe that we are not subject to the proposed Nasdaq rules or the Holding Foreign Companies Accountable Act because our business is conducted exclusively in Hong Kong, through our Hong Kong subsidiary Regencell Bioscience Ltd., using Hong Kong dollars. Our senior management and employees are citizens of Hong Kong and the U.S. and our books and records are managed in Hong Kong. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Our auditor, Friedman LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in June 2018.

However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering our business operation and the effectiveness of our auditor’s audit procedures and quality control procedures, sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Compliance with these rules and regulations will nonetheless increase our legal, accounting, and financial compliance costs and investor relations and public relations costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” As a foreign private issuer, the Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our initial public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if we are successfully listed and the market price of our Ordinary Shares increases.

The price of the Ordinary Shares and other terms of this offering have been determined by us along with our underwriter.

If you purchase our Ordinary Shares in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was determined by us along with our Underwriter. The offering price for our Ordinary Shares may bear no relationship to our assets, book value, historical results of operations or any other established criterion of value. The trading price, if any, of the Ordinary Shares that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you paid for our Ordinary Shares.

Shares eligible for future sale may adversely affect the market price of our Ordinary Shares if the shares are successfully listed on Nasdaq or other stock markets, as the future sale of a substantial number of outstanding shares of Ordinary Shares in the public marketplace could reduce the price of our Ordinary Shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares. An aggregate of [●] shares will be issued and outstanding before the consummation of this offering all of which, except those held by management, are or will be freely tradable immediately upon effectiveness of this registration statement. All of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. See “Shares Eligible for Future Sale.”

If you purchase ordinary shares in this offering, you will experience immediate and substantial dilution.

The initial public offering price of our shares is substantially higher than the net tangible book value per share of our Ordinary Shares. Assuming the completion of the minimum offering, if you purchase shares in this offering, you will incur immediate dilution of approximately $[●] per share or approximately [●]% from the assumed offering price of $[●] per share and after deducting estimated underwriter fees and commissions and estimated offering expenses payable by us. Assuming the completion of the maximum offering, if you purchase shares in this offering, you will incur immediate dilution of approximately $[●] or approximately [●]% from the assumed offering price of $[●] per share. Accordingly, if you purchase shares in this offering, you will incur immediate and substantial dilution of your investment. See “Dilution.”

A sale or perceived sale of a substantial number of shares of our Ordinary Shares may cause the price of our Ordinary Shares to decline.

If our shareholders sell substantial amounts of our Ordinary Shares in the public market, the market price of our Ordinary Shares could fall. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our ordinary shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

The market price for our Ordinary Shares may be volatile.

The initial public offering price for our Ordinary Shares may vary from the market price of our Ordinary Shares following our initial public offering. If you purchase our Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price for our Ordinary Shares may be volatile and subject to wide fluctuations due to factors such as:

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actual or anticipated fluctuations in our quarterly operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	our capability to catch up with the technology innovations in the industry;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between Hong Kong dollar and the U.S. dollar; and

●	general economic or political conditions in Hong Kong.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Ordinary Shares.

Our founder and CEO will continue to own a significant percentage of our Ordinary Shares and will be able to exert significant control over matters subject to shareholder approval.

Mr. Yat-Gai Au, our founder and CEO, currently beneficially owns 100% of the Company through Regencell (BVI) Ltd., and after this offering is completed the Company will continue to be controlled by him. Upon the closing of this offering, he will beneficially own approximately [   ]% of the voting power of our outstanding ordinary shares, or approximately [ ] if the underwriters exercise their option to purchase additional Ordinary Shares from us in full. Therefore, even after this offering, he will have the ability to substantially influence us through this ownership position. For example, he may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. His interests may not always coincide with our corporate interests or the interests of other shareholders, and he may act in a manner with which you may not agree or that may not be in the best interests of our other shareholders. So long as he continues to own a significant amount of our equity, he will continue to be able to strongly influence or effectively control our decisions.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Upon the completion of this offering, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Yat-Gai Au, our founder, director and CEO, will beneficially own [ ]% of our Ordinary Shares and will be able to exercise [ ]% of the total voting power of our issued and outstanding shares, assuming the full exercise of the over-allotment option by the underwriter and the exercise of the warrants.

Upon the completion of this offering, our directors, executive officers and principal shareholders will continue to have substantial control over our company. Our affiliates will be able to exercise [ ]% of the total voting power of our issued and outstanding shares, assuming the full exercise of the over-allotment option by the underwriter and the exercise of the warrants.

As long as our officers and directors, either individually or in the aggregate, own at least 50% of the voting power of our Company, we are a “controlled company” as defined under Nasdaq Market place Rules.

For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our CEO must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Cayman Islands law does not impose any fiduciary or other duties on a majority (or controlling) shareholder in respect of the company or any minority shareholders. For more discussion regarding differences of fiduciary duties under Cayman Islands law and U.S. corporate law, see “— Description of Share Capital — Differences in Corporate Law.”

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our shares, the price and trading volume of our Ordinary Shares could decline.

The trading market for our Ordinary Shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. If no or few securities or industry analysts commence coverage of us, the trading price for our securities would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our operating results fail to meet the expectations of analysts, the price of our securities would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our Ordinary Shares to decline.

Risks Related to Doing Business in Hong Kong

Political risks associated with conducting business in Hong Kong.

Our operations are based in Hong Kong. Accordingly, our business operation and financial conditions will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this prospectus, we maintain substantially all of our operations in Hong Kong and, specifically, from Regencell Bioscience Ltd. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market may adversely affect the business operations of Regencell Bioscience Ltd. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, China and Hong Kong, which could potentially harm our business.

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our ordinary shares could be adversely affected.

Because our business is conducted in Hong Kong dollars and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, our Ordinary Shares offered by this prospectus are denominated in United States dollars, we will need to convert the net proceeds we receive into Hong Kong dollar in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the Hong Kong dollar will affect that amount of proceeds we will have available for our business.

Volatility in our Ordinary Shares price may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with liability limited by shares. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed Puglisi & Associates as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Ogier, our counsel to the laws of the Cayman Islands, and Fairbairn Catley Low & Kong, our counsel to Hong Kong law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands or the Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Ogier has further advised us that there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments. A judgment obtained in the United States, however, may be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination on the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment: (i) is given by a foreign court of competent jurisdiction; (ii) is final; (iii) is not in respect of taxes, a fine or a penalty; and (iv) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands. Furthermore, it is uncertain that Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act. Ogier has informed us that there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment

Fairbairn Catley Low & Kong has further advised us that Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us and based upon an assumed initial public offering price of US$ ___ per Ordinary Share, of approximately $_____ (or approximately $____ if the underwriters exercise their over-allotment option in full).

We plan to use the net proceeds we receive from this offering for the following purposes:

Research and development of TCM formulae and products	approximately US$
Human resources development	approximately US$
Regulatory approvals, IP applications, and working capital related	approximately US$
approximately US$

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Based on our current projection, we expect the net proceeds of the offering will provide funds to use for the purposes specified above until end of the fiscal year ending June 30, 2024, at which time we may seek additional financing. However, we cannot guarantee that if due to the process of our development, the net proceeds of the offering will be progressed sooner than we expected, or if any additional financing will be available to us in the terms satisfactory to us, or if any at all. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend on its shares out of either distributable profits or amounts standing to the credit of the share premium amount account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our HK subsidiary, Regencell Bioscience Ltd.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2020:

●	on an actual basis; and

●	on an as adjusted basis to reflect the issuance and sale of the Ordinary Shares by us in this offering at the initial public offering price of US$ [ ] per Ordinary Share, after deducting the estimated commissions to the Underwriter and the estimated offering expenses payable by us.

You should read this capitalization table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Actual	As adjusted(1)

Ordinary shares, $0.01 par value, 100,000,000 shares authorized, and 10,000 shares issued and outstanding as of June 30, 2020, and 2019	$100	$
Additional paid-in capital	$256	$
Accumulated deficits	$(2,651,248)	$
Total shareholders’ deficit	$(2,650,892)	$

(1)	Reflects the sale of Ordinary Shares in this offering, excluding the Ordinary Shares issuable upon the exercise of the warrants to be issued to the representative of the underwriter, at an assumed initial public offering price of $[●] per share, and after deducting the estimated underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us. The as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing, and assuming no exercise of over-allotment option by the underwriter. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us. We estimate that such net proceeds will be approximately $[●].

A US$1.00 increase (decrease) in the assumed initial public offering price of US$[●] per Ordinary Share would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$[●] million, assuming the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted for each Ordinary Share you purchase to the extent of the difference between the initial public offering price per Ordinary Share and our net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Our net tangible book value as of June 30, 2020 was US$(2,650,892) or US$(265) per share based upon 10,000 outstanding shares. Net tangible book value per share represents the amount of our total tangible assets, less the amount of our total liabilities, divided by the total number of shares outstanding. Dilution is determined by subtracting the as adjusted net tangible book value per Ordinary Share from the initial public offering price per Ordinary Share and after deducting the estimated commissions to the underwriters and the estimated offering expenses payable by us.

After giving effect to our issuance and sale of [●] shares in this Offering, excluding the Ordinary Shares issuable upon the exercise of the warrants to be issued to the representative of the underwriter, at an offering price of $[●] per share, assuming no exercise of overallotment and after deducting the estimated underwriting discounts and offering expenses payable by us, the as adjusted net tangible book value as of June 30, 2020, would have been $[●] or $[●] per share. This represents an immediate increase in net tangible book value to existing shareholders of $[●] per share. Accordingly, new investors who purchase shares in this Offering will suffer an immediate dilution of their investment of $[●] per share. The following table illustrates this per share dilution to the new investors purchasing shares in this Offering:

Assumed offering price per ordinary share	$
Net tangible book value per ordinary share as of June 30, 2020	$
As adjusted net tangible book value per Ordinary Share attributable to payments by new investors	$
Net tangible book value per Ordinary Share immediately after this offering	$
Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering	$

The following tables summarize, on as adjusted basis as of June 30, 2020, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share before deducting the estimated underwriting discounts, non-accountable expense allowance, and the estimated offering expenses payable by us, and assuming no exercise of over-allotment option by the underwriter.

	Ordinary Shares purchased			Total consideration			Average price per Ordinary
	Number	Percent		Amount	Percent		Share
($ in thousands)
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

The as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares and other terms of this offering determined at the pricing.

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors”. All amounts included herein with respect to the fiscal years ended June 30, 2020 and 2019 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The audited consolidated financial statements for the fiscal years ended 2020 and 2019 have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

Overview

We are a holding company incorporated on October 30, 2014, under the laws of the Cayman Islands, and conduct our business in Hong Kong through our wholly-owned subsidiary, Regencell Bioscience Ltd., a company incorporated in Hong Kong on May 12, 2015, and Regencell Ltd., a company incorporated in Hong Kong on November 20, 2014. We are an early stage bioscience company that focuses on research, development, and commercialization of TCM for the treatment of neurocognitive disorders and degeneration, specifically ADHD and ASD. Our goal is to improve the lives of ADHD and ASD patients, their families and caregivers and become a market leader for the best treatment of ADHD and ASD globally. Our TCM formulae candidates are developed based on our TCM Practitioner’s TCM brain theory, and has demonstrated improvement in patients’ condition in our first research study. The TCM brain theory is not recognized in general literature of TCM or elsewhere. However, the TCM Practitioner has prescribed the formulae based on his TCM brain theory for over 30 years to treat ADHD, ASD and many neurological disorders and obtained satisfactory clinical treatment results. We aim to launch three standardized liquid-based TCM formulae candidate for mild, moderate, and severe ADHD and ASD patients in Hong Kong first and subsequently to other markets as we deem appropriate. We have been headquartered in Hong Kong since inception. In October 2020, we opened our California office where we will conduct preliminary market research on TCM. Currently, we are not actively developing the U.S. market and will conduct preliminary market research on TCM once our TCM products achieve success in Hong Kong.

Corporate History and Structure

Regencell Bioscience Holding Ltd. is a holding company incorporated in the Cayman Islands, which has no substantive operations other than holding all of the issued and outstanding shares of Regencell Bioscience Ltd. and Regencell Ltd.

Regencell Bioscience Holdings Ltd. owns 100% equity interest of Regencell Bioscience Ltd., which was incorporated in Hong Kong on May 12, 2015. Currently, we conduct research and development activities in the TCM industry through Regencell Bioscience Ltd., which has entered Partnership Agreements with the TCM Practitioner. In October 2020, Regencell Bioscience Ltd. entered into a leasing agreement with Regus in California.

Regencell Bioscience Holdings Ltd. owns 100% equity interest of Regencell Ltd., which was incorporated in Hong Kong on November 20, 2014. Currently, Regencell Ltd. has no operation and is reserved for future expansion needs.

Our CEO and director, Mr. Yat-Gai Au, beneficially owns 100% of Regencell Bioscience Holdings Ltd. through Regencell (BVI) Ltd., which was incorporated pursuant to the BVI Business Companies Act, 2004 on May 25, 2017. Mr. Yat-Gai Au has been the sole shareholder of Regencell (BVI) Ltd. since its inception. On September 28, 2020, Regencell (BVI) Ltd. acquired all equity interest of Regencell Bioscience Holdings Ltd. from Mr. Yat-Gai Au.

Strategic Partnership Agreement with TCM Practitioner

In January 2018, Regencell Bioscience Ltd. entered into a Deed of Rights Transfer, Strategic Partnership and Undertaking (the “Strategic Partnership Agreement”) with the TCM Practitioner, the father of our CEO and director. Pursuant to the Strategic Partnership Agreement we have with TCM Practitioner, we have exclusive rights and ownership of (1) all his TCM formulae for patients suffering from ADHD and ASD disorders and (2) the intellectual property rights of the TCM formulae, including research and development, trademark, copyright, patent, and any other intellectual property rights in relation to the TCM formulae that the TCM Practitioner develops. Pursuant to Strategic Partnership Agreement, the TCM Practitioner is responsible for research and development of TCM formulae, while, any inventions, TCM formulae, utilities, improvements, research, discoveries, designs, processes, methods of manufacture, and products conceived or made by the TCM Practitioner in relation to TCM shall be the sole and exclusive property of us.

Pursuant to the Strategic Partnership Agreement, in exchange for the rights, we are required to donate three percent (3.0%) of net revenue that Regencell Bioscience Ltd. generates in association with the use and/or commercialization of the TCM formulae treatment to any of charitable institutions and/or trusts of a public character anywhere in the world at the sole and absolute choice of the TCM Practitioner, or his assignee, and in such proportion at the sole and absolute discretion of the TCM Practitioner on a yearly basis. We also undertake to pay for all reasonable costs and expenses incurred by the TCM Practitioner in conducting research, testing, attending meetings/seminars, compiling records, or performing any similar acts in relation to the development of the TCM formulae and TCM inventions.

On November 10, 2020, Regencell Bioscience Ltd. entered into a Supplemental Agreement of the Partnership Agreement (the “Supplemental Agreement” collectively with the Strategic Partnership Agreement, the “Partnership Agreements”) with the TCM Practitioner. Under the Supplemental Agreement, the TCM Practitioner shall provide his research by using his best endeavors on his TCM formulae and TCM inventions under our direction and supervision. We have authorized the TCM Practitioner, his agents, subcontractors, development team, and affiliates to use TCM formulae and TCM Inventions to conduct research. However, they shall not directly or indirectly publish, disseminate or otherwise disclose, deliver or make available to any third party any confidential information, without prior written notice given by the Company. The TCM Practitioner also shall not be directly or indirectly concerned with or engaged or interested in any other business which is in any respect in competition with or similar to the TCM business conducted by the Company for two years after the expiration or termination of the Supplemental Agreement.

We shall pay the TCM Practitioner for his expenses on his TCM research within 30 days upon the receipt of invoice. The Supplemental Agreement shall remain effective until the Strategic Partnership Agreement is expired or terminated. We can terminate the Supplemental Agreement without cause without any indemnity or damages being due to TCM Practitioner with 30 days prior written notice.

Financial Operations Overview

Impact of COVID-19 on Our Business

The worldwide COVID-19 pandemic may affect our ability to initiate and complete research studies, delay the initiation of our future research studies, disrupt regulatory activities or have other adverse effects on our business, results of operations, financial condition and prospects. In addition, the pandemic has caused substantial disruption in the financial markets and may adversely impact economies worldwide, both of which could adversely affect our business, operations and ability to raise funds to support our operations.

To date, we have not experienced material business disruptions or impairments of any of our assets as a result of the pandemic. We are following, and plan to continue to follow, recommendations from local governments regarding workplace policies, practices and procedures. We expect to continue to monitor the situation and take actions as may be required or recommended by government authorities or as we determine are in the best interests of our employees and other business partners. We are continuing to monitor the potential impact of the pandemic, but we cannot be certain what the overall impact will be on our business, financial condition, results of operations and prospects.

Revenue

We have not generated any revenue from the sale of any products, and we do not expect to generate any revenue until we commercialize our standardized TCM formulae products for ADHD and ASD patients in Hong Kong.

Research and Development Expense

Since our inception, our operations have primarily been limited to the research studies of the proprietary TCM formulae. Our research and development expenses to date consist of marketing and employee salaries and related benefits. Expenses in marketing were mainly for the sponsorship of seminars and events with Non-governmental Organizations (“NGOs”) and institutions that have a large database of families with ADHD and ASD children, who are our potential target patients and qualified patients to be enrolled in our research study in the future.

Following the closing of this offering, we expect to significantly increase our research and development efforts as we will initiate our second research study. Research and development expenses will include employee-related expenses, such as salaries, share-based compensation, benefits and travel expense for the research and development personnel that we plan to hire and treatment costs in connection with conducting research studies. Research and development activities will continue to be central to our business model.

General and Administrative Expense

General and administrative expenses consist primarily of salaries, compensation, legal and accounting fees, as well as office rental, computer equipment and software and utilities.

We anticipate that our general and administrative expenses will increase in the future to support our continued research and development activities and increased costs of operating as a public company. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, lawyers and accountants, among other expenses. Additionally, we anticipate increased costs associated with being a public company including expenses related to services associated with maintaining compliance with Nasdaq rules and SEC requirements, insurance, and investor relations costs. There is no assurance that our ADHD and ASD TCM formulae can obtain regulatory approval for marketing, and even if regulatory approval for marketing is obtained, we expect that we would incur expenses associated with hiring a sales and marketing team.

Results of Operations for the years ended June 30, 2020 and 2019

The following table sets forth our results of operations for the period.

	For the Year Ended	For the Year Ended
	June 30,	June 30,	Change	Change
	2020	2019	Amount	%
OPERATING EXPENSES:
Selling and marketing	114,207	3,638	110,569	3,039%
General and administrative	311,934	159,129	152,805	96%
Research and development	386,230	228,223	158,007	69%
Total operating expenses	812,371	390,990	421,381	108%

Selling and marketing

Selling and marketing expenses were $0.11 million and $0.03 million for the years ended June 30, 2020 and June 30, 2019, respectively. The expenses were primarily attributable to employee salaries and related benefits, and incurred by marketing efforts for qualified patients’ recruitment for our research study during those periods.

Expenses in marketing were mainly for the sponsorship of seminars and events with NGOs and institutions that have a large database of families with ADHD and ASD children, who are our potential target patients and qualified patients to be enrolled in our research study in the future.

General and Administrative Expense

General and administrative expenses were $0.31 million and $0.16 million for the years ended June 30, 2020 and June 30, 2019, respectively, and were primarily attributable to employee salaries and related benefits, depreciation, legal, professional fees and consulting services associated with the formation of our company, corporate matters and certain direct and indirect costs associated with services obtained by the Company. Moreover, we moved to a new office space and the renovation cost incurred attributed to the increased depreciation in 2020 compared with 2019.

Research and Development Expense

Research and development expenses were $0.39 million and $0.23 million for the years ended June 30, 2020 and 2019, respectively and were primarily attributable to employee salaries and related benefits, depreciation, and other third-party services associated with research studies. Our CMO joined in November 2019, which attributed to the increased spending in 2020 compared with 2019.

Liquidity and Capital Resources

In accordance with Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

We have incurred recurring negative cash flows since inception and has funded our operations primarily from shareholder loans. We had an accumulated deficit of approximately $2.65 million and $1.84 million as of June 30, 2020 and 2019, respectively. We had net losses of approximately $0.81 million and $0.39 million for the years ended June 30, 2020 and 2019. We have received funding in the form of shareholder loans to support our capital needs, which was provided by our CEO. The Company has received additional funding subsequent to June 30, 2020 in the form of additional shareholder loans of $465,947. We acknowledge that uncertainty remains over our ability to meet our liabilities as they fall due. If we cannot secure the financing needed to continue as a viable business, our shareholders may lose some or all of their investment in us. On November 10, 2020, we entered into a loan agreement with Mr. Yat-Gai Au to evidence the existing loan and document our oral agreements of the terms and conditions of such existing loan when such loan was initially generated. The loan agreement also sets forth that the Mr. Yat-Gai Au will continue to make loan to the us for daily operation and research activities. The maturity date of such loans is June 30, 2021, subject to indefinite extension if agreed by the parties in writing. On February 2, 2021, a loan extension agreement was entered by and between Mr. Yat-Gai Au and us, pursuant to which Mr. Yat-Gai Au agreed to provide up to US$3 million in the form of loan or make payments on behalf of us during the period from January 1, 2021 to June 30, 2022 to support our operations and research activities for the period from January 1, 2021 to June 30, 2022 and further extend the maturity of the existing loans from June 30, 2021 to December 31, 2022.

During the years ended June 30, 2020 and 2019, the we have an office rental agreement with Ace United International Limited, which is a company wholly owned by the our CEO. We have paid a monthly rent of $4,103 and the terms of the agreement are renewed on an annual basis from the 1st of January to the 31st of December each year. The rental payment is expensed as incurred.

We intend to pursue a public offering of our ordinary shares to fund future operations. If we are unable to complete a public offering for a sufficient amount in a timely manner, it would need to pursue other financing alternatives such as private financing of debt or equity or collaboration agreements. There can be no assurances, however, that the current operating plan will be achieved or that additional funding will be available on terms acceptable to us, or at all. If we are unable to obtain sufficient funding, it could be required to delay our development efforts, limit activities and reduce research and development costs, which could adversely affect our business prospects.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes we will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business. The following summarizes the key components of our cash flows for the years ended June 30, 2020 and 2019.

	For the Years Ended June 30,
	2020	2019

Net cash used in operating activities	$(726,573)	$(390,990)
Net cash used in investing activities	(117,837)	-
Net cash provided by financing activities	988,082	480,994
Net change in cash	$143,672	$90,004

Cash Flow in Operating Activities

For the years ended June 30, 2020 and 2019, net cash used in operating activities were $0.73 million and $0.39 million, respectively. Net cash used in operating activities was primarily attributable to a new office lease, the hiring of our executive staff, research and development, ramped up marketing efforts and general and administrative.

Cash Flow in Investing Activities

For the years ended June 30, 2020, net cash used in investing activities were $0.12 million, which was primarily attributable to purchase of property and equipment. There was no cash used in investing activities for the year ended June 30, 2019.

Cash Flow in Financing Activities

For the years ended June 30, 2020 and 2019, net cash from financing activities were $0.99 million and $0.48 million, respectively. Net cash from financing activities was primarily attributable to shareholder loans..

Contractual Obligations

The following table summarizes our contractual obligations as of June 30, 2020:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating lease obligations	483,206	136,923	224,616	121,667	-
Total	$483,206	$136,923	$224,616	$121,667	$-

Capital Expenditures

For the years ended June 30, 2020 and 2019, we have capital expenditures of $117,837 and nil in relation to our property and equipment. Subsequent to June 30, 2020 and as of the date of this prospectus, we did not purchase any material equipment for operational use. We do not have any other material commitments to capital expenditures as of June 30, 2020 or as of the date of this prospectus.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 3 to the consolidated financial statements included elsewhere in this prospectus, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act. As a result of our election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

Use of Estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in our consolidated financial statements required to be made by management include, but are not limited to, the useful lives of property and equipment, impairment of long-lived assets and uncertain tax position. Actual results could differ from these estimates.

Fair value measurement

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of our financial instruments including cash and shareholder’s loans approximates their recorded values due to their short-term maturities. The fair value of the long-term deposit approximates their carrying amounts because the deposit was paid in cash.

Related Parties

Parties, which can be a corporation or individual, are considered to be related if we have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

INDUSTRY OVERVIEW

ADHD Overview and Market Opportunity

Attention Deficit and Hyperactivity Disorder (ADHD)

According to the Centers for Disease Control and Protection (CDC), ADHD is one of the most common neurodevelopmental disorders of childhood. It is usually first diagnosed in childhood and often lasts into adulthood. Children with ADHD may have trouble paying attention, controlling impulsive behaviors, or be overly active. Normal symptoms of ADHD include: having short attention span, easily distracted, constantly fidgeting, excessive physical movement, little or no sense of danger. Some children may also have signs of anxiety, oppositional defiant and conduct disorder, depression, and sleep problems.

A meta-analysis of 175 research studies worldwide on ADHD prevalence in children aged 18 and under found an overall pooled estimate of 7.2% (Thomas et al. 2015). Furthermore, based on the Diagnostic and Statistical Manual of Mental Disorders, 4th Edition (DSM-IV) screening of 11,422 adults for ADHD in 10 countries in the Americas, Europe and the Middle East, the estimates of worldwide adult ADHD prevalence averaged 3.4% (Fayyad et al. 2007).

Hong Kong

The reported prevalence of ADHD is estimated to be 6.4% in children and adolescents in Hong Kong, according to Li Ka Shing Faculty of Medicine of The University of Hong Kong (LKS Faculty of Medicine) published in 2018. The estimate of Hong Kong’s population of children and adolescents was 1.2 million in mid-2020, based on a population estimate by the Census and Statistics Department of the Hong Kong Government, which means approximately 76,800 children and adolescents are afflicted with ADHD. Although ADHD is often perceived as a disorder of childhood and adolescence, an increasing number of evidences suggest that symptoms and impairments of ADHD may persist into adulthood for up to 65% of children with ADHD, and that ADHD is present in approximately 2.5% of adults in Hong Kong. With a population of about 6.3 million adults in Hong Kong in 2020 according to the Census and Statistics Department of the Hong Kong Government, approximately 157,500 adults are living with ADHD in Hong Kong.

United States

In the U.S., the National Survey of Children’s Health (NSCH) reported that 6.1 million children and adolescents have been diagnosed with ADHD in 2016. According to Fortune Business Insight, 5.9% of the 328 million U.S. population has ADHD in 2019, representing approximately 19.3 million ADHD cases in 2019.

ADHD Market Drivers

An increase in awareness about mental health among the general population and governments is expected to propel the ADHD market. We believe that products launched across the globe, approval of new drugs, and increased research and development activities are also likely to drive the market.

The rising number of people suffering from a host of mental health disorders, including ADHD, has caught the attention of governments around the world, forcing them to take necessary steps to address this condition. In 2016, the U.S. Department of Health & Human Services awarded up to US$54 million to the Substance Abuse and Mental Health Services Administration (SAMHSA) to address the needs of individuals with serious mental illnesses. Similarly, National Health Service (NHS) England set up a five-year plan for mental health in 2016. The government is committed to implementing this plan by 2020–2021, investing US$1.27 billion into the project. According to the latest data of the NHS Mental Health Dashboard, mental health spending makes up 14.0% of local health spend in 2019/20, compared with 13.8% in 2018/19, 13.7% in 2017/18 and 13.1% in 2015/16. Mental health funding has gone up from US$14.2 billion in 2015/16 to US$17.2 billion in 2019/20. Therefore, government support, along with growing awareness among various parties, is anticipated to boost the market.

ADHD-Economic Impact beyond Drug Cost

ADHD has made a substantial economic impact in the U.S., according to a study published in the Journal of the American Academy of Child and Adolescent Psychiatry, “Economic Impact of Childhood and Adult Attention-Deficit/Hyperactivity Disorder in the United States.” Overall national annual incremental costs of ADHD ranged from US$143 billion to US$266 billion in the U.S. spillover costs borne by the family members of individuals with ADHD were also substantial (US$33 billion to US$43billion).

ADHD Market Leaders

According to Market Research Future (MRFR), the global ADHD therapeutics market comprises a host of key players. This list includes Eli Lilly and Company, Concordia International Corp., NEOS Therapeutics Inc., Highland Therapeutics Inc., Pfizer Inc., Novartis AG, Noven Pharmaceuticals Inc., Janssen Global Services LLC, Shire, Teva Pharmaceutical and others. However, we do not compete with these players directly since they mainly focus on prescription or over the counter drugs while we focus on TCM.

ADHD Current Treatment Landscape and Therapy Limitations

The global ADHD drug market size was valued at US$17.9 billion in 2019 and is estimated to exhibit a compound annual group rate (CAGR) of 4.79%, reaching a value of US$29.8 billion in 2030, based on a research done by Persistence Market Research. In Hong Kong, the ADHD drug market size was valued at US$16.8 million in 2019 and is estimated to exhibit a CAGR of 7.8% to reach a value of US$38.5 million in 2029. In the U.S., the ADHD drug market size was valued at US$9.7 billion in 2019 and is estimated to reach a value of US$15.7 billion in 2030.

According to the ADHD Parents Medication Guide of the American Psychiatric Association, medication does not cure ADHD but can alleviate the symptoms of ADHD when it is taken as prescribed. Ongoing care and treatment monitoring are important since those symptoms may come back once medication is halted.

Two main types of medication for ADHD approved by the US Food and Drug Administration (FDA) are: stimulants and non-stimulants. Stimulants include methylphenidate and amphetamines. Non-stimulants which include atomoxetine and guanfacine, are alternatives for those who do not respond well to stimulants.

However, these two types of medication for ADHD have multiple side effects. Common side effects of stimulants include: feeling restless and jittery, difficulty sleeping, loss of appetite, headaches, upset stomach, irritability, mood swings, depression, dizziness, racing heartbeat and tics. According to Help Guide, these stimulant medications may also cause personality changes, such as becoming withdrawn, listless, rigid, or less spontaneous and talkative, others may develop obsessive-compulsive symptoms. Beyond the potential side effects, that there are a number of safety concerns associated with the use of stimulant medications such as the effect on developing brain, heart-related problem, psychiatric problem and potential abuse, indicated by experts. Non-stimulants also have side effects including decreased appetite, nausea, vomiting, fatigue, indigestion, dizziness, and mood swings.

ASD Overview and Market Opportunity

Autism Spectrum Disorder (ASD)

According to the CDC, ASD is a developmental disability characterized by repetitive and characteristic patterns of behavior and difficulties with social communications and interaction. The learning, thinking, and problem-solving abilities of people with ASD can range from gifted to severely challenged. These symptoms are present from early childhood and typically last a lifetime, affect daily functioning. The Diagnostic and Statistical Manual of Mental Disorders 5th Edition (or DSM-5), published in 2013 includes Asperger syndrome, childhood disintegrative disorder, and pervasive developmental disorders not otherwise specified (or PDD-NOS) as part of ASD rather than as separate disorders.

ASD occurs in every racial and ethnical group, and in both males and females. The World Health Organization (WHO) estimates that 1 in 160 children worldwide has ASD. A Medscape article estimates the global prevalence of ASD at 7.6 cases per 100 which was estimated on review of epidemiological studies.

Hong Kong

Hong Kong has the highest rate of ASD prevalence, 1 in 27, among children, according to World Population Review rankings. Based on an approximate children population of about 1.2 million, management estimates approximately 44,000 children with ASD. Fortune Business Insights estimates that 3.7% of the total population in Hong Kong has ASD, or about 277,000 based on a total population of 7.5 million in 2020.

United States

One in 54 children have been identified with ASD according to the estimates from the CDC Autism and Developmental Disabilities Monitoring (ADDM) Network. National and state estimates of adults with ASD as published in Journal of Autism and Developmental Disorders (2020) state that more than 5.4 million people in the U.S., or 1 in 45, over age 18 are on the spectrum.

ASD Market Drivers

According to Fortune Business Insights, growing prevalence of ASD globally, rising awareness about the condition and the available options for the treatment are the key factors which are expected to drive the autism disorder and treatment market. Improved diagnosis rate is also a critical factor for the growth of ASD drug market. To date, only two drugs are approved by the FDA which are specific to the treatment of ASD, aripiprazole and risperidone. In January 2018, FDA granted Swiss drug maker Roche breakthrough therapy designation for Balovaptan, which may improve social interaction and communication in people with ASD, to treat ASD, potentially accelerating the development and approval of ASD drugs. Other antipsychotic drugs are prescribed as off label therapy across the globe for management of symptoms associated with the disease. Growing investments by many key players in the research domain for the development of effective drugs for the treatment of ASD is expected to fuel the ASD therapeutics market growth.

ASD-Economic Impact beyond Drug Cost

Autism will cost the U.S. $268 billion in 2020, roughly 1.5% of the country’s gross domestic product. By 2025, the price tag could balloon to $461 billion. These estimates, published in July in the Journal of Autism and Developmental Disorders, are the first to forecast the costs of autism a decade into the future. They assume an autism prevalence of 1.1% in U.S. and that 40% of people with autism have intellectual disability, one indicator of autism severity.

ASD Market Leaders

According to Fortune Business Insights, players engaged in ASD drug therapy in the global market include AstraZeneca, Eli Lilly and Company, Fusion Autism Center, Pfizer Inc., Otsuka Holdings Co. Ltd., and other prominent players. However, we do not compete with these players directly since they mainly focus on prescription or over the counter drugs while we focus on TCM.

ASD Current Treatment Landscape and Therapy Limitations

Based on a research by Persistence Market Research, the global ASD drug market size was valued at US$2.8 billion in 2019 and is estimated to exhibit a CAGR of 5.7% to reach a value of US$5.3 billion in 2030. In Hong Kong, the ASD drug market size was valued at US$2.1 million in 2019 and is estimated to exhibit a CAGR of 4.9% to reach a value of US$3.5 million in 2030. In the U.S., ASD drug market size was valued at US$1.5 billion in 2019 and is estimated to reach a value of US$2.8 billion in 2030.

There are no medications that can cure ASD or treat the core symptoms, according to the CDC. However, there are medications that can help ASD patients with related symptoms like depression, anxiety, aggression, irritability, seizures, insomnia, and trouble focusing and help them function better. Medicines for treating the three core symptoms of ASD, communication difficulties, social challenges and repetitive behavior, have long represented a huge area of unmet need. However, few drugs on the market today effectively relieve these symptoms and individual reaction to most commonly prescribed medicines can vary materially. Although the FDA has approved two antipsychotic drugs for treating irritability and aggression associated with the autism (risperidone and aripiprazole), the prevalent behavioral problems associated with ASD have not been able to be improved by these medications.

Today, most medicines prescribed to ease autism’s disabling symptoms are used “off-label,” meaning the medication is being used in a manner not specified in the FDA’s approved packaging label, or insert. Such off-label use is common in virtually all areas of medicine and is usually done to relieve significant suffering in the absence of sufficiently large and targeted studies.

Antidepressants are among the world’s most widely prescribed medications for ASD patients, such as selective serotonin reuptake inhibitors (SSRIs), according to an article in Harvard Health Publishing. The range of their uses has expanded from depression to anxiety, obsessive-compulsive disorder, eating disorders, and many other psychiatric conditions. Side effects include insomnia, skin rashes, headaches, joint and muscle pain, stomach upset, nausea, or diarrhea. Anticonvulsants are most commonly prescribed when the patient also suffers from epilepsy, as about one-third of autism patients do, however, common side effects include confusion, fever, hair loss, paranoia, impairs judgement and memory, anxiety and depression.

Traditional Chinese Medicine (TCM) Treatment for ADHD and ASD Patients

Our standardized TCM formulae candidates aim to address the fundamental cause of the disorders to achieve an optimal outcome compared to available stimulant and non-stimulant medications currently available in the market. The fundamental properties and treatment process of TCM are different from the mainstream stimulant and non-stimulant medications. TCM takes a holistic approach, using natural ingredients to treat different elements within the body. Every bodily function is taken into consideration when preparing the TCM formulae for the patients so that the optimal results of the treatment could be reached. This explains the improvements of both their symptoms and overall health.

Several attempts have been made to reduce the harmful side effects and increase the efficacy of current drugs used to treat ADHD. Some articles have studied medicinal herbs as an effective supplement in treating ADHD. Thus far, TCM research related to ADHD has been mainly composed of research based on original literature, systematic review based on search treatises, and experimental research testing the treatment effect of herbs on ADHD. However, such research was limited to only listing herbal medicines that frequently appeared in text. On the other hand, experimental research had difficulty in selecting the right herbal medicines to test.

The volume of research into herbal medicines, with fewer adverse effects, has increased for the treatment of children with ASD. According to Herbal Medicine Treatment for Children with Autism Spectrum Disorder: A Systematic Review, Lee, Cho, et al., 2017, “a review of herbal medicines reported that 32 kinds of Chinese herbal medicine have pharmacological effects, which mainly resulted in immune system improvement, memory enhancement, gastrointestinal tract improvement, and calming of the nerves. However, the study did not provide enough evidence on the efficacy of the treatment of children with ASD. There is a lack of evidence on the efficacy of herbal medicines in the treatment of autistic children.”

Global acceptance and recognition of TCM

More and more people are inclined to treat chronic diseases using natural medicine due to the obvious side effects of chemical drugs, and TCM is aligned with this development tendency. Moreover, many national governments have gradually accepted and attached importance to TCM and natural herbal medicine because of, among other concerns, the high bio-pharmaceutical research and development costs relating to chemical drugs. Average cost from research and development to commercialization for a new medicine is nearly US$4 billion, and can sometimes exceed US$10 billion. It is our belief that the international community continues to accept natural medicine, and market demand will continue to grow. More than 90 countries and regions are introducing laws and regulations for the registration of TCM. (Ref: SWOT analysis and revelation in traditional Chinese medicine Internationalization, Haitao Tang et al., 2018)

TCM is prevalent in 183 countries and regions around the world. According to the WHO, 103-member states have approved the practice of acupuncture and moxibustion, 29-member states have enacted special statutes on traditional medicine, and 18 have included acupuncture and moxibustion treatment in their medical insurance provisions.

Hong Kong’s support of the TCM development

Highlighted in the 2018 Policy Address, Hong Kong’s first Chinese medicine hospital will be a “flagship institution” for the sector. The government will subsidize certain in-patient and out-patient services. A 400-bed hospital is expected to come into operation by phrases from late 2024. As announced in the 2018-19 Budget, a Chinese Medicine Development Fund of HK$500 million is set up to facilitate applied research and Chinese medicine specialization. Part of the fund is dedicated to promoting public awareness and nurturing talents for Chinese medicine hospital.

The collaboration between Chinese and Western medicine has been in practice for some years. Under the Hong Kong government’s policy direction to promote the development of “evidence-based” Chinese medicine (CM) and out-patient CM services in the public sector, as well as to provide training placements for local CM degree program graduates, the Hong Kong Hospital Authority (HA) was tasked to establish a total of 18 Chinese Medicine Centers for Training and Research (CMCTRs) in each of the 18 districts of Hong Kong since 2003. In 2018, the total number of attendances at the 18 CMCTRs was about 1.2 million.

TCM for ADHD and ASD

Based on research by Persistence Market Research, key disorders treated with TCM are neurological (insomnia, ADHD, ASD), pain, skin and hair disorders, mild infections and cancer treatment. Market size of TCM for ADHD was valued at US$3.6 billion globally in 2019 and is estimated to exhibit a CAGR of 5.65% to reach a value of US$6.6 billion in 2030. Market size of TCM for ASD was valued at US$0.6 billion globally in 2019 and is estimated to exhibit a CAGR of 6.65% to reach a value of US$1.2 billion in 2030. In the US, market size of TCM for ADHD was valued at US$1.8 billion in 2019 and is estimated to reach a value of US$3.0 billion in 2030. Market size of TCM for ASD was valued at US$0.3 billion in 2019 and is estimated to reach a value of US$0.5 billion in 2030.

A number of global players have entered into agreements and collaborations to strengthen their sales footprint and product portfolio in TCM market as supplemental offerings strategy. Increase profitability and sustainable market share are driving the recent strategic developments from leading Chinese and global pharmaceutical players as they face stiff competition. North America represents the most lucrative market, followed by Asia Pacific and Europe. The global TCM ADHD and ASD market is expected to record prominent growth in East Asia and emerging countries such as China, Australia and other South Asian countries. Manufacturers are focusing on the development of customized products for end-use industries on the back of policy initiatives such as Belt and Road Initiative and overseas TCM centers.

The global TCM therapy market has been witnessing rising demand due to an increase in the pediatric illnesses, chronic behavioral diseases, growing awareness about mental well-being and rising incidences of lifestyle diseases and disorders, such as ADHD and ASD. This has been driving the demand for and production of alternative and off-the-shelf drugs due to added risk with mainstream drugs. Herbal medicines are commonly used in the treatment of children with ADHD and ASD in conjunction with conventional therapy to improve the Childhood Autism Rating Scale (CARS) score. Furthermore, continued prioritization of unmet medical needs in herbal extract-based drugs is expected to drive demand for TCM formulations in the forthcoming years.

OUR BUSINESS

Overview

We are an early-stage bioscience company that focuses on research, development, and commercialization of traditional Chinese medicine for the treatment of neurocognitive disorders and degeneration, specifically ADHD and ASD. Our goal is to improve the lives of ADHD and ASD patients, their families and caregivers and become a market leader for the best treatment of ADHD and ASD globally. We started in Hong Kong in 2014 with main operation and assets in Hong Kong. We aim to launch three liquid-based standardized TCM formulae candidates for mild, moderate, and severe ADHD and ASD patients in Hong Kong first and subsequently to other markets as we deem appropriate.

We strategically partner with Mr. Sik-Kee Au, our TCM Practitioner, the father of our CEO and director. As of the date hereof, the TCM Practitioner has standardized the adjustable formula into three fixed formulae for mild, moderate and severe conditions. As a result, we have three standardized TCM formulae candidates under development targeting mild, moderate, and severe ADHD and ASD patients, each consisting of a standard base formula and a fixed adjusted formula. We plan to commence our second research study using those three standardized TCM formulae candidates in the second quarter of 2021.

Our three liquid-based standardized TCM formulae candidates are derived from a TCM base formula developed by our TCM Practitioner based on his TCM brain theory, known as “Sik-Kee Au TCM Brain Theory™”, and have demonstrated some improvement in patients’ condition in our first research study. The activity and specificity of the TCM base formula have been optimized by the TCM Practitioner in his prior ADHD and ASD treatment. The TCM brain theory is not recognized in general literature of TCM or elsewhere. However, the TCM Practitioner has prescribed the TCM base formula based on his TCM brain theory for over 30 years to treat ADHD, ASD and many neurological disorders and obtained satisfactory clinical treatment results.

We have been headquartered in Hong Kong since our inception. In October 2020, we opened our California office where we conduct preliminary market research on TCM. Currently, we are not actively developing the U.S. market and will conduct preliminary market research on TCM once our TCM-based products obtain regulatory approvals and achieve success in Hong Kong. We have been keeping books and records in Hong Kong since our inception. Our research study and supplement of TCM raw materials are in Hong Kong. As we are still at the stage of TCM treatment research, we have not applied for regulatory approvals; we have no sales, marketing or distribution capabilities or experience, and no granted patents or pending patent applications; and we have not generated revenues since inception.

Our TCM Practitioner

The TCM Practitioner has been practicing TCM under the guidance of the Chinese Medicine Ordinance in his clinic in Hong Kong since 1999 and has accumulated in-depth experience of TCM research and clinical practice. For over 30 years, the TCM Practitioner has focused his TCM study on TCM thesis of his father, who was a renowned TCM doctor in Hong Kong in the 1950s, and other traditional treatises of TCM. He is experienced in treating patients suffering from a wide range of neurocognitive disorders and degeneration. In particular, he has treated over 100 children afflicted with ADHD and ASD. He decided to dedicate all his efforts to treat people afflicted with incurable diseases, illnesses, and disorders.

Prior to starting his TCM clinical practice, the TCM Practitioner founded a successful technology and property business in California. The TCM Practitioner graduated from the University of California, Berkeley with a Bachelor’s and Master’s Degrees in Electrical Engineering in Circuit Design and Network Theory. He was the pioneer who invented the first prototype high-density recording drive on flexible media while working at IBM, which later became known as Iomega Corporation.

Our TCM formulae and Sik-Kee Au TCM Brain Theory™

Our TCM formulae were developed by the TCM Practitioner and consist solely of natural ingredients without any synthetic components. We have exclusive ownership over such TCM formulae and have conducted our first research study based on the personalized TCM formulae in November 2018 and March 2019. As of the date hereof, the TCM Practitioner has standardized the adjustable formula into three fixed formulae for mild, moderate and severe conditions. As a result, we have three liquid-based standardized TCM formulae candidates under development targeting mild, moderate, and severe ADHD and ASD patients, each consisting of a standard base formula and a fixed adjusted formula. We plan to commence our second research study using those three standardized TCM formulae candidates in the second quarter of 2021.

The three liquid-based standardized TCM formulae candidates are derived from the TCM base formula developed by TCM Practitioner based on his TCM brain theory, known as “Sik-Kee Au TCM Brain Theory™”. The TCM brain theory is not recognized in general literature of TCM or elsewhere. However, the TCM Practitioner has prescribed his TCM formulae based on his TCM brain theory for over 30 years to treat ADHD, ASD and many neurological disorders and obtained satisfactory clinical treatment results. The TCM brain theory explains why a healthy brain is essential in restoring the body’s systems to normal from disorders and illnesses such as ADHD and ASD. According to the TCM brain theory, the blockage of or reduced blood flow, and damage of the interconnecting central nervous system, endocrine system and blood circulatory system disrupt the production of hormones and transmission of neurotransmitters, such as melatonin, dopamine, and norepinephrine, leading to a defective encoding and decoding of functions, and resulting in deficient or abnormal social behaviors that are the hallmarks of ADHD and ASD.

Also, there are articles that explain and describe the bases of what the TCM Practitioner’s TCM brain theory has connected and put forward, that blockages in the brain is connected to the disruption of neurotransmitters, which causes neurological disorders such as ADHD and ASD. In the article “Blood Flow May Be Key Player in Neural Processing”, published in Scientific America. It says that Christopher Moore, an assistant neuroscience professor at the Massachusetts Institute of Technology’s McGovern Institute for Brain Research ‘suggests blood’s role in the cortex (a key brain processing center), specifically, is more than just bringing nutrients to the cell, it can also alter the activity of local neuronal circuits. For instance, in experiments in his lab, Moore has seen that there is more blood flow arriving in an area that processes information from a presented stimulus to a certain sense (e.g. touch, visual, auditory) prior to the appearance of the stimulus, implying that the flow can prime a circuit for activity, as well.’ Also in the article “Social Skills Deficits in Autism Spectrum Disorder: Potential Biological Origins and Progress in Developing Therapeutic Agents”, published by The National Center for Biotechnology Information (NCBI), states that ‘autism spectrum disorder is associated with multiple neurotransmitter abnormalities, most notably abnormalities in monoamine (i.e., dopamine, norepinephrine and serotonin) and amino acid (i.e., glutamate and GABA) neurotransmitters.’ In the publication “ADHD Neuroscience 101” posted in ADDitude digital magazine by Larry Silver, M.D., ‘brain scientists have found that deficiencies in specific neurotransmitters underlie many common disorders, including anxiety, mood disorders and anger-control problems. ADHD was the first disorder found to be the result of a deficiency of a specific neurotransmitter’.

We believe that patients under treatments utilizing our TCM formulae candidates provides progressive holistic improvements over time because it aims to correct the fundamental cause of illnesses and disorders. According to the assessment of our first research study, patients have better eye contact, appetite, daily excretion, longer sleep duration, communication, sociability, cognition, awareness and attentiveness, complexion, mood and temper, which are substantial improvements over common symptoms associated with ADHD and ASD namely poor appetite, constipation and sleep problems. However, there is no assurance that we can expect similar outcome in our second research study.

Our Corporate History and Structure

We are a holding company incorporated in the Cayman Islands on October 30, 2014. We have no substantive operations other than holding all of the issued and outstanding shares of Regencell Bioscience Ltd. and Regencell Ltd.

Regencell Bioscience Holding Ltd. is a holding company incorporated in the Cayman Islands, which has no substantive operations other than holding all of the issued and outstanding shares of Regencell Bioscience Ltd. and Regencell Ltd.

Regencell Bioscience Holdings Ltd. owns 100% equity interest of Regencell Bioscience Ltd., which was incorporated in Hong Kong on May 12, 2015. Currently, we conduct research and development activities in the TCM industry through Regencell Bioscience Ltd., which has entered Partnership Agreements with the TCM Practitioner. In October 2020, Regencell Bioscience Ltd. entered into a leasing agreement with Regus in California,

Regencell Bioscience Holdings Ltd. owns 100% equity interest of Regencell Ltd., which was incorporated in Hong Kong on November 20, 2014. Currently, Regencell Ltd. has no operation and is reserved for future expansion needs.

Our CEO and director, Mr. Yat-Gai Au, beneficially owns 100% of Regencell Bioscience Holdings Ltd. through Regencell (BVI) Ltd. Regencell (BVI) Ltd. was incorporated pursuant to the BVI Business Companies Act, 2004 on May 25, 2017, and has no operation since its inception. Mr. Yat-Gai Au has been the sole shareholder of Regencell (BVI) Ltd. since its inception. On September 28, 2020, Regencell (BVI) Ltd. acquired all equity interest of Regencell Bioscience Holdings Ltd. from Mr. Yat-Gai Au.

Regencell Bioscience Ltd. strategically partners with the TCM Practitioner, the father of Mr. Yat-Gai Au, our CEO and director. Pursuant to the Partnership Agreements, we have exclusive rights and ownership of all his TCM formulae and TCM inventions. Under our direction, the TCM Practitioner is authorized to conduct research studies on these transferred TCM formulae and TCM inventions.

The following diagram illustrates our corporate structure as of the date of this prospectus.

Our Business Plan and Growth Strategy

We are still a start-up company at early stage and are committed to design standardized TCM formulae candidates for ADHD and ASD patients. The growth of our business highly depends on our research and commercialization of our three liquid-based standardized TCM formulae candidates. Currently, we aim to conduct research in the effectiveness and safety of our three standardized TCM formulae candidates for mild, moderate, and severe ADHD and ASD patients and commercialize these three liquid-based standardized TCM formulae candidates for ADHD and ASD patients in Hong Kong. After obtaining success of commercialization in the Hong Kong market, we may start to offer our pCm formulae products to other markets. In October 2020, we opened our California office where we will conduct preliminary market research on TCM. Currently, we are not actively developing the U.S. market and will conduct preliminary market research on TCM once our TCM products achieve success in Hong Kong.

Demonstrate effectiveness of the TCM Practitioner’s treatment for ADHD and ASD

We have completed our first research study in 2019 with our TCM Practitioner and the result showed that each of the participants in our study has demonstrated improvements in their ADHD and ASD symptoms with our personalized TCM formulae, which we believe are significant. Please refer to the ‘Research and Development’ section for more detail. Each of the participants of our first research study was treated by the TCM Practitioner with a personalized TCM formula. Each personalized TCM formulae is comprised of the TCM base formula, which remains the same among all participants, and an adjustable formula. As of the date hereof, the TCM Practitioner has standardized the adjustable formula into three fixed formulae for mild, moderate and severe ADHD and ASD conditions. As a result, we have three standardized TCM formulae candidates under development targeting mild, moderate, and severe ADHD and ASD patients, each consisting of a standard base formula and a fixed adjusted formula. We plan to commence our second research study using those three standardized TCM formulae candidates in the second quarter of 2021.

Filing patent applications in Hong Kong and abroad

In order to protect our intellectual properties, we will file for patent application for our TCM formulae, including the TCM base formula and the three standardized TCM formulae candidates.

Conducting second research study on standardized TCM formulae candidates

As of the date hereof, the TCM Practitioner has standardized the adjustable formula into three fixed formulae for mild, moderate and severe conditions. As a result, we have three liquid-based standardized TCM formulae candidates under development targeting mild, moderate, and severe ADHD and ASD patients, each consisting of a standard base formula and a fixed adjusted formula. We plan to commence our second research study using those three standardized TCM formulae candidates in the second quarter of 2021 in Hong Kong. We plan to arrange one hundred patients to be treated by TCM practitioner(s) with the use of our standardized TCM formulae candidates for a period of at least three months and up to twelve months.

Setting up of centralized production facilities

To further lower the cost of manufacture of our standardized TCM formulae candidates together with the anticipated increase in demand after we receive regulatory approvals from the Hong Kong Chinese Medicines Board, we will setup a centralized production facility for mass production of our standardized TCM formulae candidates. We will procure an industrial space, purchase new automated equipment and production lines and ensure quality control of our products, once we obtain regulatory approvals from the Hong Kong Chinese Medicines Board approves the manufacturer licenses.

Branding and commercializing our standardized TCM formulae candidates

After the first year of our second research study, we will improve, refine and automate the production process to improve efficiency to scale up our production. We will also design new packaging and labelling, not only to comply with regulatory requirements but also for branding purpose. We will ensure that the improved production and packaging process will not compromise the effectiveness of our pCm formulae products. We will then begin to apply for necessary permits from Hong Kong regulatory agencies. We intend to expand our marketing efforts locally and globally to gain brand recognition and favorable perception by our consumers in our target markets. Specifically, we will build a marketing team to develop a strong image that we are a TCM company specializing in the treatment of ADHD and ASD. We plan to market to those who are afflicted by these disorders, through advertisements in television, live radio stations, newspapers/magazine, online social media and banner advertising, and in-person marketing in various healthcare events and seminars.

Developing markets in other locations globally

We will also consider expanding our market penetration to other countries. Our plan is to market our pCm formulae products in the U.S. and abroad upon our standardized TCM formulae candidates receive regulatory approval and achieve commercial success in Hong Kong. Although we opened our California office in October 2020 where we will conduct preliminary market research, we are not currently actively developing the U.S. market.

Conducting further R&D on TCM base formula for other application

As the TCM base formula is developed based on the TCM Practitioner’s TCM brain theory, we believe that his TCM base formula potentially has a wider application. We intend to conduct further investigation and research on the application of the TCM base formula for other applications for other neurological disorders and illnesses.

Our Products

Product Overview

Mainstream drugs and treatments available currently in the markets for ADHD and ASD aim to suppress or alleviate symptoms, whereas our TCM formulae aim to treat the fundamental cause of neurocognitive disorders. Our TCM formulae contain solely of natural ingredients without any synthetic components. The liquid-based and orally administered TCM formulae are currently personalized for each individual patient at different severities and symptoms of ADHD and ASD. According to our TCM Practitioner’s TCM brain theory, when our TCM formulae, with their nutrients and medicinal properties, are absorbed and circulated throughout the body, the TCM formulae can perform the mechanism of removing deposits, clots and toxins that have been built up in the body over time and provide better blood circulation to bring sufficient blood supply to the brain. According to the TCM brain theory, with sufficient blood supply and circulation, the brain and organs will regenerate and as a result brain activities and organ functions are normalized, metabolism boosted and endocrine system regulated, thereby correcting the neurocognitive disorders and related symptoms such as attention deficit, hyperactivity, cognitive and social impairment. The TCM brain theory is not recognized in general literature of TCM or elsewhere. However, the TCM Practitioner has prescribed the formulae based on his TCM brain theory for over 30 years to treat ADHD, ASD and many neurological disorders and obtained satisfactory clinical treatment results.

Our TCM Practitioner prescribes the TCM formulae under the guidance of TCM fundamental principles in conjunction with his TCM brain theory. Although each herb can be identified by its function in TCM terms, such as blood circulation, tonifying and qi-regulating herbs, the combination of herbs in each formula also demands our TCM Practitioner to skillfully apply TCM fundamental principles of compatibility to ensure the roles of each individual herb do not counteract with each other or become collectively harmful. The resulting combination creates synergetic pharmacological properties to treat neurological disorders that disrupted the normal neurological functions in ADHD and ASD patients. According to the assessment of our first research study, patients have better eye contact, daily excretion, appetite, longer sleep duration, communication, sociability, cognition, awareness and attentiveness, complexion, mood and temper.

The ingredients which our TCM Practitioner uses are all listed in the Pharmacopoeia of the People’s Republic of China, tracing back to Compendium of Materia Medical, or Ben Cao Gang Mu (“本草綱目”), more than 400 years ago. All raw materials are sourced under the Hong Kong Chinese Medicine Regulatory Office guideline, and our TCM Practitioner carefully selects credible TCM herb vendors that have passed high standard TCM herb inspection. Some of the herbs include:

o	Blood circulation herbs:

■	桃仁 Taoren (Persicae Semen)

■	紅花 Honghua (Carthami Flos)

■	乳香 Ruxiang (Olibanum)

■	沒藥 Moyao (Myrrha)

o	Tonifying herbs:

■	黃芪 Huangqi (Astragali Radix)

■	地黃 Dihuang (Rehmanniae Radix)

■	山茱萸 Shanzhuyu (Corni Fructus)

o	Qi regulating, heat and wind removing herbs:

■	荊芥 Jingjie (Schizonepetae Herba)

■	防風 Fangfeng (Saposhnikoviae Radix)

■	香附 Xiangfu (Cyperi Rhizoma)

o	Detoxication herbs:

■	海藻 Haizao, Algae (Sargassum)

■	蒲公英 Pugongying (Taraxaci Herba)

■	黃芩 Huangqin (Scutellariae Radix)

o	Blood clot removing herbs:

■	三七 Sanqi (Notoginseng Radix et Rhizoma)

■	當歸 Danggui (Angelicae Sinensis Radix)

■	川芎 Chuanxiong (Chuanxiong Rhizoma)

o	Digestion herbs:

■	白朮 Baizhu (Atractylodis Macrocephalae Rhizoma)

■	山楂 Shanzha (Crataegi Fructus)

■	雞內金 Jineijin (Galli Gigerii Endothelium Coreneum)

Research and Development

Our First Research Study in ADHD and ASD

We have conducted the first research study, commenced in November 2018 and March 2019, to evaluate the efficacy of our personalized TCM formulae on seven patients, who were between five and eleven years old and were clinically diagnosed with ADHD or ASD by their healthcare professionals at different levels of severity, by arranging them to be treated by the TCM Practitioner with the use of our personalized TCM formulae for up to three months.

Patient Voluntary Participation in the First Research Study

Seven of the TCM Practitioner’s patients who were already diagnosed by a doctor or hospital with ADHD and/or ASD and be three to twelve years old, voluntarily consented to provide their treatment data to us through their parents or guardians to participate in the first research study of the TCM Practitioner. Moreover, to isolate the treatment’s effectiveness, the parents or primary caretakers must agree that the children patients would stop all other medical treatments, including both mainstream and Chinese medicine for the duration of the treatment process, which was expected to last for three months. Children who failed to meet all of the above conditions were not included in our research study.

The seven enrolled patients consumed liquid-based TCM twice a day, which were prepared based on the personalized TCM formulae by our TCM Practitioner, and temporarily stopped consuming any other medicine. Six of the enrolled patients completed a three-month treatment and one completed a two-month treatment. All the patients and their parents were required to meet with the TCM Practitioner in his clinic weekly and provide regular reports to update the patients’ symptoms and conditions by phone. Quantitative assessments were also conducted using globally accepted assessment tools, described in the following, together with additional qualitative assessments, written observations, photos, videos and parent testimonials to document their progress. Within three months of receiving treatment using our personalized TCM formulae, our research showed that patients had gained pronounced improvements in their speech, communication, sociability, cognition and behavior. Their overall health had also improved, except for experience of better bowel movement, sweating and temporary fatigue, which were expected as part of the improvement process. However, there is no assurance that the second research study will show the similar improvements in patients’ symptoms.

Assessment Methodology

Each enrolled patient stopped all his or her existing medical treatment for ADHD or ASD and was treated with a personalized TCM formulae for a period up to three months. Efficacy and improvement in patient’s symptoms were assessed through parent interviews and using the globally accepted assessment tools, which were provided below. The parent’s qualitative and quantitative assessment scores on the patient’s behavior were compared before, during, and after three months of treatment. The assessment tools used were the questionnaires filled in by the parents, which included the Autism Treatment Evaluation Checklist (“ATEC”), the Gilliam Autism Rating Scale (“GARS”), and the Vanderbilt ADHD Diagnostic Parent Rating Scale (“VADRS”) questionnaire. Based on the results of the VADRS questionnaire, we also used the Swanson, Nolan, and Pelham (SNAP)-IV 26-item scale (SNAP-IV-26), which covered the first 26 items of the VADRS, for further analysis. The individual assessment method is explained in detail below. The assessment tools used in our research are globally recognized and accepted methods of scoring severity levels of ADHD and ASD patients.

To minimize the impacts of patients’ existing treatments to our assessment, four of the seven patients had stopped their other medications for more than a year before they started receiving treatment using our personalized TCM formulae, and the other three stopped about a week before they started receiving treatment using our personalized TCM formulae treatment in our study. Moreover, parents of the three patients who stopped their medication only a week before our study had indicated that they had given those medication to their child only intermittently as needed, such as when attending class, because of the adverse side effects the child was experiencing. Parents also noted that the effect of the medication wore off after a few hours they have taken the medication and their condition would be the same as before they took the medication until they took another dose again.

The first research study was only a first phase of our research studies. Our first research study was designed with a small sample size to allow us to collect preliminary data, monitor the treatment progress, observe the effect of the treatment and note any adverse side effects in a cost effective and systematic way. It has helped us better prepare for our second research study we intend to begin in 2021, with a much larger sample size of at least 100 candidates and for a longer duration, between 3 and 12 months.

We intend to register our pCm formulae products with the Hong Kong Chinese Medicines Board, upon successful completion of our second research study, under group II of the non-established medicines category, a category of pCm that does not contain any newly discovered Chinese herb, new medicinal part(s) of Chinese herb, active group extracted from Chinese herb or set of active groups extracted from compound prescription. As indicated in “Our Products” section, ingredients which our TCM Practitioner uses are all natural herbs tracing back to Compendium of Materia Medical, or Ben Cao Gang Mu (“本草綱目”), more than 400 years ago.

However, these assessment tools have some inherent biases, such as parental expectations, social desirability and recall bias. If our understanding and use of these assessment tools is inaccurate or flawed, or if the parents of enrolled ADHD and ASD patients fail to observe and record accurately, then we will not only fail to realize any benefits from using these assessment tools, but may also be led to invest time and financial resources inefficiently in attempting to develop inappropriate TCM formulae candidates.

Autism Treatment Evaluation Checklist (ATEC)

ATEC is specially designed to measure changes in autistic severity, making it useful in monitoring behaviors over time as well as tracking the efficacy of a treatment. ATEC comprises of four subscales: (1) Speech/Language/Communication, (2) Sociability, (3) Sensory/Cognitive Awareness, and (4) Health/Physical/Behavior. ATEC is a caregiver-administered questionnaire designed to measure changes in the severity of autism in response to treatment. The scores from each subscale are combined in order to calculate a Total Score. A lower score indicates a lower severity of autism symptoms and a higher score correlates with more severe symptoms of autism.

Gilliam Autism Rating Scale (GARS)

GARS is one of the most widely used instruments for the assessment of ASD in the world. It is a 42-item norm-referenced screening instrument used for the assessment of individuals ages 3-22 who have severe behavioral problems that may be indicative of autism. It gathers information about specific characteristics typically noted in children with ASD in three areas: stereotyped behaviors, communication, and social interaction. It also contains a Developmental Disturbances section. As the questions included in the developmental disturbances section of GARS refer to the condition of the patient during the patient’s first 36 months of age, the total score is calculated by adding the sum of the raw scores of the three subscales of stereotyped behaviors, communications, and social interaction, but excluding the scores of developmental disturbances.

Vanderbilt ADHD Diagnostic Parent Rating Scale (VADRS)

VADRS is a psychological assessment tool for parents of children aged 6 to 12 designed to measure the severity of ADHD symptoms. Developed by Mark Wolraich at the Oklahoma Health Sciences Center, this rating scale also includes items related to other disorders which are frequently comorbid with ADHD.

Swanson, Nolan, and Pelham (SNAP)-IV 26-item Parent Rating Scale (SNAP-IV-26)

SNAP-IV-26, which is an abbreviated version of the SNAP Questionnaire (Swanson, 1992; Swanson et al., 1983) and the same as the first 26 items of the VADRS, was also used. Items from the DSM-IV criteria for ADHD are included in the two subsets of symptoms: Inattentive (items 1 – 9) (score range from 0 – 27) and Hyperactivity/Impulsivity (items 10 – 18) (score range from 0 – 27). Also, items from the DSM-IV criteria for the oppositional defiant disorder (ODD) are included (items 19 – 26) (score range from 0 – 24) because ODD is often present in children with ADHD. The lower the SNAP-IV-26 score, the fewer the problems. The scores provide an interpretation for severe, moderate, mild, and no clinically significant symptoms.

Results

We had seven enrolled patients in our first research study. Their ages ranged from five to twelve years old. We collected the data recorded by patients’ parents in our ATEC, GARS, VADRS, and SNAP-IV-26 questionnaires. The average (mean) values of improvement percentage of the patients based on different questionnaires and a total score of the four questionnaires are shown in the tables and figures below. Each of the participants of our first research study was treated by the TCM Practitioner with a personalized TCM formula. Although each patient in the first research study was treated with a personalized TCM formulae, each personalized TCM formulae was comprised of the TCM base formula, which remained the same among all participants, and an adjustable formula. The base formula is the product of “Sik-Kee Au TCM Brain Theory™”. The adjustable formula was personalized to each child for different severity of symptoms in the first research study.

ATEC Results

Figure 1 demonstrates the mean improvement percentage of the patients’ ATEC total score. The mean improvement of the patients is 12%, 28% and 40% after 1, 2 and 3 months of treatment respectively.

Figure 1

Figure 2 combines the mean improvement percentage of the patients’ ATEC total score and the 4 subscales into one graph. It indicates improvements in all areas of autistic symptoms. The mean improvement of each category is 30%, 47%, 32% and 46% after 3 months of treatment.

Figure 2

GARS Results

Figure 3 demonstrates the mean improvement percentage of GARS total score of patients. The mean improvement of their ASD symptoms are 10%, 27% and 32% after 1, 2 and 3 months of treatment respectively.

Figure 3

Figure 4 combines the mean improvement percentage of the patients’ GARS total score and the 3 subscales into one graph. It indicates improvements in all areas of autistic symptoms. The mean improvement in each category are 39%, 16% and 33% after 3 months of treatment.

Figure 4

VADRS

Figure 5 demonstrates the mean improvement percentage of VADRS total score of patients. The mean improvement of their ASD symptoms are 10%, 25% and 32% after 1, 2 and 3 months of treatment respectively.

Figure 5

Figure 6 combines the mean improvement percentage of VADRS total score and the 7 subscales into one graph. It indicates improvements in all areas of ADHD. The mean improvements are 24%, 36%, 27%, 64%, 39%, 19% and 4% after 3 months of treatment.

Figure 6

SNAP-IV-26 Item Scale

Figure 7 demonstrates the mean improvement percentage of SNAP-IV 26-Item Scale total score. The mean improvement of their ADHD symptoms is 10%, 24% and 29% after 1, 2 and 3 months of treatment respectively.

Figure 7

Figure 8 combines the mean improvement percentage of SNAP-IV 26-Item Scale total score and the 3 subscales into one graph. It indicates improvements in all areas of ADHD. The mean improvements are 24%, 36%, and 27% after 3 months of treatment.

Figure 8

Conclusion

All enrolled patients treated by the TCM Practitioner with the use of our personalized TCM formulae showed improvement based on our assessments under ATEC, GARS, VADRS, and SNAP. Mean 3-month improvement rates for assessments ATEC, GARS, VADRS, and SNAP were 40%, 32%, 32%, and 29%, respectively. We believe our first research study has shown some efficacy of the personalized TCM formulae in treating ADHD and ASD patients.

As of the date hereof, the TCM Practitioner has standardized the adjustable formula into three fixed formulae for mild, moderate and severe conditions. As a result, we have three standardized TCM formulae candidates under development targeting mild, moderate, and severe ADHD and ASD patients, each consisting of a standard base formula and a fixed adjusted formula. We plan to commence our second research study using those three standardized TCM formulae candidates in the second quarter of 2021. However, there is no assurance that the second research study will show the similar improvements in patients’ symptoms.

Competition and Competitive Advantages

We are an early stage bioscience company that focuses on research, development, and commercialization of our standardized TCM formulae candidates for patients afflicted with neurocognitive disorders and degeneration, such as ADHD and ASD, for which there are unmet medical needs in the global market. There are two main types of medication for ADHD: stimulants such as Ritalin and Adderall, and non-stimulants. For ASD, there are only two antipsychotic drugs approved by the FDA for treating irritability and aggression symptoms: risperidone and aripiprazole, according to Autism Speaks, an organization in the U.S. dedicated to promoting solutions, across the spectrum and throughout the life span.

Competition

Currently in Hong Kong, there are several drugs approved by the FDA and Hong Kong Pharmacy and Poisons Board available to treat ADHD and ASD that are manufactured by global pharmaceutical companies. However, we are a TCM bioscience company focusing on TCM treatments and do not compete directly with those pharmaceutical companies. There are several key differences between the pharmaceutical drug industry and the TCM industry. For example, pharmaceutical drugs are regulated under the Pharmacy and Poisons Ordinance (“PPO”), while TCM is regulated under the Hong Kong Chinese Medicine Ordinance (“HKCMO”). Apart from the PPO, the Import and Export Ordinance, the Undesirable Medical Advertisements Ordinance, the Antibiotics Ordinance and the Dangerous Drugs Ordinance also provide regulations in the control of pharmaceutical drugs in Hong Kong, while TCM is not regulated by such ordinances and only adhere to the HKCMO. Furthermore, all pharmaceutical manufacturers in Hong Kong must comply with the Hong Kong Good Manufacturing Practices (“GMP”), whereas TCM manufacturers are not required to have GMP certifications. In terms of registration, pharmaceutical drug must be registered with the Hong Kong Pharmacy and Poisons Board, while pCm formulae products registered with the Hong Kong Chinese Medicines Board.

Further, TCM is a holistic treatment that provides progressive improvement over time while pharmaceutical drug is targeted to short term symptomatic relief. Based on research provided by Persistence Market Research, there are no large TCM companies providing similar ADHD and ASD products in the market. As such, the TCM ADHD and ASD market is highly fragmented and there are no large TCM competitor in our target market.

ADHD Market Leaders

According to Market Research Future (MRFR), the global ADHD therapeutics market comprises a host of key players. This list includes Eli Lilly and Company, Concordia International Corp., NEOS Therapeutics Inc., Highland Therapeutics Inc., Pfizer Inc., Novartis AG, Noven Pharmaceuticals Inc., Janssen Global Services LLC, Shire, Teva Pharmaceutical and others. However, we are a TCM bioscience company focusing on TCM holistic treatments and do not compete directly with those pharmaceutical companies.

According to the ADHD Parents Medication Guide of the American Psychiatric Association, medication does not cure ADHD, but can alleviate the symptoms of ADHD when it is taken as prescribed. Ongoing care and treatment monitoring are important since those symptoms may come back once medication is halted.

Two main types of medication for ADHD approved by the FDA are stimulants and non-stimulants. Stimulants include methylphenidate and amphetamines. Non-stimulants which include atomoxetine and guanfacine, are alternatives for those who do not respond well to stimulants.

However, these two types of medication for ADHD have multiple side effects. Common side effects of stimulants include: feeling restless and jittery, difficulty sleeping, loss of appetite, headaches, upset stomach, irritability, mood swings, depression, dizziness, racing heartbeat and tics. According to Help Guide, these stimulant medications may also cause personality changes, such as becoming withdrawn, listless, rigid, or less spontaneous and talkative, others may develop obsessive-compulsive symptoms. Beyond the potential side effects, a number of safety concerns associated with the use of stimulant medications exist such as the effect on developing brain, heart-related problem, psychiatric problem and potential abuse, indicated by experts. Non-stimulants also have side effects including decreased appetite, nausea, vomiting, fatigue, indigestion, dizziness, and mood swings.

ASD Market Leaders

According to Fortune Business Insights, players engaged in ASD drug therapy in the global market include AstraZeneca, Eli Lilly and Company, Fusion Autism Center, Pfizer Inc., Otsuka Holdings Co. Ltd., and other prominent players. However, we do not compete with these players directly since they mainly focus on prescription or over the counter drugs while we focus on TCM.

There are no medications that can cure ASD or treat the core symptoms, according to the CDC. However, there are medications that can help ASD patients with related symptoms like depression, anxiety, aggression, irritability, seizures, insomnia, and trouble focusing and help them function better. Medicines for treating the three core symptoms of ASD, communication difficulties, social challenges and repetitive behavior, have long represented a huge area of unmet need. However, few drugs on the market today effectively relieve these symptoms and individual reaction to most commonly prescribed medicines can vary materially. Although the FDA has approved two antipsychotic drugs for treating irritability and aggression associated with the autism (risperidone and aripiprazole), the prevalent behavioral problems associated with ASD have not been able to be improved by these medications.

Antidepressants are among the world’s most widely prescribed medications for ASD patients, such as selective serotonin reuptake inhibitors (SSRIs), according to an article in Harvard Health Publishing. The range of their uses has expanded from depression to anxiety, obsessive-compulsive disorder, eating disorders, and many other psychiatric conditions. Side effects include insomnia, skin rashes, headaches, joint and muscle pain, stomach upset, nausea, or diarrhea. Anticonvulsants are most commonly prescribed when the patient also suffers from epilepsy, as about one-third of autism patients do, however, common side effects include confusion, fever, hair loss, paranoia, impairs judgement and memory, anxiety and depression.

Today, most medicines prescribed to ease ADHD and ASD symptoms are used “off-label,” meaning the medication is being used in a manner not specified in the FDA’s approved packaging label, or insert. Such off-label use is common in virtually all areas of medicine and is usually done to relieve significant suffering in the absence of sufficiently large and targeted studies.

Further, due to the complexity of ADHD and ASD, the existing medications approved by the FDA for ADHD and ASD are used to treat a specific symptom while the comorbid conditions remain present and will persist if no direct medications are available for treatment.

Specialty of TCM Formulae

Compared to the main types of medication, our core competencies span the specialty of TCM formulae and exceptional track record of over one hundred ADHD or ASD patients being treated with the personalized TCM formulae by our TCM Practitioner. Our candidates were created specifically to address this unmet need in the market. We will explore various ways to gain entry into markets and countries around the world and will research the regulatory and operational requirements as needed. Depending on the regulatory environment of each country, our product can be sold as either a drug or a dietary supplement, either directly by us or through partnerships and distributions. We will review and analyze all options to ensure feasibility to meet the demands of the respective markets.

Our TCM Practitioner has over 30 years’ experience in treating children afflicted with ADHD and ASD. Treatment using our TCM formulae has shown some improvements in ADHD and ASD core symptoms in the first research study. Conversely, existing ADHD and ASD medications on the market provide symptomatic relief, with various adverse side effects, such as, feeling restless and jittery, difficulty sleeping, loss of appetite, headaches, upset stomach, irritability, mood swings, depression, dizziness, racing heartbeat, tics, diarrhea and other stomach irritation, rashes, hives and itching, dry mouth, fatigue and weight loss. Some other side effects could be serious and some potentially fatal. However, there is no assurance that the second research study will show any improvements in patients’ symptoms.

Our TCM formulae was created based on the TCM brain theory, known as “Sik-Kee Au TCM Brain Theory™”. The TCM brain theory is not recognized in general literature of TCM or elsewhere. However, the TCM Practitioner has prescribed the personalized TCM formulae based on his TCM brain theory for over 30 years to treat ADHD, ASD and many neurological disorders and obtained satisfactory clinical treatment results.

We believe treatment using our TCM formulae provides progressive improvements over time because it aims to correct the fundamental cause of diseases and disorders such as ADHD and ASD. Also, the effect of existing ADHD and ASD drugs wear off after a few hours. Short-acting stimulants peak after several hours and must be taken 2-3 times a day. Long-acting or extended-release stimulants last 8-12 hours and are usually taken just once a day, according to HelpGuide, an independently funded nonprofit organization in the U.S. Furthermore, some patients may require an increase in dosage over time because the body builds up tolerance and resistance. Depending on a patient’s severity, the duration of the TCM Practitioner’s treatment can take one year or more and the patient will eventually live an independent and normal life.

All parents of the ADHD and ASD children in our research study have witnessed pronounced improvement in three months, and have testified the benefits and effectiveness of our TCM Practitioner’s treatment and was preferred over their typical mainstream medication. During our study, all of them stopped their existing medication and switched to treatment with the use of our TCM formulae.

Before the seven patients began their treatment with our personalized TCM formulae for our first research study, they tried other treatments and therapies for various periods. We asked their parents to provide an assessment on the efficacy of the other treatments, therapies or drugs versus our formula as shown in the following table:

	Mainstream medicine	Other TCM formula	Other treatments / therapies	Acupuncture	Our formula
Patient 1	0%	0%	7% (speech)	25%	45%
Patient 2	40%	NA	20% (music, speech, occupational therapy)	0%	60%
Patient 3	NA	NA	40% (speech)	30%	70%
Patient 4	25%	20%	20% (speech)	NA	40%
Patient 5	NA	60%	65% (speech), 30% (cranial osteopathy)	NA	75%
Patient 6	0%	5%	10% (speech)	NA	40%
Patient 7	NA	0%	0% (speech)	NA	60%

Currently, according to the CDC, there is no cure for ADHD and ASD. Given the lack of effective conventional medicine, coupled with adverse side effects associated with current drugs and rapidly growing patient diagnosis, we are well-positioned to become the leader in providing the treatment for ADHD and ASD. However, due to the early stage of our research in three standardized TCM formulae candidates, there is no assurance that the second research study will show similar improvements in patients’ symptoms.

TCM Practitioner with Long-period Track Record

Over 30 years, our TCM Practitioner has established a track record of treating children afflicted with ADHD and ASD and other patients suffering from a wide range of neurocognitive disorders and degeneration with the personalized TCM formulae. Our research and development effort will be mainly to fine tune and standardize the personalized TCM formulae our TCM Practitioner has been using over his practice.

As of the date hereof, the TCM Practitioner has standardized the adjustable formula into three fixed formulae for mild, moderate and severe conditions. As a result, we have three standardized TCM formulae candidates under development targeting mild, moderate, and severe ADHD and ASD patients, each consisting of a standard base formula and a fixed adjusted formula. We plan to commence our second research study using those three standardized TCM formulae candidates in the second quarter of 2021. Based on our TCM Practitioner’s track record, we do not anticipate high bio-pharmaceutical research and development costs relating to chemical drugs. Average research and development to marketplace cost for a new medicine is nearly US$4 billion, and can sometimes exceed US$10 billion. In comparison, our research and development cost were only $0.39 million and $0.23 million for the years ended June 30, 2020 and June 30, 2019, respectively.

Regulatory Approvals Prior to Commercialization in Hong Kong

Subject to the outcome of further research and development, if we commercialize our liquid-based standardized TCM formulae candidates in Hong Kong, we will need to receive a manufacturer license issued by the Hong Kong Chinese Medicines Board, which was established in 1999 under HKCMO. Once we receive the licenses and complete pCm registrations for our standardized TCM formulae candidates, our pCm formulae products can be manufactured and sold over the counter without the supervision and prescription of a TCM practitioner in Hong Kong.

When applying for registration of pCm in Hong Kong, we will be required to provide sufficient documents to show safety, stability, quality and efficacy of our pCm formulae products to the Hong Kong Chinese Medicines Board. To show the efficacy of our pCm formulae products, documents required include reference materials in which the claimed therapeutic functions are supported by research studies, interpretation and principle of formulating a prescription and a summary report on all the product efficacy documents. To prove safety, stability and quality of our pCm formulae products, we will work with accredited laboratories, a list of which is provided by the Hong Kong Chinese Medicines Board, to conduct all the necessary tests, such as heavy metals and toxic element test and pesticide residues test. As for the application of manufacturer licenses, the major documents required are a brief floor plan of the premise and a list of manufacturing equipment. GMP certification is not required for the manufacturing of pCm in Hong Kong.

Our current primary roles include recruiting and arranging patients to be treated by the TCM Practitioner, collecting research data from patients, conducting analysis over research data, and planning for commercialization of our standardized TCM formulae candidates.

Time and Cost Estimate Prior to the Commercialization of Our Standardized TCM Formulae Candidates in Hong Kong

We estimate that it will take us approximately four years to commercialize our standardized TCM formulae candidates in Hong Kong, including as follows:

●	Approximately one year to complete our second research study, including enrollment of qualified patients for treatment by qualified TCM practitioner(s) with the use of our standardized TCM formulae candidates, assessment and analysis;

●	Approximately one year to develop an efficient centralized production process to manufacture our liquid-based standardized TCM formulae, in which six months to set up our centralized production facility after our second research study;

●	Approximately one year to prepare for efficacy documents and conduct tests, including safety, quality and stability tests upon completion of our second research study, during which time we will also apply for manufacturer license for our products with the Hong Kong Chinese Medicines Board; and

●	Approximately one year or more for review process of our pCm registration application after submission of our application to the Hong Kong Chinese Medicines Board.

For costs leading up to the approval of our pCm formulae products in Hong Kong, the total amount is approximately US$19.3 million:

●	Second research study – US$2.3 million;

●	Staff salaries – US$11.0 million;

●	Product and intellectual properties registration and legal expenses – US$0.7 million;

●	Facilities rental, renovations and equipment – US$4.2 million;

●	Marketing and conferences – US$0.4 million; and

●	Miscellaneous – US$0.7 million.

Second Research Study

We intend to commence our second research study for our three standardized TCM formulae candidates for mild, moderate, and severe ADHD and ASD patients during the second quarter of 2021 in Hong Kong. Currently, we are planning our second research study which include formulating strategy, designing protocol and reviewing our candidates’ qualifications and outcome measures. We intend to arrange for 100 patients to be treated by qualified TCM practitioner(s) with the use of our standardized TCM formulae candidates. They are to be separated in three different groups with mild, moderate, and severe conditions respectively. Each group will be treated with our different standardized TCM formulae candidates for three months and up to one year. Our assessments over enrolled patients will be conducted every three months of the treatment. We estimate that our second research study will take one year to complete and cost is estimated to be US$2.3 million.

Setting Up Centralized Production Facility

If the results of our second research study are similar to that of our first research study, we will begin the next step to develop an efficient centralized production process to manufacture and mass produce our standardized TCM formulae candidates to support the anticipated increase from the over the counter sales of our pCm formulae products, provided that the application for the pCm registration of our pCm formulae products are approved. In order for mass production, we will procure an industrial space, purchase new automation equipment and set up the production lines and ensure quality control of our products. Upon completion of our production facility, we will obtain regulatory approvals from the Hong Kong Chinese Medicines Board for a manufacturer license. After receiving our application, the Department of Health of Hong Kong will send officers to inspect our premise and prepare a report for assessment by the Hong Kong Chinese Medicines Board. If our application to the manufacturer license is approved by the Hong Kong Chinese Medicines Board, we will pay the prescribed fee and the Department of Health of Hong Kong will issue and send us a manufacturer license. However, if our application is rejected, we may initiate a review or appeal against that decision. We estimate that this process will take about one year, commencing shortly after the conclusion of our second research study, and the cost is estimated to be US$4.2 million.

Preparation of Efficacy Documents and Testing Phase

Once the Hong Kong Chinese Medicines Board approves our manufacturer license application, we will prepare for efficacy documents required for application of pCm registration with the Hong Kong Chinese Medicines Board for our standardized TCM formulae candidates. The Hong Kong Chinese Medicines Board requires applicants to provide sufficient documents to support the product efficacy of their pCm formulae products. The product efficacy documents shall include reference materials in which the claimed therapeutic functions are supported by research studies, interpretation and principle of formulating a prescription and a summary report on all the product efficacy documents.

In addition, safety, stability and quality tests documents are also required for the application of pCm registration. We will work with accredited laboratories, a list of which is provided by the Hong Kong Chinese Medicines Board, to begin the testing phase. Safety test includes test for heavy metals and toxic element test, pesticide residues test, microbial limit test, acute toxicity test, long-term toxicity test, local toxicity test, mutagenicity test, carcinogenicity test and reproductive and development toxicity test. Quality test includes manufacturing method, physicochemical properties of crude drugs, product specification, methods and certificate of analysis. These tests and the preparation of documents are expected to take about one year, and the cost is estimated to be US$0.7 million.

PCM Registration with the Hong Kong Chinese Medicines Board

When all efficacy documents, tests documents and other required documents are completed, we will submit an application for the approval of pCm registration of our pCm formulae products. All applications for registration of pCm will be assessed and approved by the Hong Kong Chinese Medicines Board, or the Hong Kong Chinese Medicines Committees as delegated by the Hong Kong Chinese Medicines Board. In the course of an application assessment, the Hong Kong Chinese Medicines Board may, if it considers necessary, require the applicant to provide additional documents or information for the registration of pCm. Even if such data and information are submitted, the Hong Kong Chinese Medicines Board may ultimately decide that the pCm does not satisfy the applicable regulatory criteria for approval and reject our application. If approved, a certificate will be issued, which is valid for 5 years.

The approval process is lengthy and difficult and may cost a year or more. According to section 122 of the CMO, in determining the approval of an application for registration of a pCm, the Hong Kong Chinese Medicines Board shall in particular take into consideration the safety, quality and efficacy of the pCm. Data obtained from our research study may be inconclusive or the Hong Kong Chinese Medicines Board may interpret the data different to our interpretation of the same data. The Hong Kong Chinese Medicines Board shall also take into consideration in particular the methods, standards and conditions of manufacture of the medicine; and may require the production by the applicant of any one or a combination of the following as they deem appropriate: (i) an undertaking, given by the manufacturer of the pCm, to permit the premises where it is or is to be manufactured, and the operations carried on or to be carried on in the course of manufacturing it, to be inspected by or on behalf of the Hong Kong Chinese Medicines Board; (ii) an undertaking, given by the manufacturer of the pCm, to comply with any conditions as imposed by the Hong Kong Chinese Medicines Board; (iii) a declaration, given by or on behalf of the manufacturer of the pCm that, in relation to the manufacture of the pCm any requirements imposed by or under the law of the place in which it is or is to be manufactured have been or will be complied with.

Besides the cost mentioned above, in the course of our, research study, setting up of our centralized production facility, manufacturer license and pCm registration application, we estimate that the cost of staff salaries will be US$11.0 million, marketing and conferences will be US$0.4 million and other miscellaneous items, such as general office expenses, will be US$0.7 million.

Intellectual Property

The TCM formulae are the core of our business operation and TCM research and development. We seek to protect the TCM formulae candidates, including the TCM base formula and the standardized TCM formulae candidates, and technology that we consider commercially important by filing patent applications in Hong Kong and abroad. In addition, we also rely on trade secrets or TCM related regulatory protection to protect our intellectual property. Our trade secrets and confidential information include unpatented know-how, technology and other proprietary information, to maintain our competitive position and to protect our TCM formulae candidates. We seek to protect these trade secrets by limiting access to such confidential information and by entering into non-disclosure and confidentiality agreements with parties that have access to them, such as our employees, corporate collaborators, outside scientific collaborators, sponsored researchers, contract manufacturers, consultants, advisers and other third parties. Further, we also rely on or intend to rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or will apply to register a number of these trademarks. We have received trademark certificates for “腦還原®” (directly translates as “brain restoration”) and “RGC Regencell®” from the Hong Kong Registrar of Trade Marks in July 2020. We also filed a trademark application for “Sik-Kee Au TCM Brain Theory™” in January 2021.

Our Employees

As of the date of the prospectus, we have a total of approximately eight full-time employees. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

Description of Property

We currently maintain offices at Office A & B on 11th Floor, First Commercial Building, 33-35 Leighton Road, Hong Kong. The Company has entered a five-year fixed term lease agreement for the office space on July 15, 2019. The lease expires on July 14, 2024. Our commitment for lease payments under the operating lease as of June 30, 2020 for the next five years are a total of $483,206

The Company has a separate office rental agreement with Ace United International Limited, which is a company wholly-owned by the our founder and CEO. The Company has paid a monthly rent of $4,103 for the premises located at 21st Floor, EIB Tower, 4-6 Morrison Hill Road, Wan Chai, Hong Kong. The terms of the agreement are renewed on an annual basis from the 1st of January to the 31st of December each year. The rental payment is expensed as incurred.

The Company also entered a six-month lease agreement for an office space at 5201 Great America Pkwy, Suite 320, Santa Clara, California, U.S., on October 1, 2020. The monthly rent is $394 and we can renew the lease term 3 months prior to the end of the term.

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. As of the date hereof, neither we nor any of our subsidiaries is a party to any pending legal proceedings, nor are we aware of any such proceedings threatened against us or our subsidiaries.

REGULATIONS

The Legislative Council of Hong Kong, Chinese Medicines Council, Chinese Medicines Board, and Chinese Medicines Regulatory Office of Department of Health of Hong Kong are independent and separate entities from China. Whilst Hong Kong is part of the People’s Republic of China (“PRC”), Hong Kong and the PRC are regarded as two separate jurisdictions in law and markets. Under the “One Country, Two Systems”, Hong Kong retains its own systems and way of life after the handover of sovereignty to the PRC in 1997. The Hong Kong Basic Law (the “Basic Law”), being Hong Kong’s constitutional document, gives legal effect to the “One Country, Two Systems” policy.

Pursuant to the Basic Law, the laws previously in force in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law shall be maintained, except for any that contravene the Basic Law, and subject to any amendment by the Legislative Council of Hong Kong. The socialist system and policies shall not be practiced in Hong Kong, and the previous capitalist system and way of life shall remain unchanged for 50 years. Further, Hong Kong residents and other persons in Hong Kong shall have the obligation to abide by the laws in force in Hong Kong.

As we have no assets or operation in PRC and operate in Hong Kong, nor have plan to commence operation in PRC, we do not believe that PRC laws or regulations regarding the TCM industry apply to us. Hence, within Hong Kong’s legal system, the laws and regulations of the PRC do not apply.

Regulation Related to our Business Operation in Hong Kong

Chinese Medicine Ordinance

Chinese Medicine Ordinance (“CMO”) provides licensing requirements for the sale and distribution of our TCM formulae candidates, registration and licensing requirement of our Chinese healthcare products, and future operations of our Chinese medicine clinics in Hong Kong. CMO was passed by the Legislative Council of Hong Kong on July 14, 1999. CMO is not a PRC legislation but is a Hong Kong ordinance. As with all other Hong Kong legislations, according to the laws of Hong Kong, the Legislative Council of Hong Kong has the power and function to amend the CMO in accordance with the provisions of the Hong Kong Basic Law and legal procedures. The Hong Kong Government, including but not limited to the Department of Justice, the Hong Kong Police Force, the Food and Health Bureau, the Department of Health and etc., as well as the Chinese Medicine Council of Hong Kong, have the implementation rights of CMO. The Chinese Medicine Council of Hong Kong is the main regulator of CMO.

Registration of TCM products and Chinese Healthcare Products

Some of our TCM products and Chinese healthcare products are classified as proprietary Chinese medicine (“pCm”), defined below, and others are classified as non-pCm. The key differences between pCm and non-PCM lie on their ingredients, dosage forms and intended use. Under section 2 of the CMO, pCm is defined as any proprietary product, which is formulated in a finished dose form and is known or claimed to be used for the diagnosis, treatment, prevention or alleviation of any disease or any symptom of a disease in human beings, or for the regulation of the functional states of the human body, composed solely of (i) any Chinese herbal medicines; (ii) any materials of herbal, animal or mineral origin customarily used by the Chinese, which should be documented in Chinese medicine classics or bibliographies, including but not limited to Pharmacopeia; or (iii) any medicine and materials referred to above, which is formulated in a finished dose form and is generally known or claimed to be used for the diagnosis, treatment, prevention or alleviation of any disease or for the regulation of the functional states of human body.

Section 119 of the CMO provides that no person shall sell, import or possess any pCm unless the pCm is registered with the Chinese Medicines Board. Application for registration of a pCm shall be submitted to the Department of Health Chinese Medicines Board in the manner prescribed in section 121 of the CMO. Pursuant to section 120 of the CMO, the application for registration of any pCm shall be made by the manufacturer of the pCm manufactured in Hong Kong, or by the importer or local representative or agent of the manufacturer of pCm manufactured outside Hong Kong.

Any person who contravenes section 119 of the CMO commits an offence and is liable to a maximum fine of HK$100,000 and imprisonment for two years.

Manufacture, Sale and Distribution of TCM Products and Chinese Healthcare Products

CMO provides that manufacturers and traders in pCm shall obtain a license issued by the Chinese Medicines Board. Section 131 of the CMO provides that no person shall manufacture any pCm, whether registered or not, without a manufacturer license, or at any place other than the premises specified in such license.

Any person who contravenes section 131 or 134 of the CMO commits an offence and is liable to a maximum fine of HK$100,000 and imprisonment for two years.

Labelling Requirements and Package Inserts for Chinese Healthcare Products

The Chinese Medicines Regulation is not a PRC legislation but is a Hong Kong legislation. As with all other Hong Kong legislations, according to the laws of Hong Kong, the Legislative Council of Hong Kong has the power and function to amend the Chinese Medicines Regulation in accordance with the provisions of the Hong Kong Basic Law and legal procedures. The Hong Kong Government, including but not limited to the Department of Justice, the Hong Kong Police Force, the Food and Health Bureau, the Department of Health and etc., as well as the Chinese Medicine Council of Hong Kong, have the implementation rights of Chinese Medicines Regulation. The Chinese Medicine Council of Hong Kong is the main regulator of Chinese Medicines Regulation.

Sections 143 and 144 of the CMO provide that a pCm shall not be sold or possessed for the purpose of selling in Hong Kong unless the package of the product is labelled in the prescribed manner and contains a package insert which complies with the prescribed requirements. Pursuant to Regulations 26 and 28 of the Chinese Medicines Regulation (Chapter 549F of the Laws of Hong Kong) (the “Chinese Medicines Regulation”), all pCm shall be properly labelled and attached with package inserts. The label on a package of pCm shall include the following particulars: the name of the medicine; the name of each active ingredient used (if the pCm is composed of three or more kinds of active ingredients, the names of more than half of the active ingredients are required); the registration number on the certificate of registration; the holder of the registration certificate or the manufacturer (if the package is the outermost one, the name of the holder of the certificate of registration is necessary); the name of the country or territory in which the medicine is produced; the packing specification; dosage and method of usage; expiry date; and batch number. The package insert of the pCm shall include the following particulars: the name of the medicine; the name and quantity of each active ingredient used (if the pCm is composed of three or more kinds of active ingredients, the names and quantities of more than half of the active ingredients are required); the name of the holder of certificate of registration or the manufacturer; the dosage and method of usage; functions or pharmacological action; storage instructions; and packing specification. As for the indications, contra-indications, side effects, toxic effects and precautions, they should be included on the package insert as far as practicable.

Any person who contravenes section 143 or 144 of the CMO commits an offence and is liable to a maximum fine of HK$100,000 and imprisonment for two years.

Food Safety Ordinance

Food Safety Ordinance (Chapter 612 of the Laws of Hong Kong) (the “Food Safety Ordinance”) establishes a registration scheme for food importers and food distributors, to require the keeping of records by persons who acquire, capture, import or supply food and to enable food import controls to be imposed. Food Safety Ordinance is not a PRC legislation but is a Hong Kong ordinance. As with all other Hong Kong legislations, according to the laws of Hong Kong, the Legislative Council of Hong Kong has the power and function to amend the Food Safety Ordinance in accordance with the provisions of the Hong Kong Basic Law and legal procedures. The Hong Kong Government, including but not limited to the Department of Justice, the Hong Kong Police Force, the Food and Health Bureau, the Food and Environmental Hygiene Department and etc., has the implementation rights of the Food Safety Ordinance. The Food and Environmental Hygiene Department is the main regulator of the Food Safety Ordinance. As some of our Chinese healthcare products which are non-pCm fall within the definition of food, our Company is subject to the regulations under the Food Safety Ordinance.

Food Safety Ordinance may be applicable since we cannot determine whether the ultimate product(s) to be commercialized would be classified by the regulatory body as Chinese herbal medicines, healthcare products, food for ordinary consumption, or otherwise. The precise content of the standardized TCM formulae candidates are subject to further changes and development along with our second research study. Accordingly, the precise ingredients of TCM products or product candidates will be determined at a later stage of our research and development.

Registration as Food Importer or Distributor

Sections 4 and 5 of the Food Safety Ordinance require any person who carries on a food importation business or food distribution business to register with the Food and Environmental Hygiene Department of Hong Kong as a food importer or food distributor. Any person who does not register but carries on a food importation or distribution business, without reasonable excuse, commits an offence and is liable to a maximum fine of HK$50,000 and imprisonment for six months.

Record-keeping Requirement relating to Supply of Food

Section 24 of the Food Safety Ordinance provides that a person who, in the course of business, supplies food in Hong Kong by wholesale must record the following information about the supply: (i) the date the food was supplied; (ii) the name and contact details of the person to whom the food was supplied; (iii) the total quantity of the food; and (iv) a description of the food. Such record shall be made under this section within 72 hours after the time the supply took place.

Any person, who fails to comply with the record-keeping requirement without reasonable excuse or knowingly or recklessly includes in the record information that is false in a material particular, commits an offence and is liable to a maximum fine of HK$10,000 and imprisonment for three months.

Import and Export Ordinance

Import and Export Ordinance is not a PRC legislation but is a Hong Kong ordinance. As with all other Hong Kong legislations, according to the laws of Hong Kong, the Legislative Council of Hong Kong has the power and function to amend the Import and Export Ordinance in accordance with the provisions of the Hong Kong Basic Law and legal procedures. The Hong Kong Government, including but not limited to the Department of Justice, the Hong Kong Police Force, the Customs and Excise Department, the Trade and Industry Department and etc., has the implementation rights of the Import and Export Ordinance. The Customs and Excise Department and the Trade and Industry Department are the main regulators of the Import and Export Ordinance.

Pursuant to sections 6C and 6D of the Import and Export Ordinance (Chapter 60 of the Laws of Hong Kong) (the “Import and Export Ordinance”) and Schedules 1 and 2 to the Import and Export (General) Regulations (Chapter 60A of the Laws of Hong Kong), any person who imports or exports any of the Chinese herbal medicines set out in Schedule 1 to the CMO and five specific types in Schedule 2 to the CMO (namely Flos Campsis (淩霄花), Processed Radix Aconiti (製川烏), Processed Radix Aconiti Kusnezoffii (製草烏), Radix Clematidis (威靈仙) and Radix Gentianae (龍膽)) as well as any pCm under the CMO shall apply for an import or export license.

Any person importing or exporting of the aforesaid Chinese herbal medicines and pCm without an import or export license commits an offence and is liable to a fine of HK$500,000 and imprisonment for two years, or on conviction on indictment to a fine of HK$2,000,000 and imprisonment for seven years.

Public Health and Municipal Services Ordinance

Public Health Ordinance is not a PRC legislation but is a Hong Kong ordinance. As with all other Hong Kong legislations, according to the laws of Hong Kong, the Legislative Council of Hong Kong has the power and function to amend the Public Health Ordinance in accordance with the provisions of the Hong Kong Basic Law and legal procedures. The Hong Kong Government, including but not limited to the Department of Justice, the Hong Kong Police Force, the Food and Health Bureau, the Home Affairs Bureau, the Drainage Services Department, the Food and Environmental Hygiene Department, the Leisure and Cultural Services Department, the Department of Health, the Lands Department, the Buildings Department and etc., has the implementation rights of the Public Health Ordinance. The Food and Environmental Hygiene Department is the main regulator of the Public Health Ordinance.

The legal framework for food safety control in Hong Kong is set out in Part V of the Public Health and Municipal Services Ordinance (Chapter 132 of the Laws of Hong Kong) (the “Public Health Ordinance”) and the relevant sub-legislations thereunder. The Public Health Ordinance requires the manufacturers and sellers of food to ensure that their products are fit for human consumption and comply with the requirements in respect of food safety, food standards and labelling. As some of our Chinese healthcare products which are non- pCm fall within the definition of food, our Company is subject to the regulations under the Public Health Ordinance.

Section 50 of the Public Health Ordinance prohibits manufacture, advertising and sale in Hong Kong of food or drugs that are injurious to health. Any person who fails to comply with this section commits an offence and is liable to a maximum fine of HK$10,000 and imprisonment for three months.

Pursuant to section 52 of the Public Health Ordinance, subject to the statutory defenses set out under section 53 of the Public Health Ordinance, where a seller sells to the prejudice of a purchaser any food or drug which is not of the nature, substance or quality of the food or drug demanded by the purchaser, the seller commits an offence and is liable to a maximum fine of HK$10,000 and imprisonment for three months.

Pursuant to section 54 of the Public Health Ordinance, any person who sells or offers for sale any food intended for, but unfit for, human consumption, or any drug intended for use by human but unfit for the purpose, commits an offence and is liable to a maximum fine of HK$50,000 and imprisonment for six months.

Section 61(1) of the Public Health Ordinance provides that it shall be an offence for any person who gives with any food or drug sold by him/her or displays with any food or drug exhibited for sale by him/her any label which falsely describes the food or drug or is calculated to mislead as to its nature, substance or quality. Furthermore, pursuant to section 61(2) of the Public Health Ordinance, it shall be an offence if any person publishes or is a party to the publication of an advertisement falsely describing any food or drug or is likely to mislead as to the nature, substance or quality of any food or drug. Any person who commits an offence under this section is liable to a maximum fine of HK$50,000 and imprisonment for six months.

Food and Drugs (Composition and Labelling) Regulations

Food and Drugs (Composition and Labelling) Regulations (Chapter 132W of the Laws of Hong Kong) (the “Food and Drugs Regulations”), a subsidiary legislation under the Public Health Ordinance, regulates the advertising and labelling of food. Food and Drugs Regulations is not a PRC legislation but is a Hong Kong legislation. As with all other Hong Kong legislations, according to the laws of Hong Kong, the Legislative Council of Hong Kong has the power and function to amend the Food and Drugs Regulations in accordance with the provisions of the Hong Kong Basic Law and legal procedures. The Hong Kong Government, including but not limited to the Department of Justice, the Hong Kong Police Force, the Food and Environmental Hygiene Department and etc., has the implementation rights of the Food and Drugs Regulations. The Food and Environmental Hygiene Department is the main regulator of the Food and Drugs Regulations.

Regulation 3 of the Food and Drugs Regulations provides that the manufacturing of foods and drugs shall be up to the standards as specified under Schedule 1 to the Food and Drugs Regulations. Any person who advertises for sale, sells or manufactures for sale any food or drug which does not conform to the relevant requirements as to composition prescribed in Schedule 1 to the Food and Drugs Regulations commits an offence and is liable to a fine of HK$50,000 and imprisonment for six months.

Regulation 4A of the Food and Drugs Regulations demands all pre-packaged food and products sold by the Group (except for those listed in Schedule 4 to the Food and Drugs Regulations) to be marked and labelled in the manner prescribed in Schedule 3 to the Food and Drugs Regulations. Schedule 3 to the Food and Drugs Regulations contains labelling requirements in respect of stating the product’s name or designation, ingredients, “best before” or “use by” date, special conditions for storage or instruction for use, manufacturer’s or packer’s name and address, and quantity, weight or volume, and also includes requirements on the appropriate language or languages for marking or labelling of prepackaged food. Any person who contravenes such requirements commits an offence and is liable to a fine of HK$50,000 and imprisonment for six months.

Pursuant to regulation 4B of the Food and Drugs Regulations, prepackaged food sold by the Group should be marked or labelled with its energy value and nutrient content in the manner prescribed in Part 1 of Schedule 5 to the Food and Drugs Regulations, and nutrition claims, if any, made on the label of the product or in any advertisement for the product should comply with Part 2 of Schedule 5 to the Food and Drugs Regulations. Contravention of those requirements may result in a conviction liable to a maximum fine of HK$50,000 and imprisonment for six months.

Trade Marks Ordinance

Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong) (the “Trade Marks Ordinance”) provides for the registration of trademarks, the use of registered trademarks and related matters. As Hong Kong provides territorial protection for trademarks, trademarks registered in other countries or regions are not automatically entitled to protection in Hong Kong. In order to enjoy protection by the laws of Hong Kong, trademarks shall be registered with the Trade Marks Registry of the Intellectual Property Department under the Trade Marks Ordinance and the Trade Marks Rules (Chapter 599A of the Laws of Hong Kong) (the “Trade Marks Rules”).

Trade Marks Ordinance is not a PRC legislation but is a Hong Kong ordinance. As with all other Hong Kong legislations, according to the laws of Hong Kong, the Legislative Council of Hong Kong has the power and function to amend the Trade Marks Ordinance in accordance with the provisions of the Hong Kong Basic Law and legal procedures. The Hong Kong Government, including but not limited to the Department of Justice, the Hong Kong Police Force, the Intellectual Property Department and etc., has the implementation rights of the Trade Marks Ordinance. The Intellectual Property Department is the main regulator of the Trade Marks Ordinance.

Section 10 of the Trade Marks Ordinance provides that a registered trademark is a property right acquired through due registration under the Trade Marks Ordinance, through which the owner of a registered trademark is entitled to the statutory rights provided thereunder.

By virtue of section 14 of the Trade Marks Ordinance, the owner of a registered trademark is conferred exclusive rights in the trademark. The rights of the owner in respect of the registered trademark come into existence from the date of the registration of the trademark. Pursuant to section 48 of the Trade Marks Ordinance, the registration date is the filing date of the application for registration.

Subject to the exceptions under sections 19 to 21 of the Trade Marks Ordinance, any use of the trademark by third parties without the consent of the owner is an infringement of the trademark. Section 18 of the Trade Marks Ordinance further specifies the conducts which amount to infringement of the registered trademark. In event that infringement by any third party occurs, the owner of the registered trademark is entitled to remedies under the Trade Marks Ordinance, such as infringement proceedings under sections 23 and 25 of the Trade Marks Ordinance.

Trademarks which are not registered under the Trade Marks Ordinance and the Trade Marks Rules may still be protected by the common law action of passing off, which requires proof of the owner’s reputation in the unregistered trademark and that use of the trademark by third parties will cause damage to the owner.

Sale of Goods Ordinance

Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) (the “Sale of Goods Ordinance”) provides, inter alia, that where a seller sells goods in the course of a business, there is an implied condition that (i) where the goods are purchased by description, the goods shall correspond with the description; (ii) the goods supplied are of merchantable quality; and (iii) the goods shall be fit for the purpose for which they are purchased. Otherwise, a buyer has the right to reject the defective goods unless he or she has a reasonable opportunity to examine the goods. A breach of the implied term may give rise to a civil action for breach of contract by the customers. However, no criminal liability arises from such breach of implied term.

Sale of Goods Ordinance is not a PRC legislation but is a Hong Kong ordinance. As with all other Hong Kong legislations, according to the laws of Hong Kong, the Legislative Council of Hong Kong has the power and function to amend the Sale of Goods Ordinance in accordance with the provisions of the Hong Kong Basic Law and legal procedures. As the Sale of Goods Ordinance only provides for civil courses of action, there is no regulator or implementer for this ordinance.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (Chapter 57of the Laws of Hong Kong), or the EO, is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Employment Ordinance is not a PRC legislation but is Hong Kong ordinance. As with all other Hong Kong legislations, according to the laws of Hong Kong, the Legislative Council of Hong Kong has the power and function to amend the Employment Ordinance in accordance with the provisions of the Hong Kong Basic Law and legal procedures. The Hong Kong Government, including but not limited to the Department of Justice, the Hong Kong Police Force, the Labor Department, the Department of Health, the Labor Tribunal and etc., has the implementation rights of the Employment Ordinance. The Labor Department is the main regulator of the Employment Ordinance.

Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. The ECO is not a PRC legislation but is a Hong Kong ordinance. As with all other Hong Kong legislations, according to the laws of Hong Kong, the Legislative Council of Hong Kong has the power and function to amend the ECO in accordance with the provisions of the Hong Kong Basic Law and legal procedures. The Hong Kong Government, including but not limited to the Department of Justice, the Hong Kong Police Force, the Labor Department, the Department of Health and etc., has the implementation rights of the ECO. The Labor Department is the main regulator of the ECO.

As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HKD100,000,000 per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

MANAGEMENT

Set forth below is information concerning our directors, executive officers and other key employees. The following individuals are members of the Board and executive management of the Registrant.

Name	Age	Position(s)
Yat-Gai Au	48	Founder, Chief Executive Officer, and Director
Dr. Yi-Chung Chao	56	Chief Medical Officer and Director
James Wai Hong Chung	43	Chief Strategy Officer
Tien Hsiang Chau	50	Chief Financial Officer
Evana Yee Wah Hui	48	Independent Director Appointee*
Paul J. Niewiadomski	50	Independent Director Appointee*
Cheung Ming Wong	47	Independent Director Appointee*

*	Has accepted an independent director appointment, which will be effective immediately upon effectiveness of this registration statement.

The following is a brief biography of each of our executive officers and directors:

Yat-Gai Au

Mr. Yat-Gai Au is our CEO and has been our director since 2014. He began his career in Investment Banking at Deutsche Bank and ING Barings and was one of the core team members that won Merger and Acquisitions deal of the year awards in Asia from 1998 to 1999 comprising over US$4 billion worth of deals. He is a founding partner of one of California’s largest multifamily groups. The property group partners with the leading pension and private equity funds with assets over US$250 billion. He is an active investor in biotech and tech startup companies. He funds and participates several charity events for thousands of under privileged families and elderlies in Hong Kong and the U.S. During the COVID-19 outbreak, he has donated over 200,000 masks to hospitals, elderlies and needy families. Mr. Yat-Gai Au is the son of the TCM Practitioner, Mr. Sik-Kee Au. Mr. Au graduated from University of California, Berkeley with a Bachelor of Science degree from the Haas School of Business.

Dr. Yi-Chung Chao, Ph.D.

Dr. Yi-Chung Chao is our Chief Medical Officer (“CMO”) and has served as our director since October 2020. He has joined us as CMO of Regencell Bioscience Ltd. since November, 2019. He is a California board certified Chinese medicine doctor and acupuncturist, as well as a successful entrepreneur and a management leader in Silicon Valley. As the CMO of Regencell Bioscience Ltd., he is responsible for including, but not limited to, managing research projects and preparing research reports; developing a methodology for data collection; collecting, recording data and presenting the findings. Dr. Chao’s journey in TCM started when his then 7-year-old son was diagnosed with ASD and subsequently received the TCM Practitioner’s treatment. Intrigued by the successful treatment using Chinese medicine, Dr. Chao started learning and eventually obtained a Master of Science in Traditional Chinese Medicine in Silicon Valley. After passing California board certified Chinese medicine and acupuncture exam in 2017, Dr. Chao has formally immersed himself in the research and development of the medical cases of our TCM Practitioner and continues to learn under his guidance at his clinical practice in Hong Kong. Prior to joining Regencell Bioscience Ltd., Dr. Chao was a co-founder and Chief Technology Officer of Telenav, Inc. in Silicon Valley. Dr. Chao obtained his Bachelor’s degree in Mechanical Engineering at the National Taiwan University, a Master’s degree in Aerospace Engineering from University of Texas at Austin, and a Ph.D. in Aeronautics and Astronautics at Stanford University.

James Wai Hong Chung

Mr. Chung is our Chief Strategy Officer (“CSO”). He has joined Regencell Bioscience Ltd. as senior vice president since July 2015. He brings 15 years of experience in various leading roles. Prior to Regencell, Mr. Chung managed the Asia equities and derivatives electronic trading platform at Investment Technology Group, where he gained extensive banking and finance experience. Prior to that, he worked at Sungard Financial Systems, providing front to back trading and risk management software solutions for banks. He also gained experiences in different roles from sales and accounting management, project management, technology and business analyst when he worked at a startup hedge fund IT consulting business. Mr. Chung started his career as a telecommunication engineer at Hutchison Global Crossing and eventually led a small team of engineers. Mr. Chung is a graduate of Quantitative Finance from the Management Science and Engineering Department at Stanford University and Telecommunications Technology from British Columbia Institute of Technology.

Tien Hsiang Chau

Mr. Chau is our Chief Financial Officer (the “CFO”). He joined Regencell Bioscience Ltd. in January 2021. Mr. Chau brings over 15 years of finance experience. Mr. Chau’s CFO experience include four mainboard listed companies on the Hong Kong Stock Exchange and one mainboard listed company on the Tokyo Stock Exchange. He also brings extensive treasury and risk management experience. Mr. Chau was Philips’ Asia Head of Cash Management and Risk and IBM’s China Treasurer. Prior to joining IBM, Mr. Chau worked at Merrill Lynch and Booz Allen & Hamilton where he gained investment banking, capital markets and management consulting experience. Mr. Chau obtained his Bachelor’s degree in finance from the University of Texas at Austin with the highest honor and obtained his MBA from Massachusetts Institute of Technology.

Evana Yee Wah Hui

Ms. Evana Yee Wah Hui will serve as our independent director upon effectiveness of this registration statement. She has over 20 years of retail and brand management experience. Throughout her 18-year career at the Dairy Farm Company Limited, a leading pan-Asian retailer, she managed various segments of the business both at the regional and local level. She headed the regional category development team of the Health & Baby categories across the Greater China and Asian regions covering nine markets, implementing store layout/display, category development and management strategies. Furthermore, she was responsible for the sales and profitability of a diverse range of categories with experience in product creation and development, brand building, and customer loyalty. She also spearheaded the launch of both the GNC and Boots brands in Hong Kong. Prior to that, she spent three years developing and implementing market research at Nielsen, where her major clients included Unilever, Coca-Cola, HSBC, MSD, and L’Oreal. Ms. Hui participated in charitable endeavors, such as promoting mental health awareness in the community and holding workshops to promote self-awareness and reduce stigma in local high schools, co-organized by the HK Hospital Authority. She holds an MBA from University of Southern California and graduated with a Bachelor of Arts, Mathematics (Honors) from Mills College.

Paul J. Niewiadomski

Mr. Paul J. Niewiadomski will serve as our independent director upon effectiveness of this registration statement. He is a partner in Lubin Olson & Niewiadomski LLP’s Business, Finance and Workouts Practice Groups. He represents clients in a broad range of business transactions. His practice encompasses acquisitions, dispositions, joint ventures, and financing. He has advised both publicly traded and private companies on business matters. Mr. Niewiadomski served on the boards of several non-profit, for profit and civic organizations and is a member of the Urban Land Institute (San Francisco) and NAIOP (Silicon Valley Chapter). He has spoken at a wide range of seminars and conferences on business issues for Marcus & Millichap, California County Counsels’ Association, California Mortgage Association, and other organizations. Mr. Niewiadomski is recognized by Thomson Reuters as a Northern California “Super Lawyer” and was selected by his peers for the inclusion of the 2018, 2019 and 2020 Editions of The Best Lawyers in America. He is a Juris Doctor graduate from University of Michigan, Master of Laws from New York University and a Bachelor of Art from Western Michigan University (Magna Cum Laude).

Cheung Ming Wong

Mr. Cheung Ming Wong will serve as our independent director upon effectiveness of this registration statement. He has over 20 years of experience in banking and finance. He has served as General Manager and Head of Treasury and Global Markets for China CITIC Bank International and Managing Director and Head of Trading for Asia Pacific for Banco Santander S.A., with responsibility for funding and liquidity management as well as spearheading the development of the markets and trading businesses. He has also served in senior trading and structuring roles at global institutions including HSBC, Deutsche Bank and Standard Bank PLC. He started his career as an audit professional at Price Waterhouse and Deloitte Touche Tohmatsu. Mr. Wong is a charter holder of the Chartered Financial Analyst (CFA) and a member of CPA Australia. He graduated from the University of Melbourne with a Bachelor of Commerce degree. He now runs a fund focused on derivatives and quantitative strategies.

Family Relationships

None of our directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act (2020 Revision) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however, the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our Articles expected to be amended and effective on or before the completion of this offering. We have the right to seek damages if a duty owed by any of our directors is breached.

Our Amended and Restated Memorandum and Articles of Association (hereinafter referred as “Amended Articles”) provide that a director must disclose the nature and extent of any material interests in any contract or arrangement, provided that the required notice has been given and subject to any separate requirement for Audit Committee approval under applicable law or the listing rules of Nasdaq, and unless disqualified by the chairman of the relevant Board meeting, a director may vote in respect of any contract or arrangement in which such director is interested and may be counted in the quorum at such meeting. However, even if a director discloses his interest and is therefore permitted to vote, he must still comply with his duty to act bona fide in the best interest of our company.

A director of a Cayman Islands company also owes to the Company a duty to exercise the powers for the purpose for which they were given and the duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, courts are moving towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction. Any such transaction that would reasonably be likely to affect a Director’s status as an “Independent Director”, or that would constitute a “related party transaction” as defined by Item 7.N of Form 20F promulgated by the SEC, shall require the approval of the Audit Committee.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time and in accordance with the recommendations of the compensation committee of the Board and the Company’s corporate governance documents. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting by ordinary resolution of our shareholders. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Committees of the Board of Directors

We intend to establish an audit committee, a compensation committee and a nominating and governance committee prior to consummation of this offering. Each of the committees of the Board shall have the composition and responsibilities described below.

Audit Committee

Evana Yee Wah Hui, Paul J. Niewiadomski and Cheung Ming Wong will be members of our Audit Committee, with Cheung Ming Wong serving as the chairperson. All proposed members of our Audit Committee satisfy the independence standards promulgated by the SEC and by Nasdaq as such standards apply specifically to members of audit committees.

We have adopted Audit Committee Charter on December 3, 2020, and the Audit Committee Charter will become effective upon effectiveness of this registration statement. In accordance with our Audit Committee Charter, our Audit Committee shall perform several functions, including:

●	evaluates the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;

●	approves the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;

●	monitors the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

●	reviews the financial statements to be included in our Annual Report on Form 20-F and Quarterly Reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

●	oversees all aspects our systems of internal accounting control and corporate governance functions on behalf of the board;

●	reviews and approves in advance any proposed related-party transactions and report to the full Board on any approved transactions; and

●	provides oversight assistance in connection with legal, ethical and risk management compliance programs established by management and the Board, including Sarbanes-Oxley Act implementation, and makes recommendations to the Board regarding corporate governance issues and policy decisions.

It is determined that Cheung Ming Wong, possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Compensation Committee

Evana Yee Wah Hui, Paul J. Niewiadomski and Cheung Ming Wong will be members of our Compensation Committee with Evana Yee Wah Hui serving as the chairperson. All members of our Compensation Committee will be qualified as independent under the current definition promulgated by Nasdaq. We have adopted Compensation Committee Charter on December 3, 2020, and the Compensation Committee Charter will become effective upon effectiveness of this registration statement. In accordance with the Compensation Committee’s Charter, the Compensation Committee shall be responsible for overseeing and making recommendations to the Board regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Governance Committee

Evana Yee Wah Hui, Paul J. Niewiadomski and Cheung Ming Wong will be the members of our Nominating and Governance Committee with Paul J. Niewiadomski serving as the chairperson. All members of our Nominating and Governance Committee will be qualified as independent under the current definition promulgated by Nasdaq. We have adopted Compensation Committee Charter on December 3, 2020, and the Compensation Committee Charter will become effective upon effectiveness of this registration statement. In accordance with the Nominating and Governance Committee’s Charter, the Nominating and Corporate Governance Committee shall be responsible to identity and propose new potential director nominees to the Board of Directors for consideration and review our corporate governance policies.

Corporate Governance

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. We will make our code of business conduct and ethics publicly available on our website prior to the closing of this offering.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the year ended June 30, 2020 and 2019 earned by or paid to principal executive officer, our principal financial officer, and our other most highly compensated executive officers (the “named executive officers”).

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Yat-Gai Au	2020	-	-	-	-	-	-	-	-
CEO	2019	-	-	-	-	-	-	-	-
Dr. Yi-Chung Chao	2020	27,360	6,410	-	-	-	-	-	33,770
CMO	2019	0	-	-	-	-	-	-	-
James Wai Hong Chung	2020	118,685	20,000	-	-	-	-	-	138,685
CSO	2019	105,000	17,500	-	-	-	-	-	122,500
Tien Hsiang Chau 2020
CFO	-	-	-	-	-	-	-	-

Agreements with Named Executive Officers

We entered into amended and restated employment agreement with our CEO, Yat-Gai Au, on February 2, 2021, with retroactive effect to November 12, 2020. Our amended and restated employment agreement will become effective on the closing date of the initial public offering of our Ordinary Shares in the U.S. Pursuant to such agreement, he shall receive an annual base salary of US$1, and such compensation is subject to annual review and adjustment by the board. The CEO cannot draw his compensation more than $1 until the Company reaches US$1 billion market capitalization. Under this employment agreement, Mr. Au is employed as our CEO for a term of three years, which automatically renews for additional three-year terms unless previously terminated on one month written notice by either party. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and the executive officer’s right to all other benefits will terminate, except as required by any applicable law. We may also terminate an executive officer’s employment without cause upon one-month advance written notice. In such case of termination by us, we are required to provide compensation to the executive officer, including (1) a lump sum cash payment equal to one month of the CEO’s base salary as of the date of such termination; (2) a lump sum cash payment equal to a pro-rated amount of his target annual bonus for the year immediately preceding the termination, if any; (3) payment of premiums for continued health benefits under the Company’s health plans for 12 months fo1lowing the termination, if any; and (4) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by Mr. Au. In the event that we or our successor terminates the employment upon a merger, consolidation, or transfer or sale of all or substantially all of our assets with or to any other individual(s) or entity (the “Change of Control Transaction”), Mr. Au shall be entitled to the following severance payments and benefits upon such termination: (1) a lump sum cash payment equal to 1 month of his base salary at a rate equal to the greater of his annual salary in effect immediate1y prior to the termination, or his then current annua1 salary as of the date of such termination; (2) a lump sum cash payment equal to a pro-rated amount of his target annual bonus for the year immediately preceding the termination; (3) payment of premiums for continued health benefits under the Company’s health plans for 12 months fo1lowing the termination; and (4) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by Mr. Au.

On July 15, 2019, we entered into an employment agreement with our CMO, Dr. Yi-Chung Chao, which became effective on November 1, 2019. Pursuant to such agreement, he shall receive a monthly base salary of US$6,410, which shall be payable in arrears on the last day of each month during the employment. Dr. Chao is also eligible for bonus, benefits and reasonable expenses reimbursement. Under the employment agreement, Dr. Chao works as our CMO and the term is annual basis, which automatically renews for additional one-year terms unless previously terminated for cause by the Company, at any time, without notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. Effective from September 1, 2020, Dr. Chao’s base salary was adjusted to US$11,538. Dr. Chao’s main responsibilities include but not limited to managing research projects and preparing research reports, developing a methodology for data collection, as well as recording data and presenting the findings.

On July 6, 2015, we entered into an employment agreement with James Wai Hong Chung, which became effective on July 6, 2015. Pursuant to such agreement, he shall receive a monthly base salary of US$9,615, which shall be payable in arrears on the last day of each month during the employment. Mr. Chung is also eligible for bonus, benefits and reasonable expenses reimbursement. Under the employment agreement, Mr. Chung works as our senior vice president and the term is annual basis, which automatically renews for additional one-year terms unless previously terminated for cause by the Company, at any time, without notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. Mr. Chung’s responsibilities include but not limited to exploring and soliciting potential and lawful sources of funds for investment to the Company, introducing prospective third party investors to the Company, and implementing decisions of the board.

On January 18, 2021, we entered into an employment agreement with Tien Hsiang Chau, who joined Regencell Bioscience Limited as CFO. The employment agreement became effective on January 18, 2021. Pursuant to the employment agreement, he shall receive a monthly base salary of US$10,897, which shall be payable in arrears on the last day of each month during the employment. The employment agreement has a six-month probation period, during which either party can terminate the agreement with written notice or payment in lieu of notice. After six-month probation, either party may terminate the employment agreement by giving a three months prior written notice or payment in lieu of notice. The employment term will continue on an annual basis until terminated in accordance with the agreement. Mr. Chau’s main responsibilities include but not limited to identifying and establishing contact with potential investors, formulating financial policies and strategies for the Company, ensuring effective internal controls, compliance of all accounting and financial regulations in U.S. and Hong Kong.

Compensation of Directors

For the fiscal year ended June 30, 2020, we did not compensate our executive directors for their services other than to reimburse them for out-of-pocket expenses incurred in connection with their attendance at meetings of the board of directors.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of the date of the Prospectus by:

●	Each person who is known by us to beneficially own more than 5% of our standing Ordinary Shares;

●	Each of our director, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

As of the date of this prospectus, our Company is authorized to issue 100,000,000 Ordinary Shares with a par value $0.01 each [Upon filing of the Amended Articles, our authorized share capital is expected to be US$[●] divided into [●] Ordinary Shares with a par value of US$[●] each and [●] Preferred Shares with a par value of US$[●] each.] The number and percentage of Ordinary Shares beneficially owned before the offering are based on [●] Ordinary Shares issued and outstanding as of the date of this prospectus. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each beneficial owner is in the care of our Company at 11/F First Commercial Building, 33-35 Leighton Road, Causeway Bay, Hong Kong.

	Ordinary Shares Beneficially Owned Prior to this Offering			Ordinary Shares Beneficially Owned Immediately After This Offering		Percentage of Votes Held After this Offering
	Number	Percent		Number	Percent	Percent
Directors and Executive Officers:
Yat-Gai Au (1)			(1)%	—	—		%
Yi-Chung Chao
James Wai Hong Chung
Tien Hsiang Chau
Evana Yee Wah Hui (2)
Paul J. Niewiadomski(2)
Cheung Ming Wong (2)
5% Shareholders:
Yat-Gai Au (1)			%	—	—		%

(1)	These Ordinary Shares are held by Regencell (BVI) Ltd., a British Virgin Islands company. Since Mr. Yat-Gai Au is the 100% owner of Regencell (BVI) Ltd., he is deemed as the beneficial owners of these securities.

(2)	Has accepted an independent director appointment, which will be effective immediately upon effectiveness of this registration statement.

As of the date of the Prospectus, we have [●] shareholders of record. [●] of our issued and outstanding Ordinary Shares are held by record holders in the United States.

History of Share Capital

We were incorporated in the Cayman Islands as an exempted company with limited liability on October 30, 2014.

As of the date of this prospectus, our authorized share capital consists of US$1,000,000 divided into 100,000,000 shares, par value US$0.01 per share. Holders of Ordinary Shares are entitled to one vote per share. [Upon adoption of the Amended Articles, the authorized capital will consist of [*] ordinary shares, and [*] preference shares.]

On October 30, 2014, the Company issued one Ordinary Share to Avalon Ltd. and 9,999 Ordinary Shares to Mr. Yat-Gai Au. On the same day, Avalon Ltd. transferred its share to Mr. Yat-Gai Au, who then owned 10,000 Ordinary Shares of the Company. On September 28, 2020, Mr. Yat-Gai Au transferred his 10,000 Ordinary Shares to Regencell (BVI) Ltd., which is wholly owned by Mr. Yat-Gai Au.

RELATED PARTY TRANSACTIONS

Rental Agreement with Ace United International Limited

During the years ended June 30, 2020 and 2019, the Company has an office rental agreement with Ace United International Limited, which is a company wholly owned by our founder and CEO. The Company has paid a monthly rent of $4,103 and the terms of the agreement are renewed on an annual basis from the 1st of January to the 31st of December each year. The rental payment is expensed as incurred.

Loan Agreement between Regencell Bioscience Ltd. and Mr. Yat-Gai Au

As of June 30, 2020, and 2019, the Company has outstanding Shareholder loans amounting to approximately $3.07 million and $2.08 million, respectively, from Mr. Yat-Gai Au, the Founder and CEO. On November 10, 2020, Regencell Bioscience Ltd. entered into a loan agreement with Mr. Yat-Gai Au to evidence the existing loan and document their oral agreements of the terms and conditions of such existing loan when such loan was initially generated (the “Loan Agreement”). The Loan Agreement also sets forth that the Mr. Yat-Gai Au will continue to make loan to the us for daily operation and research activities. The use of loan shall be agreed and determined by both parties before granting the loan. All loans shall bear 0% interest per annual. The maturity date of such loans is June 30, 2021, subject to indefinite extension if agreed by the parties in writing.

Employment Agreements

See “Executive Compensation – Employment Agreement with Named Executive Officers.”

Partnership Agreements with TCM Practitioner

In January 2018, we entered into Strategic Partnership Agreement with the TCM Practitioner, the father of our CEO and director. Pursuant to the Strategic Partnership Agreement we have with TCM Practitioner, we have exclusive rights and ownership of all his TCM formulae which can provide effective solutions for patients suffering from ADHD and ASD, and all other TCM formulae targeting different kinds of human illnesses and diseases as well as the intellectual property rights of the TCM formulae, including research and development, trademark, copyright, patent, and any other intellectual property rights in relation to the TCM formulae that he owns. The TCM Practitioner is authorized to conduct research studies on these TCM formulae. Any inventions, TCM formulae, utilities, models’ improvements, research, discoveries, designs, processes, methods of manufacture, and products conceived or made by the TCM Practitioner in relation to TCM shall be the sole and exclusive property of us.

The Strategic Partnership Agreement does not have a termination date and will remain effective indefinitely under Hong Kong law. The Strategic Partnership Agreement can be amended or terminated by the mutual written agreement of the parties without breach. Pursuant to the Strategic Partnership Agreement, in exchange for the rights, the Company is required to donate three percent (3.0%) of net revenue as shown in the audited financial accounts that the Company generates in association with the use and/or commercialization of the TCM formulae to any of charitable institutions and/or trusts of a public character anywhere in the world at the sole and absolute choice of the TCM Practitioner and in such proportion at the sole and absolute discretion of the TCM practitioner on a yearly basis. We also undertake to pay for all reasonable costs and expenses incurred by the TCM Practitioner in conducting research, testing, attending meetings/seminars, compiling records, or performing any similar acts in relation to the development of the TCM formulae.

Supplemental Agreement with TCM Practitioner

In November 2020, we entered into Supplemental Agreement with the TCM Practitioner. Under the Supplemental Agreement, the TCM Practitioner shall provide his research by using his best endeavors on his TCM formulae and TCM inventions under our direction and supervision. We have authorized the TCM Practitioner, his agents, subcontractors, development team, and affiliates to use TCM formulae and TCM inventions to conduct research. However, the authorized parties, including TCM Practitioner, shall not directly or indirectly publish, disseminate or otherwise disclose, deliver or make available to any third party any confidential information, without prior written consent and notice given by the Company. The confidential information includes all information, know-how, and records in any way connected with the Company and its research, including all TCM inventions, TCM formulae, and intellectual property rights, data, operations and testing procedures, and all patients and supplier information, etc. The confidentiality obligations shall survive notwithstanding the termination of the Supplemental Agreement for ten (10) years thereafter. The TCM Practitioner also shall not to be directly or indirectly concerned with or engaged or interested in any other business which is in any respect in competition with or similar to the TCM business conducted by the Company for two (2) years after the expiration or termination of the Supplemental Agreement.

The Supplemental Agreement shall remain effective until the Strategic Partnership Agreement is expired or terminated. We may terminate this Supplemental Agreement for any reason in our sole discretion and without any indemnity or damages being due to TCM Practitioner with thirty (30) days prior written notice. The TCM Practitioner may terminate this Supplemental Agreement in the event that the Company fails to meet its payment obligations under Supplemental Agreement which is not cured within thirty (30) days of the notification of such by the Company. We shall pay the TCM Practitioner for his expenses on his TCM research within 30 days upon the receipt of invoice.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our Articles are summaries and do not purport to be complete. Reference is made to our Amended Articles, which will become effective upon effectiveness of this registration statement, a copy of which is filed as an exhibit to this registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

We were incorporated as an exempted company with limited liability under the Companies Act (2013 Revision) of the Cayman Islands, or the Cayman Companies Act (2020 Revision). A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can affect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

Ordinary Shares

All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless and until the directors resolve to issue share certificates, no share certificate shall be issued, and the records of the shareholdings of each shareholder shall be in uncertified book entry form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares or warrants to bearer.

As of the date of this prospectus, the authorized share capital of the Company is US $1,000,000 divided into 100,000,000 Ordinary Shares of US $0.01 par value each. [Upon filing of the Amended Articles with the Cayman company registry, our authorized share capital is expected to be US$[●] million divided into [●] Ordinary Shares with a par value of US$[●] each and [●] Preferred Shares with a par value of US$[●] each.] Subject to the provisions of the Cayman Companies Act and the provisions, if any, of the Amended Articles, and any directions given by any ordinary resolution and the rights attaching to any class of existing shares, the directors may issue, allot, grant options over or otherwise dispose of shares (including any fractions of Shares) and other securities of our company at such times, to such persons, for such consideration and on such terms as the directors may determine. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to Ordinary Shares. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

Listing

We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “RGCB.” There can be no assurance that we will be successful in listing our Ordinary Shares on the Nasdaq Capital Market; however, we will not complete this offering unless we receive approval for listing on Nasdaq Capital Market.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is Vstock Transfer, LLC.

Dividends

Subject to the provisions of the Cayman Companies Act and any rights for the being attaching to any class or classes of shares, the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose.

Subject to the provisions of the Cayman Companies Act and any rights for the being attaching to any class or classes of shares, the Company may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest against us.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Variation of Rights of Shares

Subject to the Law and without prejudice to article 8, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, be varied or modified with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Alteration of share capital

Subject to the Cayman Companies Act, the Company may, by ordinary resolution:

(a) increase our share capital by such sum to be divided into shares of such amount and with the attached rights, priorities and privileges and restrictions attached to them as that ordinary resolution shall prescribe;

(b) consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

I divide its shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares with any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions;

(d) sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

(e) cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided; and

(f) convert all or any of our paid-up shares into stock, and reconvert that stock into paid up shares of any denomination.

Subject to the Cayman Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, the Company may, by special resolution, reduce its share capital in any lawful way.

Calls on shares and forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least fourteen clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. The directors may, at their discretion, waive payment of the interest wholly or in part.

If the requirements of the notice referenced in the articles are not complied with, our company may forfeit the shares together with any distributions declared payable in respect of the forfeited shares and not paid at any time before tender of payment.

A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the directors think fit. The proceeds of any sale or disposition of the forfeited share may be received and used by our company as the directors determine.

Our company is under no obligation to refund any moneys to the shareholder whose shares have been forfeited.

A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the directors think fit. The proceeds of any sale or disposition of the forfeited Share may be received and used by our company as the directors determine.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to our company all moneys which at the date of forfeiture were payable by him to the company in respect of the shares together with interest.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all moneys payable, called or payable at a fixed time in respect of that share and for all debts, liabilities or other obligations owed to us by the shareholder or the shareholder’s estate:

(a) either alone or jointly with any other person, whether or not that other person is a shareholder; and

(b) whether or not those monies are presently payable.

At any time, the directors may declare any share to be wholly or partly exempt from lien provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within fourteen days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Share premium account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Companies Act.

Redemption and purchase of own shares

Subject to the Cayman Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by our directors:

(a) issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner its members or directors determine before the issue of those shares;

(b) with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c) purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase; and

(d) permit the surrender of fully paid shares for no consideration.

We may make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Cayman Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Our board of directors may, in its absolute discretion, refuse to consent to any transfer and decline to register any transfer of any Ordinary Share without giving any reason. Without limiting the transfer provisions in the articles, our board of directors would generally decline to register any transfer of any Ordinary Share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of any Ordinary Share unless:

(a) the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b) the instrument of transfer is in respect of only one class of Ordinary Shares;

(c) the instrument of transfer is properly stamped, if required;

(d) the Ordinary Share transferred is fully paid and free of any lien in favor of us;

(e) any fee related to the transfer has been paid to us; and

(f) the transfer is not to more than four joint holders.

If our directors refuse to register a transfer, they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

This, however, is unlikely to affect market transactions of the Ordinary Shares purchased by investors in the public offering. Once the Ordinary Shares have been listed, the legal title to such Ordinary Shares and the registration details of those Ordinary Shares in the Company’s register of members will remain with [DTC/Cede & Co]. All market transactions with respect to those Ordinary Shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the DTC systems.

Notwithstanding the foregoing shares may be evidenced and transferred in accordance with the rules and regulations of the Designated Stock Exchange.

The registration of transfers may, on 14 calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 days in any year.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Cayman Companies Act to inspect any account or book or document or obtain copies of our register of members or our corporate records.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Act to call shareholders’ annual general meetings; however, our articles provide that the Company shall hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. Upon the written request of shareholders entitled to exercise 10% or more of the voting rights in respect of the matter for which the meeting is requisitioned, any one or more of the directors shall forthwith proceed to convene a meeting of shareholders. The written request of shareholders to requisition a meeting must state the objects of the meeting and must be signed by the shareholders requisitioning the meeting. The written request must be lodged at the registered office and may be delivered in counterpart. If our board of directors do not proceed to convene a meeting of shareholders within 21 clear days of the written request to requisition a meeting being lodged the requisitionists, or any of them together holding at least half of the voting rights of all of them may convene the meeting of shareholders in the same manner as nearly as possible as which a meeting of shareholders may be convened by a director. Where the requisitionists fail to convene the meeting of shareholders within three months of their right to convene the meeting arising, the right to convene the meeting of shareholders shall lapse.

At least 21 clear days’ notice of an annual general meeting and 14 clear days’ notice for any other general meeting shall be given to shareholders entitled to attend and vote at such meeting where such meeting is convened by the directors.

Subject to the Cayman Companies Act, a general meeting may be convened on shorter notice, if approved by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than ninety per cent (90%) in nominal value of the issued shares giving that right.

The presence of one or more shareholders entitled to vote, whether in person or represented by proxy or (if a corporation) by its duly appointed representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting, shall constitute a quorum at a general meeting.

If, within 15 minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) from the time appointed for the meeting a quorum is not present, the meeting, shall stand adjourned to the same day in the next week at the same time and place or to such other time and place as is determined by the directors and if at the adjourned meeting a quorum is not present within 15 minutes from the time appointed for the meeting the meeting then the shareholders present in person or by proxy shall constitute a quorum.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for seven (7) clear days or more, at least seven (7) clear days’ notice of the adjourned meeting shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted but it shall not otherwise be necessary to give any notice of the adjournment.

At any general meeting a resolution put to the vote of the meeting shall be decided by poll by the affirmative vote of the majority of issued shares held by persons present in person or by proxy at the meeting entitled to vote and each shareholder shall be entitled to one vote in respect of each fully paid share held, A declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect made in the minute book of the Company, shall be conclusive evidence of the facts without proof of the number or proportion of the votes recorded for or against the resolution.

In the case of an equality of votes, on a poll, the chairman of the meeting at shall be entitled to a second or casting vote in addition to any other votes he may have.

Directors

The Company may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the articles, we are required to have a minimum of one director.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

The remuneration of the directors shall be such remuneration as the directors shall determine and in accordance with the recommendations of the compensation committee of the Board and the Company’s corporate governance documents. The directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of directors or committees of directors, or general meetings of the company, or separate meetings of the holders of any class of shares or debentures of the company, or otherwise in connection with the business of the company, or to receive a fixed allowance in respect thereof as may be determined by the directors, or a combination of such methods. The directors may by resolution approve additional remuneration to any director for any services other than his ordinary routine work as a director. The Board shall determine any payment to any director or past director of the Company by way of compensation for loss of office, or as consideration for in in connection with his retirement from office (not being payment to which the director is contractually entitled).

Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if one is held. At any annual general meeting held, our directors will be elected by an ordinary resolution of our shareholders. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the articles, the office of a director may be terminated forthwith if:

(a) he is prohibited by the law of the Cayman Islands from acting as a director;

(b) he is made bankrupt or has an order made against him, suspends payment or arranges or composition with his creditors generally;

(c) he resigns his office by notice to us;

(d) he only held office as a director for a fixed term and such term expires;

(e) becomes of unsound mind or dies;

(f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director); or

(g) without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq Listing Rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq Listing Rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Powers and duties of directors

Subject to the provisions of the Cayman Companies Act, our memorandum and articles, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles. However, to the extent allowed by the Cayman Companies Act, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the initial closing of this offering, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A general notice may be given at a meeting of the board of directors to the effect that (i) the director is a member/officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice in writing be made with that company or firm; or (ii) he is to be regarded as interested in any contract or arrangement which may after the date of the notice in writing to the board of directors be made with a specified person who is connected with him, will be deemed sufficient declaration of interest. Following the disclosure being made pursuant to our Amended Articles and subject to any separate requirement for Audit Committee approval under applicable law or the listing rules of Nasdaq, and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract or arrangement in which such director is interested and may be counted in the quorum at such meeting. However, even if a director discloses his interest and is therefore permitted to vote, he must still comply with his duty to act bona fide in the best interest of our company.

Capitalization of profits

The Company may, on recommendation of the Board, resolve to capitalize:

(a) any part of our profits not required for paying any preferential dividend, if applicable(whether or not those profits are available for distribution); or

(b) any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Companies Act, pass a special resolution voluntarily winding up the company. Upon being appointed, a liquidator may do either or both of the following with the authority of a special resolution:

(a) divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b) vest the whole or any part of the assets in trustees for the benefit of shareholders as the liquidator thinks fit.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Register of Members

Under the Cayman Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our shareholders, a statement of the shares held by each shareholder, whether or not such shares having voting rights and of the amount paid or agreed to be considered as paid, on the shares of each shareholder;

●	the date on which the name of any person was entered on the register as a shareholder; and

●	the date on which any person ceased to be a shareholder.

Under the Cayman Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Cayman Companies Act to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Cayman Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Companies Act and the current Companies Act of England. In addition, the Cayman Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

Mergers and Similar Arrangements

The Cayman Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is affected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

(a) the statutory provisions as to the required majority vote have been met;

(b) the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

(c) the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

(d) the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Act.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

(a) an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

(b) an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

(c) an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles require us to indemnify our officers and directors for actions, proceedings, claims, losses, damages, costs, liabilities and expenses (“Indemnified Losses”) incurred in their capacities as such unless such Indemnified Losses arise from dishonesty of such directors or officers.

No such existing or former secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former secretary or any of our officers in respect of any matter identified in above on condition that the secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the secretary or that officer for those legal costs.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our articles.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in Our Articles

Some provisions of our articles may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders.

Under the Cayman Companies Act, our directors may only exercise the rights and powers granted to them under our articles for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company: a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third-party. However, a company’s articles of association may permit a director to vote on a matter in which he or she has a personal interest if he or she has disclosed the nature of his or her interest to the board of directors. Our Amended Articles provide that a director must disclose the nature and extent of any material interests in any contract or arrangement, and that he or she may not vote at any meeting on any resolution concerning an interested matter.

A director of a Cayman Islands company also owes to the company a duty to exercise the powers for the purpose for which they were given and the duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, courts are moving towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles provide that general meetings shall be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten per cent of our paid up voting share capital deposited in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than twenty-one clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of twenty-one clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. Our articles provide no other right to put any proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings. However, our corporate governance guidelines require us to call such meetings every year.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under the Cayman Companies Act, our articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a may be removed with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles, directors may be removed with or without cause, by the directors or by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Companies Act has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although the Cayman Companies Act does not regulate transactions between a company and its significant shareholders, under Cayman Islands law such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under the Cayman Companies Act and our articles, our company may be wound up by a special resolution of our shareholders, or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Cayman Companies Act and our articles, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Cayman Companies Act, our articles may only be amended by special resolution of our shareholders.

Anti-money Laundering—Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Law (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Law (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Law (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Law (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands – Privacy Notice

This privacy notice explains the manner in which the Company collects, processes and maintains personal data about investors of the Company pursuant to the Data Protection Law, 2017 of the Cayman Islands, as amended from time to time and any regulations, codes of practice or orders promulgated pursuant thereto (DPL).

The Company is committed to processing personal data in accordance with the DPL. In its use of personal data, the Company will be characterized under the DPL as a ‘data controller’, whilst certain of the Company’s service providers, affiliates and delegates may act as ‘data processors’ under the DPL. These service providers may process personal information for their own lawful purposes in connection with services provided to the Company.

By virtue of making an investment in the Company, the Company and certain of the Company’s service providers may collect, record, store, transfer and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for the Company to perform a contract to which you are a party or for taking pre-contractual steps at your request (b) where the processing is necessary for compliance with any legal, tax or regulatory obligation to which the Company is subject or (c) where the processing is for the purposes of legitimate interests pursued by the Company or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with the Company’s service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion and financial crime or compliance with a court order).

Your personal data shall not be held by the Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPL. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

The Company will only transfer personal data in accordance with the requirements of the DPL, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into the Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPL, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils the Company’s obligation in this respect) (b) the right to obtain a copy of your personal data (c) the right to require us to stop direct marketing (d) the right to have inaccurate or incomplete personal data correctI(e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial) (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer or wish to transfer your personal data, general measures we take to ensure the security of personal data and any information available to us as to the source of your personal data (h) the right to complain to the Office of the Ombudsman of the Cayman Islands and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with the Company’s responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for our Ordinary Shares, and while application has been made for the Ordinary Shares to be listed on the Nasdaq, a regular trading market for our Ordinary Shares may not develop. Future sales of substantial amounts of our Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Ordinary Shares to fall or impair our ability to raise equity capital in the future. Upon the closing of the offering, we will have [●] issued and outstanding Ordinary Shares, excluding any exercise of the underwriter’s over-allotment option. Of that amount, [●] ordinary shares will be publicly held by investors participating in this offering, and [●] ordinary shares will be held by our existing shareholders, some of whom may be our “affiliates” as that term is defined in Rule 144 under the Securities Act. All of the Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.

Lock-up Agreements

Our shareholders who own more than 3% of our shares have agreed that we will not offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, sell any option or contract to purchase, purchase any option or contract to sell, lend, or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests), directly or indirectly, any of our Ordinary Shares or any securities that are convertible into or exercisable or exchangeable for our Ordinary Shares, or file any registration statement with the SEC relating to the offering of any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares without the prior written consent of the underwriter for a period ending 180 days after the commencement of sales of the offering, except issuances pursuant to the exercise of employee share options outstanding on the date hereof and certain other exceptions.

Each of our directors, officers, and existing beneficial owners of 3% or more of our issued and outstanding Ordinary Shares has agreed, subject to some exceptions, not to offer, pledge, sell, contract to sell, grant, lend or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests), directly or indirectly, any of our Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares or make any demand for or exercise any right with respect to, the registration of any Ordinary Shares or any security convertible into or exercisable or exchangeable for Ordinary Shares, without the prior written consent of the underwriter for a period ending 180 days after the commencement of sales of the offering. After the expiration of the 180-day period, Ordinary Shares held by directors, officers, and existing beneficial owners of 3% or more of our issued and outstanding Ordinary Shares may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

All of our Ordinary Shares issued and outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●	1% of the number of Ordinary Shares then outstanding, in the form of Ordinary Shares or otherwise, which will equal approximately shares immediately after this offering; or

●	the average weekly trading volume of the Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

Material U.S. Federal Income Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to an investment in our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark-to-market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	events, hip-hop, and marketing industries investment trusts;

●	governments or agencies or instrumentalities thereof;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the OTCQB Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend considered for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

Passive Foreign Investment Company (“PFIC”)

Based on our current and anticipated operations and the composition of our assets, we were not likely a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended June 30, 2020. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our taxable year ending June 30, 2021 or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. We will make this determination following the end of any particular tax year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC SectioI291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Hong Kong Profits Taxation

Our subsidiary incorporated in Hong Kong were subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the year of assessment of 2017/2018 and 2018/2019. As from year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HKD2,000,000, and 16.5% on any part of assessable profits over HKD2,000,000.

Under Hong Kong tax laws, our Hong Kong subsidiary are exempted from Hong Kong income profits tax on its foreign-derived income profits. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any withholding tax in Hong Kong.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to us or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

UNDERWRITING

We are offering our ordinary shares described in this prospectus through the underwriters named below. Maxim Group LLC, or Maxim, is acting as representative of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and we have agreed to sell to the underwriters, the number of ordinary shares listed next to its name in the following table.

Underwriters	Number of Shares
Maxim Group LLC

Total

The underwriting agreement provides that the underwriters must buy all of the ordinary shares being sold in this offering if they buy any of them. However, the underwriters are not required to take or pay for the ordinary shares covered by the underwriters’ option to purchase additional ordinary shares as described below.

Our ordinary shares are offered subject to a number of conditions, including:

●	receipt and acceptance of our ordinary shares by the underwriters; and

●	the underwriters’ right to reject orders in whole or in part.

We have been advised by Maxim that the underwriters intend to make a market in our ordinary shares but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Option to Purchase Additional Ordinary Shares

We have granted the underwriters an option to buy up to an aggregate of              additional ordinary shares. The underwriters have 45 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional ordinary shares approximately in proportion to the amounts specified in the table above.

Underwriting Discount

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. The underwriters may offer the shares through one or more of their affiliates or selling agents. If all the shares are not sold at the initial public offering price, Maxim may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein.

The following table shows the per share and total underwriting discount we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to         additional ordinary shares.

	Per Share	Total without Over-Allotment Option	Total with Over-Allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions (7.5%)	$	$	$
Proceeds, before expenses to us	$	$	$

We have agreed to pay Maxim’s out-of-pocket accountable expenses, including Maxim’s legal fees, up to a maximum amount of $200,000 if this offering is completed. We have paid $25,000 to Maxim as an advance to be applied towards reasonable out-of-pocket expenses, or the Advance. Any portion of the Advance shall be returned back to us to the extent not actually incurred.

We estimate that the total expenses of the offering payable by us, not including the underwriting discount, will be approximately $____________ million. We have also agreed to reimburse the underwriters for certain expenses incurred by them.

Representative’s Warrants

We have also agreed to issue to Maxim (or its permitted assignees) warrants to purchase a number of our shares equal to an aggregate of 2.5% of the total number of ordinary shares sold in this offering, or the Representative’s Warrants. The Representative’s Warrants will have an exercise price equal to 110% of the offering price of the ordinary shares sold in this offering and may be exercised on a cashless basis. The Representative’s Warrants are exercisable commencing six months after the effective date of the registration statement related to this offering, and will expire five years after the effective date of such registration statement. The Representative’s Warrants are not redeemable by us. We have agreed to a one-time demand registration of the ordinary shares underlying the Representative’s Warrants at our expense and an additional demand registration at the holders’ expense for a period of five years from the effective date of the registration statement related to this offering. The Representative’s Warrants also provide for unlimited “piggyback” registration rights at our expense with respect to the underlying ordinary shares during the five-year period commencing from the effective date of the registration statement related to this offering. The Representative’s Warrants and the ordinary shares underlying the Representative’s Warrants, have been deemed compensation by the Financial Industry Regulatory Authority, or FINRA, and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The underwriters (or permitted assignees under the Rule) may not sell, transfer, assign, pledge or hypothecate the Representative’s Warrants or the securities underlying the Representative’s Warrants, nor will they engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the Representative’s Warrants or the underlying securities for a period of six months from the effective date of this offering, except to any FINRA member participating in the offering and their bona fide officers or partners. The Representative’s Warrants will provide for adjustment in the number and price of such Representative’s Warrants (and the ordinary shares underlying such Representative’s Warrants) to prevent dilution in the event of a forward or reverse stock split, stock dividend or similar recapitalization.

Right of First Refusal

We have agreed to grant Maxim, for the nine-month period following the effective date of the registration statement related to this offering, a right of first refusal to act as lead left book runner and lead left manager and/or lead left placement agent, with at least 50.0% of the economics for a two handed deal and 33.3% of the economics for a three handed deal, for any and all future public and private equity, convertible or debt offerings of the Company’s securities.

Lock-Up Agreements

We and our directors, officers any other holder(s) of three percent (3.0%) or more of our outstanding ordinary share as of the effective date of the Registration Statement (and all holders of securities exercisable for or convertible into shares of ordinary share) shall enter into customary “lock-up” agreements in favor of Maxim pursuant to which such persons and entities shall agree, for a period of one hundred and eighty days (180) after the effective date of the registration statement related to this offering, that they shall neither offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any securities of the Company without Maxim’s prior written consent, including the issuance of shares of Ordinary Share upon the exercise of currently outstanding options approved by Maxim.

Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

No Public Market

Prior to this offering, there has not been a public market for our securities in the U.S. and the public offering price for our ordinary shares will be determined through negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which our ordinary shares will trade in the public market subsequent to this offering or that an active trading market for our ordinary shares will develop and continue after this offering.

Stock Exchange

We have applied to list our ordinary shares on the Nasdaq Capital Market under the symbol “RGCB.” There can be no assurance that we will be successful in listing our Ordinary Shares on the Nasdaq Capital Market.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our ordinary shares during and after this offering, including:

●	stabilizing transactions;

●	short sales;

●	purchases to cover positions created by short sales;

●	imposition of penalty bids; and

●	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our ordinary shares while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our ordinary shares, which involve the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in this offering and purchasing ordinary shares on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because Maxim has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result of these activities, the price of our ordinary shares may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on the Nasdaq Capital Market, in the over-the-counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we, nor any of the underwriters make any representation that the underwriters will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

Determination of Offering Price

Prior to this offering, there was no public market for our ordinary shares. The initial public offering price will be determined by negotiation between us and Maxim. The principal factors to be considered in determining the initial public offering price include, but are not limited to:

●	the information set forth in this prospectus and otherwise available to Maxim;

●	our history and prospects and the history and prospects for the industry in which we compete;

●	our past and present financial performance;

●	our prospects for future earnings and the present state of our development;

●	the general condition of the securities market at the time of this offering;

●	the recent market prices of, and demand for, publicly traded shares of generally comparable companies; and

●	other factors deemed relevant by the underwriters and us.

The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our ordinary shares or that the ordinary shares will trade in the public market at or above the initial public offering price.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Offer Restrictions Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ordinary shares the possession, circulation or distribution of this prospectus or any other material relating to us or the ordinary shares in any jurisdiction where action for that purpose is required. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ordinary shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia. This prospectus:

●	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

●	has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

●	does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

●	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The ordinary shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ordinary shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ordinary shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ordinary shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of ordinary shares under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ordinary shares, you undertake to us that you will not, for a period of 12 months from the date of issue of the ordinary shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada. The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands. This prospectus does not constitute a public offer of the ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Dubai International Financial Centre (“DIFC”). This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive was implemented in that Relevant Member State (the Relevant Implementation Date), an offer of the ordinary shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ordinary shares may be made to the public in that Relevant Member State at any time:

●	to any legal entity which is a qualified investor as defined under the Prospectus Directive;

●	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above paragraph, the expression “an offer of the ordinary shares to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression Prospectus Directive means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong. The ordinary shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder.

Japan. Ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, rules and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Kuwait. Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ordinary shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia. No prospectus or other offering material or document in connection with the offer and sale of the ordinary shares has been or will be registered with the Securities Commission of Malaysia (the “Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the ordinary shares, as principal, if the offer is on terms that the ordinary shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ordinary shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the ordinary shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Qatar. In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia. This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore. This prospectus or any other offering material relating to the ordinary shares has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, (a) the ordinary shares have not been, and will not be, offered or sold or made the subject of an invitation for subscription or purchase of such ordinary shares in Singapore, and (b) this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares have not been and will not be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor as specified in Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275 of the SFA) and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares pursuant to an offer made under Section 275 of the SFA except:

(a) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b) where no consideration is or will be given for the traIer;

(c) where the transfer is by operation of law;

(d) as specified in Section 276(7) of thIFA; or

(e) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland. The ordinary shares will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our company or the ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ordinary shares.

Taiwan. The ordinary shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ordinary shares in Taiwan.

United Arab Emirates. The ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (i) in compliance with all applicable laws and regulations of the United Arab Emirates; and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

United Kingdom. This prospectus is only being distributed to and is only directed at, and any offer subsequently made may only be directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The ordinary shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the ordinary shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

LEGAL MATTERS

The validity of the Ordinary Shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Ogier, our counsel as to Cayman Islands law. Certain other legal matters as to United States Federal and New York State law in connection with this offering will be passed upon for us by Hunter Taubman Fischer & Li LLC, New York, New York. The underwriters are being represented by Loeb & Loeb LLP, New York, New York, with respect to legal matters of United States federal and New York State law. Legal matters as to Hong Kong law will be passed upon for us by Fairbairn Catley Low & Kong.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

EXPERTS

The consolidated financial statements as of and for the years ended June 30, 2020 and 2019, included in this prospectus have been so included in reliance on the report of Friedman LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The offices of Friedman LLP are located at One Liberty Plaza, 165 Broadway 21st Floor, New York, NY 10006.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Ordinary Shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal Underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Ordinary Shares offered by this prospectus, as well as the Ordinary Shares. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, expected to be incurred in connection with the offer and sale of the Ordinary Shares by us. With the exception of the SEC registration fee and the FINRA filing fee, all amounts are estimates:

SEC registration fee	$	*
Nasdaq listing fee	$	*
FINRA filing fee	$	*
Transfer agent fees and expenses	$	*
Printer fees and expenses	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Miscellaneous	$	*
Total	$	*

*	To be filed by amendment.

REGENCELL BIOSCIENCE HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Shareholder of

Regencell Bioscience Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Regencell Bioscience Holdings Limited and Subsidiaries (collectively, the “Company”) as of June 30, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, changes in shareholder’s deficit, and cash flows for each of the years in the two-year period ended June 30, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and 2019, and the results of its operations, and its cash flows for each of the years in the two-year period ended June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Consideration of the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has an accumulated deficit, has incurred recurring losses from operations, has an expectation of continuing operating losses for the foreseeable future, and needs to raise capital to finance its future operation. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2020.

New York, New York

November 13, 2020

REGENCELL BIOSCIENCE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED Balance sheets

	June 30,	June 30,
	2020	2019
ASSETS
CURRENT ASSETS
Cash	$386,979	$243,307
Total current assets	386,979	243,307

OTHER ASSETS
Property and equipment, net	108,321	-
Long-term deposit	18,718	-
Total other assets	127,039	-

Total assets	$514,018	$243,307

LIABILITIES AND SHAREHOLDER’S DEFICIT

CURRENT LIABILITIES
Shareholder’s loans	3,069,910	2,081,828
Accrued expenses	95,000	-
Total current liabilities	3,164,910	2,081,828

Total liabilities	3,164,910	2,081,828
COMMITMENTS AND CONTINGENCIES

SHAREHOLDER’S DEFICIT
Ordinary shares, $0.01 par value, 100,000,000 shares authorized, and 10,000 shares issued and outstanding as of June 30, 2020 and 2019	100	100
Additional paid-in capital	256	256
Accumulated deficit	(2,651,248)	(1,838,877)
Total shareholder’s deficit	(2,650,892)	(1,838,521)

Total liabilities and shareholder’s deficit	$514,018	$243,307

The accompanying notes are an integral part of these consolidated financial statements.

REGENCELL BIOSCIENCE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Year Ended	For the Year Ended
	June 30,	June 30,
	2020	2019

OPERATING EXPENSES:
Selling and marketing	114,207	3,638
General and administrative	311,934	159,129
Research and development	386,230	228,223
Total operating expenses	812,371	390,990

LOSS FROM OPERATIONS	(812,371)	(390,990)

LOSS BEFORE INCOME TAXES	(812,371)	(390,990)

PROVISION FOR INCOME TAXES	-	-

NET LOSS	$(812,371)	$(390,990)

COMPREHENSIVE LOSS	$(812,371)	$(390,990)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	10,000	10,000

LOSS PER SHARE
Basic and diluted	$(81.24)	$(39.10)

The accompanying notes are an integral part of these consolidated financial statements.

REGENCELL BIOSCIENCE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF changeS in SHAREHOLDER’S DEFICIT

	Ordinary shares		Additional	Accumulated
	Shares	Par value	paid-in capital	deficit	Total
BALANCE, July 1, 2018	10,000	$100	$256	$(1,447,887)	$(1,447,531)

Net loss	-	-	-	(390,990)	(390,990)
BALANCE, June 30, 2019	10,000	$100	$256	$(1,838,877)	$(1,838,521)

Net loss	-	-	-	(812,371)	(812,371)
BALANCE, June 30, 2020	10,000	$100	$256	$(2,651,248)	$(2,650,892)

The accompanying notes are an integral part of these consolidated financial statements.

REGENCELL BIOSCIENCE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF cash flows

	For the Year Ended	For the Year Ended
	June 30,	June 30,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(812,371)	$(390,990)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	9,516	-
Change in operating assets and liabilities
Long-term deposit	(18,718)	-
Accrued expenses	95,000	-
Net cash used in operating activities	(726,573)	(390,990)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(117,837)	-
Net cash used in investing activities	(117,837)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from shareholder’s loans	988,082	480,994
Net cash provided by financing activities	988,082	480,994

NET CHANGE IN CASH	143,672	90,004

CASH, beginning of year	243,307	153,303

CASH, end of year	$386,979	$243,307

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$-	$-
Cash paid for interest	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – Nature of business and organization

Regencell Bioscience Holdings Limited (“Regencell” or the “Company”) is a holding company incorporated as an exempted company on October 30, 2014, under the laws of the Cayman Islands and holding all of the outstanding share capital of Regencell Limited (Hong Kong), established under the laws of Hong Kong on November 20, 2014, and Regencell Bioscience Limited (Hong Kong), established under the laws of Hong Kong on May 12, 2015.

The Company, through its controlling interests in the wholly owned subsidiaries, operates an early stage bioscience company that focuses on research, development and commercialization of Traditional Chinese Medicine (“TCM”) for the global treatment of neurocognitive disorder and degeneration, specifically for Autism Spectrum Disorder (“ASD”) and Attention Deficit Hyperactivity Disorder (“ADHD”). The Company is in the research and development stage and has not yet generated any revenue since inception.

In January 2018, the Company entered into Strategic Partnership Agreement with Mr. Sik-Kee Au (the “TCM Practitioner”), the father of Mr. Yat-Gai Au, CEO of the Company. Pursuant to the Strategic Partnership Agreement, the Company has exclusive rights including the intellectual property rights and ownership of all his TCM formulae. Any inventions, TCM formulae, utilities, models’ improvements, research, discoveries, designs, processes, methods of manufacture, and products conceived or made by the TCM Practitioner in relation to TCM shall be the sole and exclusive property of the Company.

The Strategic Partnership Agreement does not have a termination date and will remain effective indefinitely under Hong Kong law. The Strategic Partnership Agreement can be amended or terminated by the mutual written agreement of the parties without breach. Pursuant to the Strategic Partnership Agreement, in exchange for the rights, the Company is required to donate three percent (3.0%) of net revenue that the Company generates in association with the use and/or commercialization of the TCM formulae to any of charitable institutions and/or trusts of a public character anywhere in the world at the sole and absolute choice of the TCM Practitioner and in such proportion at the sole and absolute discretion of the TCM practitioner on a yearly basis. The Company also undertakes to pay for all reasonable costs and expenses incurred by the TCM Practitioner in relation to the research and development of the TCM formulae for ADHD and ASD. All research and development costs and expenses incurred by the TCM Practitioner are charged to operations as incurred.

The Company has funded its operations primarily from shareholder’s loans (“SH Loans”) provided by Mr. Yat-Gai Au (“Founder and CEO”). The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name of Entity	Principal Activities	Place and Date of Incorporation	Ownership

Regencell Bioscience Ltd. (Hong Kong)	· Research and Development · Day-to-day operations	Hong Kong, incorporated on May 12, 2015	100% owned Regencell Bioscience Holdings Ltd.
Regencell Ltd. (Hong Kong)	· Production and testing laboratory · Research and Development	Hong Kong, incorporated on November 20, 2014	100% owned Regencell Bioscience Holdings Ltd.

Note 2 –Going Concern

In accordance with Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The Company has incurred recurring negative cash flows since inception and has funded its operations primarily from shareholder loans. The Company had an accumulated deficit of approximately $2.65 million and $1.84 million as of June 30, 2020 and 2019, respectively. The Company had net losses of approximately $0.81 million and $0.39 million for the years ended June 30, 2020 and 2019. The Company has received funding in the form of periodic shareholders loans to support its capital needs. The Company’s ability to continue as a going concern is highly contingent on the ability to raise additional capital for ongoing research and development as the Company expects to continue incurring losses for the foreseeable future. The Company has received additional funding subsequent to June 30, 2020 in the form of additional shareholders loans of $465,947.

The Company intends to pursue a public offering of its ordinary shares to fund future operations. If the Company is unable to complete a public offering for a sufficient amount in a timely manner, it would need to pursue other financing alternatives such as private financing of debt or equity or collaboration agreements. There can be no assurances, however, that the current operating plan will be achieved or that additional funding will be available on terms acceptable to the Company, or at all. If the Company is unable to obtain sufficient funding, it could be required to delay its development efforts, limit activities and reduce research and development costs, which could adversely affect its business prospects.

Based on the Company’s recurring losses and negative cash flows from operations since inception, expectation of continuing operating losses and negative cash flows from operations for the foreseeable future, and the need to raise additional capital to finance its future operations, the Company’s management concluded that there is substantial doubt about the Company’s ability to continue as a going concern within one year after the issuance date of the consolidated financial statements.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Note 3 – Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements required to be made by management include, but are not limited to, the useful lives of property and equipment, impairment of long-lived assets and uncertain tax position. Actual results could differ from these estimates.

Risks and Uncertainties

The Company operates in an industry that is subject to intense competition, government regulations and rapid technological changes. Operations are subject to significant risk and uncertainties including financial, operational, technological, regulatory, and other risks, including the potential risk of business failure.

Segment

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The CODM is comprised of certain members of the Company’s management team. The Company has one operating segment. The Company’s CODM manages the Company’s operations on a consolidated basis for the purpose of allocating resources. All of the Company’s long-lived assets are held in Hong Kong.

Foreign currency translation and transaction

The reporting currency of the Company is the United States dollar (“US$”). The Company conducts its businesses in Hong Kong in the local currency, Hong Kong Dollar (“HK$”), as its functional currency. The consolidated balance sheet accounts, statement of operations accounts and equity accounts are all translated at the exchange rate as quoted by the Hong Kong Monetary Authority (“HKMA”). The Company considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$. The HKMA guarantees to exchange US dollars into Hong Kong dollars, or vice versa, at the rate of HK$7.80 to US$1.00.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange existing at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing at the transaction date. Transaction gains and losses are recognized in “other income, net”. Assets and liabilities denominated in foreign currencies are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the consolidated statements of changes in shareholders’ deficit and comprehensive loss.

Cash

Cash represents demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash. All of the cash balances as at June 30, 2020 and 2019, were maintained at financial institutions in Hong Kong, and were insured by the Hong Kong Deposit Protection Board up to a limit of HK $500,000 (approximately $64,000).

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Useful Life
Leasehold improvement	Shorter of the remaining lease terms or estimated useful lives

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive loss. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Long-term deposit

Long-term deposit presents the deposit paid to the landlord as required on the signing of the lease agreement and thereafter, to be held by the landlord as security for the performance of the Company’s obligations under the lease agreement. The deposit is classified as either current or non-current based on the terms of the respective agreement. The deposit is unsecured and is reviewed periodically to determine whether its carrying value has become impaired.

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of June 30, 2020, and 2019, no impairment of long-lived assets was recognized.

Fair value measurement

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash and shareholder’s loans approximates their recorded values due to their short-term maturities. The fair value of the long-term deposit approximates their carrying amounts because the deposit was paid in cash.

Research and development

Research and development costs are charged to operations as incurred. The Company accounts for nonrefundable advance payments for goods and services that will be used in future research and development activities as expenses when the goods have been received or when the service has been performed rather than when the payment is made. Research and development expenses consist of costs incurred by the Company for the discovery and development of the Company’s product candidates. Research and development costs include, but are not limited to, payroll and personnel expenses including stock-based compensation, research studies supplies, fees for research studies services, consulting costs, and allocated overhead, including rent, equipment, and utilities.

Employee benefit plan

Employees of the Company located in Hong Kong participate in a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Employees are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment. The Company is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government.

Operating leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. The Company records the total expenses on a straight-line basis over the lease term.

Related Parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2020 and 2019.

(Loss) earnings per share

The Company computes (loss) earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended June 30, 2020 and 2019, there were no dilutive shares.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash, the balances of which are stated on the consolidated balance sheets which represent the Company’s maximum exposure.

The Company places its cash in good credit quality financial institutions in Hong Kong. The Company deposits its cash in financial institutions that it believes have high credit quality and have not experienced any losses on such accounts and does not believe it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (“the JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02). ASU 2016-02 requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. A modified retrospective approach is required. In January 2018, the FASB issued ASU 2018-01, Leases: Land Easement Practical Expedient for Transition. This ASU clarifies the accounting and reporting of land easements. In July 2018, the FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases,” (“ASU 2018-10”), to clarify how to apply certain aspects of the new lease accounting standard. The amendments in this update, among other things, better articulates the requirement for a lessee’s reassessment of lease classification as of the effective date of a modification, clarifies that a change to an index or rate for variable lease payments does not constitute a resolution of a contingency that would result in the remeasurement of lease payments, and requires entities that apply Topic 842 retrospectively to each reporting period and do not adopt the practical expedients to write off any prior unamortized initial direct costs that do not meet the definition under Topic 842 to equity. The amendments in this update have the same effective date and transition requirements as the new lease standard summarized above. Also, in July 2018, the FASB issued ASU No. 2018-11, “Leases (Topic 842): Targeted Improvements,” (“ASU 2018-11”), to provide an additional transition method. An entity can now elect not to present comparative financial information under Topic 842 if it recognizes a cumulative-effect adjustment to retained earnings upon adoption. On November 15, 2019, the FASB issued ASU 2019-10, which amends the effective dates for certain major new accounting standards, including Topic 842, to give implementation relief to certain types of entities. As an emerging growth company, the Company can adopt Topic 842 on July 1, 2021. The Company is evaluating the impact this ASU will have on its consolidated financial statements.

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which was effective from January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Finance–l Instruments - Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. On May 15, 2019, the FASB issued ASU 2019-05, 9 which provides transition relief for entities adopting the Board’s credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of the credit losses guidance in ASC 326-20, (3) are eligible for the fair value option under ASC 825-10, and (4) are not held-to-maturity debt securities. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods therein. An entity may early adopt the ASU in any interim period after its issuance if the entity has adopted ASU 2016-13. For all other entities, the effective date will be the same as the effective date of ASU 2016-13. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

Note 4 – Property and equipment, net

Property and equipment consist of the following:

	June 30, 2020	June 30, 2019

Leasehold improvement	$117,837	$-
Less: accumulated depreciation	(9,516)	-
Total	$108,321	$-

Depreciation expense for the years ended June 30, 2020 and 2019 amounted to $9,516 and nil, respectively.

Note 5 – Related Party Transaction

During the years ended June 30, 2020 and 2019, the Company has an office rental agreement with Ace United International Limited, which is a company wholly owned by the Company’s Founder and CEO. The Company has paid a monthly rent of $4,103 and the terms of the agreement are renewed on an annual basis from the 1st of January to the 31st of December each year. The rental payment is expensed as incurred.

As of June 30, 2020, and 2019, the Company has outstanding Shareholder Loans amounting to approximately $3.07 million and $2.08 million, respectively, from the Founder and CEO. The amounts borrowed are non-interest bearing and due on-demand.

Note 6 – Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for the years ended June 30, 2020 and 2019.

The following table reconciles statutory tax rates to the Company’s effective tax rate for the periods indicated below:

	For the year ended June 30, 2020	For the year ended June 30, 2019
Tax benefit calculated at statutory tax rate	16.5%	16.5%
Valuation allowance	(16.5)%	(16.5)%
Effective tax rate	0.0%	0.0%

The following table sets forth the significant components of the aggregate deferred tax assets:

	As of June 30, 2020	As of June 30, 2019
Deferred tax assets:
Net operating loss carry forwards	$437,456	$303,415
Less: valuation allowance	(437,456)	(303,415)
Deferred tax asset, net	$-	$-

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon historical operating results and projections for future taxable income, management provided full valuation allowance for the deferred tax assets for the years ended June 30, 2020 and 2019.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2020, and 2019, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income taxes for the years ended June 30, 2020 and 2019. The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from June 30, 2020.

Note 7 – Shareholder’s deficit

Regencell Bioscience Holdings Ltd. (Cayman) was established under the laws of Cayman Islands on October 30, 2014. The authorized number of ordinary shares is 100,000,000 shares with a par value of $0.01 per ordinary share, and 10,000 ordinary shares were issued and outstanding as of June 30, 2020 and 2019, respectively.

As of June 30, 2020, and 2019, additional paid-in capital in the consolidated balance sheets represented the combined contributed capital of the Company’s subsidiaries.

Note 8 – Commitments and contingencies

Office lease commitments

The Company has entered into two lease agreements for office space with the latest expiring date of July 14, 2024. The Company’s commitment for lease payments under the operating leases as of June 30, 2020 and for the next five years are as follow:

Year ending June 30,	Office leases
2021	$136,923
2022	112,308
2023	112,308
2024	112,308
2025	9,359
Total payments	$483,206

Rent expense for the years ended June 30, 2020 and 2019 was $151,538 and $49,231, respectively.

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Note 9 – Subsequent events

The Company evaluated all events and transactions that occurred after June 30, 2020 up through the date the Company issued these consolidated financial statements on November 13, 2020, for disclosure or recognition in the consolidated financial statements of the Company as appropriate.

Impact of COVID-19

In December 2019, a novel strain of coronavirus, or COVID-19, surfaced and it has spread rapidly to many parts of China and other parts of the world, including the United States. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. The COVID-19 pandemic may affect the Company’s ability to initiate and complete research studies, delay the initiation of its future research studies, disrupt regulatory activities or have other adverse effects on its business, results of operations, financial condition and prospects. In addition, the pandemic has caused substantial disruption in the financial markets and may adversely impact economies worldwide, both of which could adversely affect its business, operations and ability to raise funds to support its operations.

Loan Agreement with Mr. Yat-Gai Au

On November 10, 2020, the Company signed a loan agreement to obtain HKD 3,634,387 (USD 465,947) from Mr. Yat-Gai Au, the Founder and CEO of the Company. The amounts borrowed are non-interest bearing and due June 30, 2021, but subject to indefinite extension if agreed by Mr. Yat-Gai Au and the Company.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Our Amended Articles provide that the Company shall indemnify each existing or former director (including alternate director), secretary and other officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)	all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

According to our Memorandum of Association and Articles, no such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we did not issue any securities.

Item 8. Exhibits and Financial Statement Schedules

Exhibits and Financial Statement Schedules

(a) Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the Registrant is relying on Rule 430B (§230.430B of this chapter):

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) To file a post-effective amendment to the registration statement to include any financial statements required by item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(7) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(8) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement**
3.1	Amended and Restated Memorandum and Articles of Association**
4.1	Specimen Certificate for Ordinary Shares**
4.2	Representative’s Warrants (included in Exhibit 1.1)**
5.1	Opinion of Ogier regarding the validity of the Ordinary Shares being registered**
8.1	Opinion of Hunter Taubman Fischer & Li LLC regarding certain U.S. Federal Income Taxation matters*
10.1	Deed of Rights Transfer, Strategic Partnership and Undertaking between Sik-Kee Au and Regencell Bioscience Limited dated January 1, 2018*
10.2	Amended and Restated Employment Agreement by and between CEO Yat-Gai Au and the Company dated February 2, 2021*
10.3	Supplemental Agreement of Deed of Rights Transfer, Strategic Partnership and Undertaking between Sik-Kee Au and Regencell Bioscience Limited dated November 10, 2020*
10.4	Loan Agreement between Yat-Gai Au and the Company dated November 10, 2020*
10.5	Employment Agreement between Dr. Yi-Chung Chao and Regencell Bioscience Limited dated July 15, 2019*
10.6	Employment Agreement between Mr. James Wai Hong Chung and Regencell Bioscience Limited dated July 6, 2019*
10.7	Employment Agreement between Mr. Tien Hsiang Chau and Regencell Bioscience Limited dated January 18, 2021*
10.8	Loan Extension Agreement between Yat-Gai Au and the Company dated February 2, 2021*
21.1	Subsidiaries**
23.1	Consent of Friedman LLP**
23.2	Consent of Hunter Taubman Fischer & Li LLC (included in Exhibit 8.1)*
99.1	Code of Business Conduct and Ethics of the Registrant**
99.2	Consent of Evana Yee Wah Hui*
99.3	Consent of Paul J. Niewiadomski*
99.4	Consent of Cheung Ming Wong*
99.5	Consent of Persistence Market Research*
99.6	Consent of Fortune Business Insights*

*	Filed herewith

**	To be filed by amendment

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, [●], 2021.

Regencell Bioscience Holdings Limited

By:	/s/
	Name:	Yat-Gai Au
	Title:	Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/	Chief Executive Officer and Director	[●], 2021
Yat-Gai Au

/s/	Chief Medical Officer and Director	[●], 2021
Yi-Chung Chao

/s/	Chief Strategy Officer	[●], 2021
James Wai Hong Chung

/s/	Chief Financial Officer	[●], 2021
Tien Hsiang Chau

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in [   ] on [   ], 2021.

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By:	/s/
	Name:	[ ]
	Title:	[ ]